UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 0-99
PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐     No ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐     No ☑
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

RECENT DEVELOPMENTS
     The following discussion of PEMEX’s recent results should be read in conjunction with the Annual Report on Form 20-F of PEMEX for the fiscal year ended December 31, 2007 (the “Form 20-F”), in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” and the financial statements and notes included in this report beginning on page F-1. In this report, “PEMEX” refers to Petróleos Mexicanos, Pemex-Exploración y Producción (“Pemex-Exploration and Production”), Pemex-Refinación (“Pemex-Refining”), Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”) and Pemex-Petroquímica (“Pemex-Petrochemicals”) (which we refer to collectively as the “subsidiary entities”), and the subsidiary companies listed in note 2 to the 2008 consolidated financial statements included in this report (the “subsidiary companies”).
Exchange Rates
          On May 8, 2009, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 13.106 = U.S. $1.00.
Selected Financial Data
          The selected financial data below as of and for the five years ended December 31, 2008 have been derived from PEMEX’s consolidated financial statements, which were audited by two independent registered public accounting firms, by KPMG Cárdenas Dosal, S.C. for the 2007 and 2008 fiscal years and by PricewaterhouseCoopers, S.C. for the three previous years. The selected financial data as of and for the three-month periods ended March 31, 2008 and 2009 have been derived from the unaudited condensed consolidated interim financial data of PEMEX for the three-month periods ended March 31, 2008 and 2009.
          Our consolidated financial statements for the years ended December 31, 2004 and 2005 were prepared in accordance with Mexican Generally Accepted Accounting Principles, which we refer to as Mexican GAAP. Our consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 were prepared in accordance with Normas de Información Financiera Mexicanas (Mexican Financial Reporting Standards or “Mexican FRS” or “NIFs”), which replaced Mexican GAAP, although this change had no accounting implications for PEMEX in 2006, 2007 or 2008. The unaudited condensed consolidated interim financial statements of PEMEX as of March 31, 2009 and for the three-month periods ended March 31, 2008 and 2009 were also prepared in accordance with Mexican FRS. In this document, unless otherwise stated, we use the term Mexican FRS to mean (1) Mexican GAAP for periods ending prior to January 1, 2006 and (2) NIFs for periods ending on or after January 1, 2006.
          Beginning January 1, 2003, we recognized the effects of inflation in accordance with Governmental Standard GS-06 BIS “A” Section C, which requires the adoption of Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” under Mexican FRS (which we refer to as “Bulletin B-10”). As a result of the provisions of Bulletin B-10, we restated our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, in order to present our results for each of these years on the same basis and purchasing power as the results for the year ended December 31, 2007 with respect to the recognition of the effects of inflation. Consequently, the amounts shown in our consolidated financial statements for the years then ended are expressed in thousands of constant Mexican pesos as of December 31, 2007. The December 31, 2007 restatement factors applied to the financial statements at December 31, 2004, 2005 and 2006 were 1.0752, 1.0405 and 1.0376, respectively, which correspond to inflation from January 1, 2005, 2006 and 2007 through December 31, 2007, respectively, based on the national consumer price index (the “NCPI”).
          As a result of the adoption of a new Bulletin B-10, commencing January 1, 2008, we no longer use inflation accounting, unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS. Because the economic environment in the three preceding years as of December 31, 2007 and 2008 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2008 and as of March 31, 2009. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See note 3a. to our 2008 consolidated financial statements included herein for a summary of the effects of adoption of new Bulletin B-10 and notes 3i., 3o., 3p., 3t., 3u. and 3x. to our 2008 consolidated financial statements included herein for discussion of the inflation accounting rules applied prior to the adoption of new Bulletin B-10.

          Mexican FRS differ in certain significant respects from United States Generally Accepted Accounting Principles (which we refer to as “U.S. GAAP”). The financial data as of and for the year ended December 31, 2008 and the interim financial data have not yet been reconciled to U.S. GAAP; however, the results of operations under U.S. GAAP will be different from those under Mexican FRS.

Selected Financial Data of PEMEX

	Year Ended December 31,(1)										March 31,(1) (3)
	2004(2)		2005(2)		2006(2)		2007(2)		2008		2008		2009
					(millions of pesos) (4)
Income Statement Data
Amounts in accordance with Mexican FRS:
Net sales(5)	Ps.	868,342	Ps.	1,006,303	Ps.	1,106,101	Ps.	1,139,257	Ps.	1,328,950	Ps.	321,463	Ps.	226,392
Total sales net of the IEPS tax		807,312		984,479		1,106,101		1,139,257		1,328,950		321,463		226,392
Operating income		513,142		542,175		606,868		593,652		571,111		170,175		93,223
Comprehensive financing result		(7,863)		(4,836)		(23,847)		(20,047)		(107,512)		(895)		(20,271)
Net income (loss) for the period		(28,443)		(82,358)		46,953		(18,308)		(112,076)		3,253		(26,997)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents		94,686		130,450		195,777		170,997		114,224		n.a.		143,049
Total assets		1,057,088		1,125,596		1,250,020		1,330,281		1,236,837		n.a.		1,303,955
Long-term debt		452,761		541,543		524,475		424,828		495,487		n.a.		551,279
Total long-term liabilities		863,164		977,030		1,032,251		990,909		1,033,987		n.a.		1,109,398
Equity (deficit)		37,199		(29,010)		41,456		49,908		26,855		n.a.		9,631
Amounts in accordance with U.S. GAAP:
Total sales net of IEPS tax		807,312		984,479		1,106,101		1,139,257		N.A.		n.a.		n.a.
Operating income net of IEPS tax		446,471		524,954		611,476		581,482		N.A.		n.a.		n.a.
Comprehensive financing (cost) income		2,323		(10,116)		(18,152)		(25,610)		N.A.		n.a.		n.a.
Net income (loss) for the period		(14,516)		(79,791)		56,722		(32,642)		N.A.		n.a.		n.a.
Total assets		1,018,574		1,079,745		1,224,272		1,211,301		N.A.		n.a.		n.a.
Equity (deficit)		(54,505)		(120,943)		(22,883)		(198,083)		N.A.		n.a.		n.a.
Other Financial Data
Amounts in accordance with Mexican FRS:
Depreciation and Amortization		46,744		56,996		65,672		72,592		89,840		20,917		23,289
Investments in fixed assets at cost(6)		83,742		89,855		104,647		155,121		141,535		42,566		55,232

n.a. = Not applicable.

N.A. = Not available.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies (including the Master Trust, Fideicomiso F/163 and RepCon Lux, S.A., and, for U.S. GAAP purposes, Pemex Finance, Ltd.). For Mexican FRS purposes, beginning with the year ended December 31, 2005, we include the financial position and results of Pemex Finance, Ltd.

(2)	Mexican FRS differ from U.S. GAAP. For the most significant differences between U.S. GAAP and Mexican FRS affecting PEMEX’s consolidated financial statements, see “Item 5—Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” in the Form 20-F.

(3)	Unaudited.

(4)	Figures for 2004, 2005, 2006 and 2007 have been restated to constant pesos as of December 31, 2007, by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See the third paragraph of “Selected Financial Data” above for the inflation factors. Figures for 2008 and 2009 are in nominal pesos.

(5)	Includes the Special Tax on Production and Services in 2004 and 2005, which we refer to as the “IEPS tax” as part of the sales price of the products sold. IEPS tax is not included for the years ended December 31, 2006, 2007 and 2008, as the rates for those years were negative.

(6)	Includes investments in fixed assets and capitalized interest through the 2006 fiscal year and capitalized comprehensive result beginning with the 2007 fiscal year. See note 3i. to PEMEX’s audited financial statements included herein.
Source: PEMEX’s financial statements.

Capitalization of PEMEX
          The following table sets forth the capitalization of PEMEX at March 31, 2009, as calculated in accordance with Mexican FRS.

	At March 31, 2009(1)(2)
	(millions of pesos or
	U.S. dollars)
Long-term external debt	Ps.	483,450	U.S.$	34,162
Long-term domestic debt		67,829		4,793

Total long-term debt(3)		551,279		38,955

Certificates of Contribution “A”(4)		96,958		6,851
Mexican Government increase in equity of subsidiary entities(5)		195,011		13,780
Capital stock		4,146		293
Legal reserve		1,023		72
Donation surplus		600		42
Other comprehensive income		731		52
Accumulated losses from prior years		(261,840)		(18,502)
Net loss for the period		(26,997)		(1,908)

Total equity		9,631		681

Total capitalization	Ps.	560,910	U.S.$	39,635

Note:	Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = U.S. $1.00 at March 31, 2009. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since March 31, 2009, except for PEMEX’s undertaking of new financings as disclosed under “Liquidity and Capital Resources—Financing Activities” in this report.

(3)	Total long-term debt does not include short-term indebtedness of Ps. 79,127 billion (U.S.$ 5,591 billion) at March 31, 2009. See “Liquidity and Capital Resources.”

(4)	Equity instruments held by the Mexican Government.

(5)	In the first three months of 2009, the Mexican Government increased PEMEX’s equity by Ps. 15.1 billion.
Source: PEMEX’s financial statements. Unaudited.

Operating and Financial Review and Prospects
Results of Operations of PEMEX, its Subsidiary Entities and Subsidiary Companies—First Three Months of 2009 Compared to First Three Months of 2008
          The interim financial statements should be read in conjunction with the consolidated financial statements as of and for the years ended December 31, 2007 and 2008, included in this report beginning on page F-1. The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS. This unaudited condensed consolidated interim financial information was not reconciled to U.S. GAAP.

	Three months ended March 31,
	2008(1)		2009(1)(2)
	(millions of pesos or U.S. dollars)
Net sales
Domestic	Ps.	163,483	Ps.	132,983	U.S.$	9,397
Export		157,695		92,019		6,502
Services Income		285		1,390		98

Total		321,463		226,392		15,997

Costs of sales		(123,582)		(110,946)		(7,840)

General expenses		(27,706)		(22,223)		(1,570)

Other revenues (expenses),(3) net		35,873		(2,883)		(204)
Comprehensive financing result(4)		(895)		(20,271)		(1,432)
Profit sharing in non-consolidated subsidiaries and affiliates		(259)		(169)		(12)

Income before taxes and duties		204,894		69,900		4,939
Taxes and duties		(201,642)		(96,897)		(6,847)

Net income (loss) for the period	Ps.	3,253	Ps.	(26,997)	U.S.$	(1,908)

Note: Numbers may not total due to rounding.

(1)	Unaudited.

(2)	Translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 14.1517 = U.S. $1.00 at March 31, 2009 for purposes of convenience only. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)	Includes the IEPS tax in 2008 and 2009, when the IEPS tax rate was negative.

(4)	Includes exchange rate gains in the amount of Ps. 4,526 million in the first three months of 2008 and exchange rate losses in the amount of Ps. 7,313 million in the first three months of 2009.
Source: PEMEX’s unaudited financial statements.
          Sales
          Total sales decreased by 29.6%, to Ps. 226.4 billion, in the first three months of 2009 from Ps. 321.5 billion in the first three months of 2008. The decrease in total sales resulted primarily from the decrease in prices for crude oil exports and a reduction in the volume of crude oil exports.
          Domestic Sales
          Domestic sales decreased by 18.7% in the first three months of 2009, from Ps. 163.5 billion in the first three months of 2008 to Ps. 133.0 billion in the first three months of 2009, primarily due to a 35.6% decrease in natural gas sales, a 14.2% decrease in sales of petroleum products and a 34.1% decrease in sales of petrochemical products. Sales of natural gas decreased by 35.6% in the first three months of 2009, from Ps. 26.1 billion in the first three months of 2008 to Ps. 16.8 billion in the first three months of 2009, due to an 8.2% decrease in the volume of sales, from 3,272 million cubic feet per day to 3,004 million cubic feet per day, and a 7.5% average decrease in the average price, from U.S. $7.91 per million British thermal units to U.S. $4.14 per million British thermal units. Domestic sales of petroleum products decreased by 14.2% in the first three months of 2009, from Ps. 129.2 billion in the first three months of 2008 to Ps. 110.8 billion in the first three months of 2009, primarily due to lower prices of gasoline and lower volumes of fuel oil, jet fuel, LPG and diesel sales. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 34.1%, from Ps. 8.2 billion in the first three months of 2008 to Ps. 5.4 billion in the first three months of 2009, due to a 3.8% decrease in the volume of petrochemical product sales and lower prices.
          Export Sales
          Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 41.7%, from Ps. 157.7 billion in the first three months of 2008 to Ps. 92.0 billion in the first three months of 2009. Excluding the trading activities of the subsidiaries of Petróleos Mexicanos P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (the “PMI Group”)

(in order to show only the amount of export sales allotted to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties decreased by 44.2%, from Ps. 137.9 billion in the first three months of 2008 to Ps. 77.0 billion in the first three months of 2009. In dollar terms, excluding the trading activities of the PMI Group, total export sales decreased by 57.8%, from U.S. $12.8 billion in the first three months of 2008 to U.S. $5.4 billion in the first three months of 2009.
          Crude oil and condensate export sales accounted for 83.9% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2009, as compared to 88.7% in the first three months of 2008. Crude oil and condensate export sales decreased in peso terms by 47.2%, from Ps. 122.3 billion in the first three months of 2008 to Ps. 64.6 billion in the first three months of 2009, primarily due to a 53.6% decrease in the weighted average price of crude oil exports (from U.S. $83.94 per barrel in the first three months of 2008 to U.S. $38.92 per barrel in the first three months of 2009) and a 14.7% decrease in the volume of crude oil exports, from 1,499 thousand barrels per day to 1,279 thousand barrels per day, mainly due to a decline of production in the Cantarell complex.
          Export sales of petroleum products represented 15.3% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2009, as compared to 10.6% in the first three months of 2008. Export sales of petroleum products decreased by 19.2%, from Ps. 14.6 billion in the first three months of 2008 to Ps. 11.8 billion in the first three months of 2009, primarily due to a decrease in prices, which was partially offset by a 40.5% increase in the volume of petroleum products exports, from 185 thousand barrels per day to 260 thousand barrels per day.
          Export sales of natural gas represented 0.5% of export sales (excluding the trading activities of the PMI Group) in the first three months of 2009, as compared to 0.1% in the first three months of 2008. Export sales of natural gas increased by 100.0%, from Ps. 0.2 billion in the first three months of 2008 to Ps. 0.4 billion in the first three months of 2009, due to greater production and a decrease in demand of the Mexican industrial sector for natural gas.
          Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first three months of 2008 and 2009 (0.5% and 0.3%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 87.5%, from Ps. 0.8 billion in the first three months of 2008 to Ps. 0.1 billion in the first three months of 2009, primarily as a result of a 20.1% reduction in the volume of petrochemical product exports, from 139 thousand tons in the first quarter of 2008 to 111 thousand tons in the first quarter of 2009.
          Services Income
          Services income increased by 366.7% in the first three months of 2009, from Ps. 0.3 billion in the first three months of 2008 to Ps. 1.4 billion in the first three months of 2009, as a result of higher fees charged for freight services by Pemex-Refining to third parties.
          Costs of Sales
          Costs of sales decreased by 10.3%, from Ps. 123.6 billion in the first three months of 2008 to Ps. 110.9 billion in the first three months of 2009. This decrease was primarily due to a Ps. 27.4 billion decrease in product purchases and a Ps. 6.0 billion decrease in operational maintenance expenses, which were partially offset by a Ps. 12.3 billion increase in operating expenses and a Ps. 6.8 billion increase in valuation of inventories, due to the decline in crude oil prices.
          General Expenses
          General expenses decreased by 19.8%, from Ps. 27.7 billion in the first three months of 2008 to Ps. 22.2 billion in the first three months of 2009. This decrease was primarily due to a decrease in the net periodic cost for employee benefits.
          Other Revenues (Expenses), net
          Other revenues, net, decreased by Ps. 38.8 billion, from net revenue of Ps. 35.9 billion in the first three months of 2008 to a net expense of Ps. 2.9 billion in the first three months of 2009, primarily due to a decrease in the amount of the credit attributable to the negative rate of the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services or “IEPS”) amounting approximately to Ps. 33.7 billion.
          Comprehensive Financing Result
          Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, and foreign exchange gain or loss. A substantial portion of PEMEX’s indebtedness (84.5% at March 31, 2009) is denominated in U.S. dollars, so a depreciation of the peso against the U.S. dollar results in foreign exchange loss and higher peso-denominated interest expense.
          Our expenses associated with comprehensive financing result increased from Ps. 0.9 billion in the first three months of 2008 to Ps. 20.3 billion in the first three months of 2009, primarily as a result of the following:
•	The depreciation of the peso against the U.S. dollar in the first three months of 2009, as compared to the appreciation of the peso in the same period of 2008 resulted in a Ps. 11.8 billion increase in net foreign exchange losses, from a net gain of Ps. 4.5 billion in the first three months of 2008 to a net loss of Ps. 7.3 billion in the first three months of 2009.

•	Net interest expense (including the expense associated with financial products) increased by Ps. 7.5 billion in the first three months of 2009, as compared to the first three months of 2008.
          Taxes and Duties
          Hydrocarbon extraction duties and other duties and taxes decreased by 51.9%, from Ps. 201.6 billion in the first three months of 2008 to Ps. 96.9 billion in the first three months of 2009, largely due to the decreases in total sales and other revenues. Taxes and duties represented 42.8% of total sales in the first three months of 2009, as compared to 62.7% in the first three months of 2008, because PEMEX’s effective rate of taxes and duties falls as oil prices decrease.
          Net (Loss)/Income
          In the first three months of 2009, PEMEX reported a net loss of Ps. 27.0 billion on Ps. 226.4 billion in total revenues, as compared to net income of Ps. 3.3 billion on Ps. 321.5 billion in total revenues in the first three months of 2008. The reversal from net income to a net loss was primarily a result of lower hydrocarbon prices, which resulted in a Ps. 96.2 billion decrease in domestic and export sales, as compared to the first quarter of 2008.

Results of Operations of PEMEX, the Subsidiary Entities and Subsidiary Companies—For the Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
          The financial information set forth below has been derived from the audited consolidated financial statements of PEMEX for the years ended December 31, 2007 and 2008. The consolidated financial information set forth below was prepared in accordance with Mexican FRS.

	Year ended December 31,
	2007		2008(1)		2008
	(millions of
	constant pesos
	as of December		(millions of		(millions of
	31, 2007)		pesos)		U.S. dollars)
Net sales
Domestic	Ps.	592,048	Ps.	679,754	U.S.$	50,210
Export		542,927		644,418		47,600
Services income		4,282		4,778		353

Total		1,139,257		1,328,950		$98,163

Costs of sales		(460,666)		(654,032)		(48,310)

General expenses		(84,939)		(103,806)		(7,668)

Other revenues,(2) net		79,798		197,991		14,624
Comprehensive financing result(3)		(20,047)		(107,512)		(7,941)
Profit sharing in non-consolidated subsidiaries and affiliates		5,545		(1,965)		(145)

Income before taxes and duties		658,948		659,626		48,723
Taxes and duties
Hydrocarbon extraction duties and other		(667,999)		(767,522)		(56,693)
Hydrocarbon income tax		(6,031)		(1,583)		(117)
Income tax		(3,226)		(2,597)		(192)

Total		(677,256)		(771,702)		(57,002)

Net loss for the period	Ps.	(18,308)	Ps.	(112,076)	U.S.$	(8,279)

Note: Numbers may not total due to rounding.

(1)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 13.5383 = U.S. $1.00 at December 31, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(2)	Includes the IEPS tax in 2007 and 2008, when the IEPS tax rate was negative.

(3)	Includes exchange rate losses in the amount of Ps. 1.4 billion in 2007 and Ps. 71.1 billion in 2008.
Source: PEMEX’s audited financial statements.
          Sales
          Total sales increased by 16.6%, from Ps. 1,139.3 billion in 2007 to Ps. 1,328.9 billion in 2008. This increase resulted primarily from a 14.8% increase in domestic sales, from Ps. 592.0 billion in 2007 to Ps. 679.7 billion in 2008, due to increased unit prices and greater volumes of sales, mainly of petroleum products. In addition, total sales also increased due to an 18.7% increase in export sales, from Ps. 542.9 billion in 2007 to Ps. 644.4 billion in 2008, due to higher crude oil prices.
          Domestic Sales
          Domestic sales increased by 14.8% in 2008, from Ps. 592.0 billion in 2007 to Ps. 679.8 billion in 2008, due to increased prices and volumes of sales of principal petroleum and petrochemicals products. Domestic sales of petroleum products increased by 11.7% in 2008, from Ps. 484.1 billion in 2007 to Ps. 540.7 billion in 2008, primarily due to increases in the average sales prices of products sold in Mexico, which was only partially offset by a 3.4% decrease in the sales volumes of petroleum products. The decrease in the sales volumes of petroleum products, from 1,816 thousand barrels per day in 2007 to 1,754 thousand barrels per day in 2008, was primarily due to a decrease in the volume of fuel oil sales. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 25.8%, from Ps. 25.6 billion in 2007 to Ps. 32.2 billion in 2008, due to an increase in the domestic sales of some of the products manufactured by Pemex-Petrochemicals, such as polyethylenes and monoethylene glycol. Sales of natural gas increased by 29.8% in 2008, from Ps. 82.3 billion in 2007 to Ps. 106.8 billion in 2008, as a result of an increase in average prices.

          Export Sales
          Export sales increased by 18.7% in peso terms in 2008, from Ps. 542.9 billion in 2007 to Ps. 644.4 billion in 2008. Excluding the trading activities of the PMI Group (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the PMI Group and third parties increased by 13.2% in peso terms, from Ps. 473.7 billion in 2007 to Ps. 536.0 billion in 2008. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 16.3% in 2008, from U.S. $42.6 billion in 2007 to U.S. $49.5 billion in 2008. This increase was mainly a result of increased crude oil and product prices. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 108.4 billion in 2008, 56.6% higher in peso terms than the Ps. 69.2 billion of additional revenues generated in 2007, mainly due to increased export prices of crude oil. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2008 was U.S. $84.26, 36.7% higher than the weighted average price of U.S. $61.64 in 2007.
          Export crude oil sales by Pemex-Exploration and Production to PMI accounted for 87.2% of export sales (excluding the trading activities of the PMI Group) in 2008, as compared to 89.0% in 2007. These crude oil sales increased in peso terms by 10.9% in 2008, from Ps. 421.7 billion in 2007 to Ps. 467.6 billion in 2008, and increased in dollar terms by 14.2% in 2008, from U.S. $37.9 billion in 2007 to U.S. $43.3 billion in 2008. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in 2008 was U.S. $84.26, 36.9% higher than the weighted average price of U.S. $61.57 in 2007. The volume of crude oil exports decreased by 16.8%, from 1,686 thousand barrels per day in 2007 to 1,403 thousand barrels per day in 2008, mainly as a consequence of the natural decline in production of the Cantarell fields and production shut downs due to adverse weather conditions in the Gulf of Mexico.
          Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, increased from 10.5% of export sales (excluding the trading activities of the PMI Group) in 2007 to 12.1% of those export sales in 2008. Export sales of petroleum products, including natural gas liquids, increased by 31.4%, from Ps. 49.3 billion in 2007 to Ps. 64.8 billion in 2008, primarily due to an increase in export prices of petroleum products. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 34.1%, from U.S. $4.4 billion in 2007 to U.S. $5.9 billion in 2008. Export sales of natural gas decreased by Ps. 0.5 billion, from Ps. 4.1 billion in 2007 to Ps. 3.6 billion in 2008. This decrease was mainly due to a decrease in natural gas production.
          Petrochemical products accounted for the remainder of export sales in 2007 and 2008. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 37.7%, from Ps. 2.6 billion in 2007 to Ps. 3.6 billion in 2008, primarily due to increased petrochemical product prices. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 44.6% in 2008, from U.S. $235.6 million in 2007 to U.S. $340.7 million in 2008.
          Services Income
          In 2007 and 2008, services income amounted to Ps. 4.3 billion and Ps. 4.8 billion, respectively. This 11.6% increase was mainly due to an increase in fees charged for freight services provided by Pemex-Refining to third parties.
          Costs of Sales and General Expenses
          Costs of sales, transportation, distribution expenses and administrative expenses increased by 38.9%, from Ps. 545.6 billion in 2007 to Ps. 757.8 billion in 2008. This increase was mainly due to higher product prices, greater product purchases, principally petroleum products such as gasoline, diesel and liquefied gas, and an increase in the charges to net periodic cost of employee benefits, due to the effects of new amortization guidelines for the amortization of unrecognized/unamortized items under FRS D-3 “Employee Benefits.”
          Due to existing price controls imposed by the Mexican Government on gasoline, diesel and LPG products sold in the domestic market, in 2008, we were not able to pass on all of the increases in the prices of our product purchases to our retail customers in Mexico.

          Other Revenues (principally IEPS benefit), net
          Other revenues, net, increased by 148.1%, from Ps. 79.8 billion in 2007 to Ps. 198.0 billion in 2008, primarily due to an increase in revenues resulting from higher negative rates of the IEPS tax in 2008, as compared to 2007. As a result, PEMEX recognized revenues from IEPS tax credits of Ps. 72.1 billion and Ps. 194.6 billion in 2007 and 2008, respectively.
          Comprehensive Financing Result
          Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense and foreign exchange gain or loss. In 2008, our loss associated with comprehensive financing result increased by 437.5%, from a loss of Ps. 20.0 billion in 2007 to a loss of Ps. 107.5 billion in 2008, as a result of the following.
          Exchange Rate Loss. A substantial portion of PEMEX’s indebtedness, 77.8% at December 31, 2008, is denominated in foreign currencies, so the depreciation of the peso resulted in a foreign exchange loss of Ps. 71.1 billion in 2008, as compared to a loss of Ps. 1.4 billion in 2007. The peso/dollar exchange rate depreciated by 19.7% in dollar terms in 2008, from Ps. 10.8662 = U.S. $1.00 on December 31, 2007 to Ps. 13.5383 = U.S. $1.00 on December 31, 2008, as compared to a 0.1% appreciation of the exchange rate in 2007.
          Monetary Position Result. In accordance with FRS B-10, because the Mexican economy was not “inflationary” during the three preceding years as of December 31, 2008, PEMEX did not recognize the effects of inflation in our financial results. As a result, PEMEX did not register a gain in monetary position in 2008, while in 2007 PEMEX registered a gain in monetary position of Ps. 12.9 billion.
          Interest Net. PEMEX’s net interest expense increased by Ps. 5.0 billion, primarily as a result of the net result of our derivative transactions. See note 11(viii.) to our 2008 consolidated financial statements included herein.
          Taxes and Duties
          Hydrocarbon extraction duties and other duties and taxes (including the IEPS tax) increased by 13.9%, from Ps. 677.3 billion in 2007 to Ps. 771.7 billion in 2008, largely due to the increase of the hydrocarbon extraction duty, from Ps. 663.1 billion in 2007 to Ps. 761.2 billion in 2008. In 2008, duties and taxes represented 58.1% of total sales and in 2007, they represented 59.7% of total sales, because our effective rate of taxes and duties rises as oil prices increase.
          Net Loss
          In 2008, we had a net loss of Ps. 112.1 billion from Ps. 1,328.9 billion in total sales revenues, as compared to a net loss of Ps. 18.3 billion from Ps. 1,139.3 billion in total sales revenues in 2007. This increase in net loss resulted from the various factors described above.
Liquidity and Capital Resources
          Equity Structure and the Certificates of Contribution “A”
          Our total equity as of December 31, 2008 was Ps. 26.9 billion, and our total capitalization (long-term debt plus equity) amounted to Ps. 522.4 billion.
          In December 2008, the Mexican Government made payments in the amount of Ps. 35,445 million to Petróleos Mexicanos, which was capitalized in equity. PEMEX also capitalized interest in the amount of Ps. 12.2 million related to these payments, which were derived from excess revenues that were paid in accordance with the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability).
          Cash Flows from Operating, Financing and Investing Activities
          Effective January 1, 2008, FRS B-2 “Statement of Cash Flow” superseded Bulletin B-12 “Statement of Changes in Financial Position.” In accordance with FRS B-2, we were not required to prepare a statement of changes in financial position for the year ended December 31, 2008, nor were we required to prepare a statement of cash flow for the year ended December 31, 2007. Because our 2008 cash flow statement and our 2007 statement of changes in financial position are not comparable, we discuss below only components of our statement of cash flow for the year ended December 31, 2008.
          During 2008, under Mexican FRS, net funds provided by operating activities were Ps. 33.7 billion. Net income before taxes and duties, which was determined on a cash flow basis, was Ps. 536.3 billion and items that did not require cash outlays totaled Ps. 295.2 billion in 2008. There was an increase in net indebtedness of Ps. 14.3 billion and payments of pensions, seniority benefits and other post-retirement obligations totaled Ps. 22.0 billion. During 2008, we applied net funds of Ps. 140.2 billion for net investments at cost in fixed assets (Ps. 141.1 billion of new investments and capitalized comprehensive result, less Ps. 0.3 billion in dispositions of fixed assets and Ps. 0.6 billion in equity investments in non-consolidated subsidiaries and affiliates).
          At December 31, 2008, our cash and cash equivalents totaled Ps. 114.2 billion, as compared to Ps. 171.0 billion at December 31, 2007.
          Commitments for Capital Expenditures and Sources of Funding
          Our current aggregate commitments for capital expenditures total approximately Ps. 187.4 billion for 2009. For general descriptions of our current commitments for capital expenditures, see “—Capital Expenditures and Investments” below.
          In 2008, in nominal peso terms, Pemex-Exploration and Production invested a total of Ps. 136.1 billion in capital expenditures on exploration and production. In 2009, Pemex-Exploration and Production has 22 projects in its capital expenditures budget, for which Ps. 157.1 billion has been budgeted.
          Pemex-Refining invested in one long-term productive infrastructure project (Proyecto de Infraestructura Productiva de Largo Plazo, which we refer to in the plural as “PIDIREGAS”) in 2008 and invested in other general operating projects, strategic planning, acquisition of equipment, research and development and complementary investments for a total of Ps. 17.4 billion in capital expenditures in nominal peso terms. In 2009, Pemex-Refining expects to invest Ps. 23.0 billion in capital expenditures.
          Pemex-Gas and Basic Petrochemicals invests in projects primarily related to natural gas and condensates processing, transportation and storage. In 2009, Pemex-Gas and Basic Petrochemicals will invest Ps. 4.2 billion in capital expenditures for one project.
          In 2009, Pemex-Petrochemicals expects to invest Ps. 2.4 billion in capital expenditures for two projects.
          Our current commitments for capital expenditures have increased in recent years, as compared to previous years. Based on past experience, we expect to generate sufficient working capital, capital expenditures and investments through:
•	cash flow generated from operations;

•	the issuance of certificados bursátiles (peso-denominated publicly traded notes) in the domestic market;

•	the issuance of debt securities in the international capital markets;

•	the renewal of existing lines of credit and the entering into of new lines of credit from international and local commercial banks; and

•	other additional financing activities.
          The securities that we or Pemex Finance, Ltd. issue may vary in tenor, amount, currency and type of interest rate. We may issue debt securities in U.S. dollars, Japanese yen, euros, pounds or pesos, among others; these securities may be issued with fixed or floating rates and with maturities of one or more years including perpetual debt securities, depending on market conditions and funding requirements. Commercial bank syndicated loans may be established with single or multiple tranches with varying maturities. Bilateral loans may vary in tenor and range, which may be of one year or more.
          The international financial crisis could impact our ability to access the financial markets in 2009. If it does so, we may be required to reduce our budgeted capital expenditures.
          Effective January 31, 2009, the Master Trust and Fideicomiso F/163 assigned certain rights to Petróleos Mexicanos in consideration of the cancellation of debt that these entities had issued to Petróleos Mexicanos between 2006 and 2008 pursuant to several inversiones de disponibilidades (which we refer to as inter-company private placements). In addition, effective January 2, 2009, in connection with the amendments to the Federal Law of Budget and Fiscal Accountability described under “Capital Expenditures and Investment” below, Petróleos Mexicanos agreed to assume primary responsibility for the payment of all indebtedness of the Master Trust and Fideicomiso F/163, respectively. However, the Master Trust and Fideicomiso F/163, as applicable, will continue to act as servicer of all indebtedness until such time as Petróleos Mexicanos legally assumes, as primary obligor, their indebtedness under the related agreements. The legal procedures related to this recognition will be carried out during the second half of 2009.
          The inter-company private placements were debt securities issued by the Master Trust or by Fideicomiso F/163 and purchased by Petróleos Mexicanos at prevailing market conditions. Under this program, which allowed Petróleos Mexicanos to invest part of its cash position in debt securities for use in PIDIREGAS, we were able to obtain significant benefits because the interest rate paid by these entities to Petróleos Mexicanos exceeded the average return on our cash investments. Additionally, the inter-company private placements did not increase our total indebtedness on a consolidated basis since they were eliminated as part of the consolidation process. Petróleos Mexicanos obtained all the required legal and corporate authorizations to establish this program. All of these inter-company private placements were canceled effective January 31, 2009 as a result of the changes to the Federal Law of Budget and Fiscal Accountability that became effective in November 2008.
          A number of our financing agreements contain restrictions on (a) PEMEX’s ability to create liens on its assets to secure external indebtedness, subject to certain exceptions, (b) PEMEX’s ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) PEMEX’s ability to merge or consolidate with other entities or sell all or substantially all of its assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos or Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At December 31, 2008 and at the date of this report, PEMEX was not in default on any of its financing agreements.
          In order to be able to carry out our planned capital expenditure program, we will need to seek financing from a variety of sources, and we cannot guarantee that we will be able to obtain financing on terms that would be acceptable to us. Our inability to obtain additional financing could have an adverse effect on our planned capital expenditure program and result in our being required to limit or defer this program.
          Financing Activities
          2009 Financing Activities. During the period from January 1 to April 30, 2009, Petróleos Mexicanos participated in the following activities:
•	On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000,000 under the syndicated revolving credit facility established on September 7, 2007.

•	On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000,000 of 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C.

•	On March 26, 2009, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 2,500,000,000 at a floating rate; the loan matures in March 2010.

•	On April 3, 2009, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 10,000,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,000,000,000 and three-year maturity and the other at a fixed rate for Ps. 4,000,000,000 and seven-year maturity.
          2008 Financing Activities. During the period from January 1 to December 31, 2008, the Master Trust obtained U.S. $1,471.1 million in nominal terms in loans from export credit agencies for use in financing PIDIREGAS. In addition, we participated in the following activities:
•	The Master Trust issued, through inter-company private placements, nine series of floating rate notes under its Medium-Term Notes Program, Series A; all of the notes were purchased by Petróleos Mexicanos; the details of each are described below:

Issue Date	Principal Amount		Maturity Date
January 16, 2008	U.S.$	2,000,000,000	December 15, 2015
February 15, 2008	U.S.$	1,500,000,000	December 15, 2017
May 13, 2008	U.S.$	500,000,000	December 15, 2021
May 19, 2008	U.S.$	500,000,000	December 15, 2021
June 3, 2008	U.S.$	1,000,000,000	December 15, 2021
July 21, 2008	U.S.$	1,000,000,000	December 15, 2022
September 10, 2008	U.S.$	1,000,000,000	December 15, 2014
October 17, 2008	U.S.$	1,000,000,000	December 16, 2019
November 14, 2008	U.S.$	1,000,000,000	December 16, 2019
          The inter-company private placements described above did not increase our consolidated net indebtedness, and were canceled effective January 31, 2009.
•	On January 28, 2008, the Master Trust repaid U.S. $500,000,000 of the U.S. $2,500,000,000 borrowed through its syndicated revolving credit facility on September 7, 2007.

•	On February 7, 2008, Fideicomiso F/163 renegotiated the maturity date of the Ps. 22,000,000,000 inter-company private placement issued on December 2006, extending its maturity to December 16, 2013. In addition, on the same date, Fideicomiso F/163 issued, through an inter-company private placement in Mexico, Ps. 10,000,000,000 of Floating Rate Notes due in 2013; the notes are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. These inter-company private placements did not increase our consolidated net indebtedness, and were canceled effective January 31, 2009.

•	On February 27, 2008, the Master Trust repaid U.S. $500,000,000 of the U.S. $2,500,000,000 borrowed through its syndicated revolving credit facility on September 7, 2007.

•	On February 29, 2008, Petróleos Mexicanos borrowed U.S. $1,000,000,000 from the syndicated revolving facility referred to above. Under this facility, borrowings may be made by either the Master Trust or Petróleos Mexicanos. Borrowings by the Master Trust are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan in the amount of Ps. 10,000,000,000 and bearing interest at a floating rate; the loan matured in December 2008 and was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan in the amount of Ps. 4,000,000,000 and bearing interest at a floating rate; the loan matured in June 2008 and was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On March 28, 2008, Petróleos Mexicanos obtained, in the Mexican domestic market, a bank loan in the amount of Ps. 3,500,000,000 and bearing interest at a floating rate; the loan matured in December 2008; the loan was guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 2, 2008, the Master Trust entered into a Term Loan Agreement with a commercial bank, in the amount of ¥ 41,900 million (equivalent to U.S. $400 million) in two tranches of ¥ 20,950 million each, maturing in 2011 and 2014 respectively. This agreement is guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On June 4, 2008, the Master Trust issued U.S. $1,000,000,000 of 5.75% Notes due 2018 and U.S. $500,000,000 of 6.625% Bonds due 2038 under its Medium-Term Notes Program, Series A; the notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On July 18, 2008, the Master Trust further increased the aggregate amount of debt securities issuable under its Medium-Term Notes program to U.S. $60,000,000,000.

•	On September 29, 2008, the Master Trust issued ¥ 64,000,000,000 of its Floating Rate Bonds due 2020, which are insured by Nippon Export and Investment Insurance and guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•	On October 24, 2008, RepCon Lux, S.A. redeemed in full its U.S. $1,307,100,000 principal amount of 4.5% Guaranteed Exchangeable Bonds due 2011, exchangeable into shares of Repsol YPF, S.A. (“Repsol”). Most holders elected to exchange their bonds into Repsol shares prior to the redemption date. Petróleos Mexicanos intends to retain beneficial ownership of approximately 4.9% of the shares of Repsol, and is financing its investment in Repsol through a series of equity swaps.
          The inter-company private placements described above did not increase our consolidated net indebtedness; these private placements were all canceled effective January 31, 2009.

          Indebtedness
          The following table sets forth the analysis of PEMEX’s total indebtedness as of December 31, 2008 based on short- and long-term debt and fixed or floating rates:

	In millions
	of U.S.
	dollars
Short-term debt
Short-term bonds with floating interest rates	U.S.$	460
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks		2,458
Lines of credit with fixed interest rates		3,297

Total short-term debt	U.S.$	6,215

Long-term debt
Fixed rate instruments
Instruments with fixed annual interest rates ranging from 3.27% to 10.61% and maturities ranging from 2010 to 2038	U.S.$	17,919

Variable rate instruments
Drawings under lines of credit based on LIBOR and other variable rates with maturities ranging from 2010 to 2018	U.S.$	15,887
Floating rate notes with maturities ranging from 2010 to 2020		2,794

Total variable rate instruments	U.S.$	18,680

Total long-term debt	U.S.$	36,599

Total indebtedness(1)	U.S.$	42,814

Note:	Numbers may not total due to rounding.

(1)	Excludes accrued interest and includes notes payable to contractors.
          As of March 31, 2009, PEMEX’s total indebtedness was U.S. $44,016 million, U.S. $38,955 million of which was long-term debt and U.S. $5,061 million of which was short-term debt. 49.0% of PEMEX’s total indebtedness as of March 31, 2009 accrued interest at variable rates.

          The portion of our total debt at December 31, 2008 corresponding to borrowings of the Master Trust and Fideicomiso F/163 was U.S. $39.1 billion, composed as follows.

	In millions
	of U.S. dollars
Master Trust
Long-term debt
Instruments with fixed annual interest rates ranging from 3.27% to 9.5% and maturities ranging from 2010 to 2038	U.S.$	13,272
Drawings under lines of credit based on LIBOR and other variable rates and maturities ranging from 2010 to 2018		11,685
Floating rate notes with maturities ranging from 2010 to 2020		2,794
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd.(1)		871
Inter-company private placements at variable rate(2)		26,197

Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various international commercial banks	U.S.$	1,057
Lines of credit with fixed interest rates		2,888
Short-term bonds with floating interest rates		460
Obligation to Pemex-Exploration and Production in respect of funds allocated to the Master Trust relating to the sale of accounts receivables by PMI to Pemex Finance, Ltd.(1)		295

Total Master Trust’s indebtedness	U.S$	59,519

Total Master Trust’s inter-company debt		27,363

Total consolidated borrowings of Master Trust	U.S.$	32,156

Fideicomiso F/163
Long-term debt
Long-term lines of credit with variable interest rates	U.S$	3,509
Instruments with fixed annual interest rates ranging from 8.38% to 11% and maturities ranging from 2010 to 2019		2,415
Inter-company private placements at floating rate(2)		3,102

Short-term debt
Lines of credit with variable interest rates established under committed credit facilities with various national commercial banks	U.S.$	1,030

Total Fideicomiso F/163’s indebtedness		10,056

Total Fideicomiso F/163’s inter-company debt		3,102

Total consolidated borrowings of Fideicomiso F/163	U.S.$	6,953

Total inter-company debt	U.S.$	30,466

Total consolidated indebtedness of Master Trust and Fideicomiso F/163(3)	U.S.$	39,109

Note: Numbers may not total due to rounding.

(1)	This amount is not reflected in our consolidated financial statements due to the offsetting effects of the consolidation of the results of Pemex-Exploration and Production, the Master Trust and Pemex Finance, Ltd. (i.e., the effects of inter-company indebtedness are eliminated).

(2)	Inter-company private placements do not increase PEMEX’s total indebtedness, since their balances are eliminated in the consolidation.

(3)	Excludes accrued interest and notes payable to contractors.

          The table below sets forth our total indebtedness as of December 31 for each of the five years from 2004 to 2008.
Total Indebtedness of PEMEX

	Year Ended December 31,(1)
	2004		2005		2006		2007		2008
					(in millions of U.S. dollars)(2)
Domestic Debt in Various Currencies(3)	U.S.$	6,530	U.S.$	10,416	U.S.$	10,885	U.S.$	9,227	U.S.$	7,204
External Debt(3)
MYRA(4)	U.S.$	77	U.S.$	38		—		—		—
Other direct bank loans(5)		1,789		1,186		686		3,013		2,668
Bonds(6)		22,133		25,931		27,583		20,766		19,114
Trade financing advances from commercial banks(7)		2,409		4,370		4,310		4,250		4,250
Purchasing loans(8)		366		309		257		171		101
Financial leases		197		153		70		—		435
Export credit agency loans (project finance)(9)		5,471		6,322		7,439		7,434		7,921
Notes payable to contractors		1,186		1,068		952		1,227		1,120

Total external debt	U.S.$	33,628	U.S.$	39,377	U.S.$	41,297	U.S.$	36,861	U.S.$	35,609

Total Indebtedness(10)	U.S.$	40,158	U.S.$	49,793	U.S.$	52,183	U.S.$	46,087	U.S.$	42,815

Note: Numbers may not total due to rounding.

(1)	Figures do not include accrued interest. Accrued interest was U.S. $231 million, U.S. $95 million, U.S. $139 million, U.S. $5.4 million and U.S. $522.4 million at December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(2)	Indebtedness payable in currencies other than U.S. dollars was first converted into pesos for accounting purposes at the exchange rates set by Banco de México and then converted from pesos to U.S. dollars at the following exchange rates: Ps. 11.2648 = U.S. $1.00 for 2004, Ps. 10.7777 = U.S. $1.00 for 2005, Ps. 10.8810 = U.S. $1.00 for 2006, Ps. 10.8662 = U.S. $1.00 for 2007 and Ps. 13.5383 = U.S. $1.00 for 2008. See notes 3 and 10 to PEMEX’s 2008 consolidated financial statements included herein.

(3)	Indebtedness payable other than in pesos and owed to persons or institutions having their head offices or chief places of business outside Mexico, and payable outside the territory of Mexico.

(4)	Multi-Year Restructuring Agreement.

(5)	Includes U.S. $2.5 billion under a syndicated revolving credit facility in 2007 and U.S. $1.5 billion under this facility in 2008.

(6)	Includes, in 2004, 2005, 2006 and 2007, issuance by RepCon Lux, S.A. of U.S. $1.37 billion of its 4.5% Guaranteed Exchangeable Bonds due 2011 (paid in 2008) and, in 2005, 2006, 2007 and 2008, U.S. $2.3 billion, U.S. $1.9 billion, U.S. $1.5 billion and U.S. $1.2 billion, respectively, of bonds issued by Pemex Finance, Ltd. See “—Financing Activities of Pemex Finance, Ltd.” below.

(7)	To finance external trade of crude oil and derivatives. Includes indebtedness of the Master Trust consisting of trade financing advances from commercial banks of U.S. $2.4 billion as of December 31, 2004, U.S. $4.4 billion as of December 31, 2005, U.S. $4.3 billion as of December 31, 2006, U.S. $4.25 billion as of December 31, 2007 and U.S. $4.25 billion as of December 31, 2008.

(8)	To finance imports of equipment and spare parts.

(9)	Includes U.S. $5,428 million, U.S. $6,285 million, U.S. $7,409 million, U.S. $ 7,411 million and U.S. $7,904 million of indebtedness of the Master Trust as of December 31, 2003, 2004, 2005, 2006, 2007 and 2008, respectively.

(10)	Includes U.S. $26.0 billion, U.S. $32.9 billion , U.S. $35.5 billion, U.S. $32.1 billion and U.S. $32.2 billion of indebtedness of the Master Trust as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively, and U.S. $5.5 billion, U.S. $9.9 billion, U.S. $10.6 billion, U.S. $9.0 billion and U.S. $7.0 billion of indebtedness of Fideicomiso F/163 as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.
Source: Petróleos Mexicanos.
Results of Operations by Business Segment
          This section presents results of our operations by business segment, including our central corporate operations and the operations of the consolidated subsidiary companies.

          Revenue by Business Segment
          The following table sets forth our trade and intersegment net sales revenues by business segment for the five fiscal years ended December 31, 2008 as well as the percentage change in sales revenues for the years 2006 to 2008.

	Year Ended December 31,										2007	2008
	2004		2005		2006		2007		2008		vs. 2006	vs. 2007
	(in millions of pesos)(1)										(%)	(%)
Exploration and Production
Trade sales(2)		—		—		—		—		—	—	—
Intersegment sales	Ps.	625,864	Ps.	773,337	Ps.	890,012	Ps.	912,295	Ps.	1,137,808	2.5	24.7

Total net sales		625,864		773,337		890,012		912,295		1,137,808	2.5	24.7
Refining
Trade sales(2)(3)(4)		355,913		383,827		409,554		433,604		490,556	5.9	13.1
Intersegment sales		30,146		41,308		46,242		42,230		56,992	(8.7)	35.0

Total net sales		386,059		425,135		455,796		475,834		547,548	4.4	15.1
Gas and Basic Petrochemicals
Trade sales(2)		129,468		144,987		138,688		139,963		167,108	0.9	19.4
Intersegment sales		74,956		89,170		83,058		82,941		104,028	(0.1)	25.4

Total net sales		204,424		234,158		221,746		222,904		271,136	0.5	21.6
Petrochemicals
Trade sales(2)		18,770		21,827		21,639		21,702		25,576	0.3	17.9
Intersegment sales		8,217		9,518		9,654		35,942		54,481	272.3	51.6

Total net sales		26,987		31,345		31,293		57,644		80,057	84.2	38.9
Corporate and subsidiary companies
Trade sales(2)		364,190		455,660		536,220		543,988		645,710	1.4	18.7
Intersegment sales and eliminations		(739,182)		(913,332)		(1,028,969)		(1,073,408)		(1,353,309)	4.3	26.1

Total net sales		(374,992)		(457,672)		(492,749)		(529,420)		(707,599)	7.5	33.7

Total Net Sales	Ps.	868,342	Ps.	1,006,303	Ps.	1,106,101	Ps.	1,139,257	Ps.	1,328,950	3.0	16.7

Note: Numbers may not total due to rounding.

(1)	Figures for 2004, 2005, 2006 and 2007 have been restated to constant pesos as of December 31, 2007 by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Selected Financial Data” above for the inflation factors. Figures for 2008 are in nominal pesos.

(2)	Sales to external customers.

(3)	Includes IEPS tax, except in 2006 and 2007, when the IEPS tax rate was negative.

(4)	Includes services income.
Source: PEMEX’s financial statements.
          Income by Business Segment
          The following table sets forth our net income (loss) by business segment for each year in the five-year period ended December 31, 2008, as well as the percentage change in income for the years 2006 to 2008.

	Year Ended December 31,										2007	2008
	2004		2005		2006		2007		2008		vs. 2006	vs. 2007
	(in millions of pesos)(1)										(%)	(%)
Business Segment
Exploration and Production	Ps.	(15,250)	Ps.	(19,702)	Ps.	75,888	Ps.	19,966	Ps.	23,473	(73.7)	17.6
Refining		(24,612)		(57,508)		(35,326)		(45,654)		(119,474)	29.2	161.7
Gas and Basic Petrochemicals		13,000		7,214		6,312		4,958		2,264	(21.5)	(54.3)
Petrochemicals		(13,739)		(17,852)		(18,029)		(16,086)		(18,671)	(10.8)	16.1
Corporate and subsidiary companies(2)		12,157		5,490		18,108		18,508		332	2.2	(98.2)

Total net income/(loss)	Ps.	(28,443)	Ps.	(82,358)	Ps.	46,953	Ps.	(18,308)	Ps.	(112,076)	(139.0)	512.2

Note:	Numbers may not total due to rounding.

(1)	Figures for 2004, 2005, 2006 and 2007 have been restated to constant pesos as of December 31, 2007 by applying the inflation factors, as measured by the NCPI, from the respective years through December 31, 2007. See “Selected Financial Data” above for the inflation factors. Figures for 2008 are in nominal pesos.

(2)	Includes intersegment eliminations.
Source: PEMEX’s financial statements.

2008 Compared to 2007
          Exploration and Production
          In 2008, Pemex-Exploration and Production’s sales of crude oil and natural gas to the PMI Group increased by 10.9% in peso terms and by 14.2% in U.S. dollar terms, mainly due to an increase in the average sales prices and volumes of our principal petroleum products. The weighted average price of crude oil sold by Pemex-Exploration and Production to the PMI Group for export was U.S. $84.26 in 2008, as compared to U.S. $61.57 in 2007. Intersegment sales increased by 24.7%, principally as a result of the increase in crude oil export prices. Net income related to exploration and production activities increased by 17.6%, or Ps. 3,507 million, from Ps. 19,966 million in 2007 to Ps. 23,473 million in 2008, primarily as a result of an increase in the average price of crude oil.
          Refining
          In 2008, trade sales related to refining activities increased by 13.1%, from Ps. 433,604 million in 2007 to Ps. 490,556 million in 2008, due to an increase in the average sales prices and volumes of our principal petroleum products. Intersegment sales increased by Ps. 14,762 million, or 35.0%, to Ps. 56,992 million, mainly due to higher prices of our principal petroleum products. In 2008, the total loss related to refining activities was Ps. 119,474 million, 161.7% more than the loss of Ps. 45,654 million in 2007. The loss was primarily due to higher prices and volume of purchases by Pemex-Refining of imported petroleum products, mainly gasolines and diesel, which reduced its margins.
          Gas and Basic Petrochemicals
          In 2008, trade sales related to the natural gas and basic petrochemical business segment increased by 19.4%, from Ps. 139,963 million in 2007 to Ps. 167,108 million in 2008. LPG sales increased by 0.6%, from Ps. 55,663 million in 2007 to Ps. 55,972 million in 2008, principally due to an increase in LPG prices. Natural gas sales increased by 29.8%, from Ps. 82,295 million in 2007 to Ps. 106,821 million in 2008, mainly due to an increase in natural gas prices. Income related to natural gas and basic petrochemicals decreased by 54.3%, or Ps. 2,694 million, from Ps. 4,958 million in 2007 to Ps. 2,264 million in 2008, mainly due to an increase in operating and labor costs.
          Petrochemicals
          In 2008, trade sales related to the petrochemicals business segment increased by 17.8%, from Ps. 21,702 million in 2007 to Ps. 25,576 million in 2008. Prices for petrochemicals sold domestically increased for a majority of our petrochemical products. In 2008, the volume of petrochemical exports decreased by 11.2%, from 665.6 thousand tons in 2007 to 590.9 thousand tons in 2008. Losses related to petrochemical activities increased by 16.1%, from Ps. 16,086 million in 2007 to Ps. 18,671 million in 2008, mainly due to an increase in the volume of imports of methanol and xylene.
          Corporate and subsidiary companies
          In 2008, trade sales relating to PMI’s exports of crude oil and petroleum products to third parties and the trading activities of the PMI Group increased by 18.7% in peso terms, from Ps. 543,988 million in 2007 to Ps. 645,710 million in 2008, as a result of increased prices of the crude oil that we exported. In 2008, net income related to corporate and subsidiary companies after inter-company eliminations, which includes the international trading activities of the PMI Group, decreased from Ps. 18,508 million in 2007 to Ps. 332 million in 2008, primarily due to the expense associated with an increase in the reserve for employee benefits.
Capital Expenditures and Investments
          Historically, an important component of our capital expenditures has been PIDIREGAS. As a consequence of federal budgetary constraints, the Mexican Government had sought private sector participation in the building and financing of PIDIREGAS. The Mexican Government approved the designation of certain infrastructure projects as PIDIREGAS. This designation meant that these projects were treated as off-balance sheet items for annual budgetary purposes and under Normas y Principios Básicos de Contabilidad Gubernamental (Governmental Accounting

Standards) applicable to Mexican public sector entities, until delivery of the completed project to us or until our payment obligations began under the contract. The Ley General de Deuda Pública (General Law of Public Debt) and the Federal Law of Budget and Fiscal Accountability defined the PIDIREGAS legal framework. For the purposes of PEMEX’s consolidated financial statements, which are prepared in accordance with Mexican FRS, all of the accounts related to PIDIREGAS have been incorporated into the consolidated financial statements.
          On October 21, 2008, the Mexican Congress approved a new bill to modify the Federal Law of Budget and Fiscal Accountability, which became effective on November 14, 2008. Under these amendments:
•	As of January 31, 2009, PEMEX’s PIDIREGAS debt was included in PEMEX’s balance sheet prepared under Governmental Accounting Standards and is now considered public sector debt. For Mexican FRS purposes, all of PEMEX’s PIDIREGAS financings and assets were already included in PEMEX’s consolidated balance sheet, so these changes will not have an effect on PEMEX’s consolidated balance sheet or statement of operations for any period.

•	Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust and Fideicomiso F/163, our principal PIDIREGAS financing vehicles. The legal procedures related to this recognition will be carried out during the second half of 2009. After all debt assumptions have been completed, Petróleos Mexicanos may liquidate the Master Trust and Fideicomiso F/163.
          As a consequence of these legal changes, we no longer separately disclose our PIDIREGAS and non-PIDIREGAS capital expenditures.
          The following table shows our capital expenditures for the five years ended December 31, 2008, and the budget for such expenditures for the next two years.
Capital Expenditures

	Year ended December 31,
	(in millions of pesos)
											Budget		Budget
	2004		2005		2006		2007		2008		2009		2010
Pemex-Exploration and Production	Ps.	90,793	Ps.	90,447	Ps.	102,351	Ps.	115,563	Ps.	136,102	Ps.	157,100	Ps.	161,976
Pemex-Refining		5,092		9,001		15,230		15,979		17,380		22,951		45,476
Pemex-Gas and Basic Petrochemicals		2,498		3,206		3,322		4,004		4,203		4,159		8,449
Pemex-Petrochemicals		1,598		1,530		1,426		1,139		1,614		2,440		13,626
Petróleos Mexicanos		343		388		349		227		439		748		1,153

Total Capital Expenditures	Ps.	100,324	Ps.	104,572	Ps.	122,677	Ps.	136,913	Ps.	159,738	Ps.	187,398	Ps.	230,680

Note:	Numbers may not total due to rounding.

Source:	Petróleos Mexicanos.

          During 2008, Pemex-Exploration and Production continued implementing 22 PIDIREGAS.
          Capital Expenditure Budget. The following table sets forth our capital expenditures budget for 2009 through 2012.
Capital Expenditures Budget

	Year ended December 31, (1)(2)
	2009		2010		2011		2012
	(in millions of nominal pesos)
Pemex-Exploration and Production	Ps.	157,100	Ps.	161,976	Ps.	135,533	Ps.	114,694
Pemex-Refining		22,951		45,476		41,968		35,626
Pemex-Gas and Basic Petrochemicals		4,159		8,449		4,090		2,159
Pemex-Petrochemicals		2,440		13,626		9,778		2,203
Petróleos Mexicanos		748		1,153		1,004		653

Total Capital Expenditures Budget	Ps.	187,398	Ps.	230,680	Ps.	192,373	Ps.	155,335

Note:	Numbers may not total due to rounding.

(1)	Amounts based on cash basis method of accounting.

(2)	Includes capitalized interest during the construction period.

Source:	Petróleos Mexicanos.

          We have budgeted a total of Ps. 187.4 billion in nominal terms for capital expenditures in 2009. We expect to direct Ps. 157.1 billion (or 83.8% of total capital expenditures) to exploration and production programs in 2009.
          Our main objectives for upstream investment are to maximize the long-term economic value, and increase and improve the quality of Mexico’s oil and gas reserves, enhance Pemex-Exploration and Production’s reserves recovery ratio, improve the reliability of its production and transportation infrastructure for crude oil and natural gas operations and continue to emphasize industrial safety and environmental compliance. The 2009 budget objectives include strengthening Pemex-Exploration and Production’s Strategic Gas Program to increase the supply of natural gas for the domestic market in the medium to long term.
          Our downstream investment program seeks to improve the quality of our product selection and the reliability of our logistic and distribution services, to achieve a level of efficiency similar to that of our international competitors and to continue to emphasize industrial safety and environmental compliance. In addition, on April 14, 2009, we announced that we had chosen Tula, in the state of Hidalgo, as the location for a new refinery. We announced on the same day that our refinery in Salamanca, in the state of Guanajuato, would be renovated and upgraded. Construction of the new refinery is expected to begin in 2010 and to be completed by 2014, subject to the donation of the related land to Pemex-Refining within the 100 days following the announcement.

Business Overview
          Production
          Set forth below is selected summary operating data relating to PEMEX.

	Year ended				Three months ended
	December 31,				March 31,
	2007		2008		2008		2009
Operating Highlights
Production
Crude oil (tbpd)		3,076		2,792		2,891		2,667
Natural gas (mmcfpd)		6,058		6,919		6,586		7,018
Petroleum products (tbpd)		1,511		1,490		1,498		1,536
Petrochemicals(1) (mt)		11,757		11,973		3,038		3,156

Average crude oil exports (tbpd)
Olmeca		173		130		141		97
Isthmus		41		23		37		7
Maya(2)		1,472		1,251		1,321		1,175

Total		1,686		1,403		1,499		1,279

Value of crude oil exports (value in millions of U.S. dollars)	U.S.$	37,937	U.S.$	43,324	U.S.$	11,447	U.S.$	4,481

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S.$	70.89	U.S.$	99.37	U.S.$	97.60	U.S.$	44.94
Isthmus		69.92		81.09		93.70		40.62
Maya		60.38		82.88		81.92		38.43
Weighted average price(4)		61.64		84.35		83.63		38.92

Monthly average West Texas Intermediate crude oil average price per barrel(5)	U.S.$	72.20	U.S.$	84.40	U.S.$	97.86	U.S.$	43.20

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year

(1)	Excludes ethane and butane gases.

(2)	Subject to adjustment to reflect the percentage of water in each shipment.

(3)	Average price during period indicated based on billed amounts.

(4)	On May 15, 2009, the weighted average price of PEMEX’s crude oil export mix was U.S. $53.87 per barrel.

(5)	On May 15, 2009, the West Texas Intermediate crude oil spot price was U.S. $56.35 per barrel.

Sources:	Petróleos Mexicanos.
          Crude oil production decreased by 7.8% in the first quarter of 2009, from 2,891 thousand barrels per day in the first quarter of 2008 to 2,667 thousand barrels per day in the first quarter of 2009, and decreased by 9.2% in 2008, from 3,076 thousand barrels per day in 2007 to 2,792 thousand barrels per day in 2008. These decreases were largely due to a decline in production of heavy crude oil of 13.9% and 13.4% in the first quarter of 2009 and in 2008, respectively, as a result of the natural and expected decline of the Cantarell fields.
          Natural gas production increased by 6.6% in the first quarter of 2009, from 6,586 million cubic feet per day in the first quarter of 2008 to 7,018 million cubic feet per day in the first quarter of 2009, and increased by 14.2% in 2008, from 6,058 million cubic feet per day in 2007 to 6,919 million cubic feet per day in 2009. The increase in natural gas production in the first quarter of 2009 was a result of gas extraction from wells near the transition zone at the Cantarell project and greater volumes from the Delta del Grijalva project. The increase in natural gas production in 2008 was a result of greater production volumes in the transition zone at the Cantarell project and an increase in production at the Ku-Maloob-Zaap, Delta del Grijalva, Costero and Ixtal-Manik projects.
          Petroleum products production increased by 2.5% in the first quarter of 2009, from 1,498 thousand barrels per day in the first quarter of 2008 to 1,536 thousand barrels per day in the first quarter of 2009, and decreased by 1.4% in 2008, from 1,511 thousand barrels per day in 2007 to 1,490 thousand barrels per day in 2008. The increase in petroleum products production in the first quarter of 2009 was driven by greater production of gasoline and fuel oil. The decrease in petroleum products production in 2008 was a result of a decrease in the processing of crude oil by Pemex-Refining.
          Petrochemicals production increased by 3.9% in the first quarter of 2009, from 3,038 thousand tons in the first quarter of 2008 to 3,156 thousand tons in the first quarter of 2009, and increased by 1.8% in 2008, from 11,757 thousand tons in 2007 to 11,973 thousand tons in 2008. The increase in petrochemicals production in the first quarter of 2009 was a result of (i) an increase in ethane derivatives production, due to greater production of vinyl chloride and ethylene, (ii) an increase in the production of aromatics, resulting from greater production volumes of other products, such as high-octane hydrocarbons, amorphous gasoline and xylene, which was partially offset by lower production of paraxylene and ethylbenzene, and (iii) a decrease in the production of methane derivatives, especially methanol, due to unfavorable market conditions. The increase in petrochemicals production in 2008 was attributable to greater ammonia production resulting from greater demand for urea and greater high octane hydrocarbon production, which was reactivated due to greater demand from Pemex-Refining in 2008. These increases in 2008 were partially offset by decreased production of vinyl chloride and paraxylene, due to market conditions.
          Reserves
          Under the Political Constitution of the United Mexican States and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by us. Under the Petróleos Mexicanos Law, Petróleos Mexicanos and the subsidiary entities, except for Pemex-Petrochemicals, have the exclusive right to extract, not own, these reserves, and sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.
          Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff.
          Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:
•	experience in the area;

•	stage of development;

•	quality and completeness of basic data; and

•	production and pressure histories.
          Reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.
          Since 1996, reserves valuations have been prepared by the business units of Pemex-Exploration and Production, and these estimates are periodically reviewed by Pemex-Exploration and Production’s management. In addition, final reserves estimates are reviewed by independent engineering firms.
          During 2008, Pemex-Exploration and Production retained three independent engineering firms to review its estimates of Mexico’s proved reserves as of December 31, 2008: Netherland, Sewell International, S. de R.L. de C.V. (“Netherland Sewell”); DeGolyer and MacNaughton (“D&M”); and Ryder Scott Company, L.P. (“Ryder Scott,” and, together with Netherland Sewell and D&M, the “Independent Engineering Firms”). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.4% of Mexico’s reserves. The remaining 0.6% of reserves not covered by the review is located in areas in which third parties provide services to Pemex-Exploration and Production through the Financed Public Works Contracts program, as described under “Item 4—Business Overview—Exploration and Production—Financed Public Works Contracts” in the Form 20-F. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves, which is in turn certified by an engineering firm hired by such party. The totality of Mexico’s reserves is therefore certified. Netherland Sewell reviewed the reserves in the Northeastern Marine region and Southern region, D&M reviewed the reserves in the Southwestern Marine region and Ryder Scott reviewed the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of their own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production’s production forecasts and the reserves estimates.
          Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex-Exploration and Production’s reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates furnished by us were reasonable and had been estimated and presented in conformity with generally accepted petroleum and engineering and evaluation principles.
          All questions that arose during the Independent Engineering Firms’ review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that our estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a) of Regulation S-X of the SEC, are consistent with international reserve reporting practice, and are in accordance with oil and gas reserve disclosure provisions of the Financial Accounting Standards Board—Statement of Financial Accounting Standards (“SFAS”) No. 69 “Disclosures about Oil and Gas Producing Activities.”
          In December 2008, the SEC adopted revisions to its oil and gas reporting rules in order to modernize and update the oil and gas disclosure requirements. The changes bring the reporting guidance up to date with advances made in the industry around oil and gas reserves determinations. We are evaluating the impact of the new SEC guidelines for reporting our oil and gas proved reserves. The new SEC guidelines will be used for our 2009 year-end estimation of reserves, and have not been used in the determination of reserves for year-end 2008.
          Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 2.6% in 2008, from 12,187 million barrels of oil at December 31, 2007 to 11,866 million barrels of oil at December 31, 2008.
          Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants, increased by 2.2% in 2008, from 8,436 million barrels of oil at December 31, 2007 to 8,618 million barrels of oil at December 31, 2008.

          Mexico’s total proved developed and undeveloped dry gas reserves decreased by 3.5% in 2008, from 13,162 billion cubic feet at December 31, 2007 to 12,702 billion cubic feet at December 31, 2008. Mexico’s proved developed dry gas reserves increased by 0.5% in 2008, from 8,163 billion cubic feet at December 31, 2007 to 8,206 billion cubic feet at December 31, 2008.
          The following two tables of crude oil and dry gas reserves set forth our estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the SEC.
Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2004	2005	2006	2007	2008
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	16,041	14,803	13,671	12,849	12,187
Revisions(2)	(109)	165	425	455	444
Extensions and discoveries	245	57	86	150	370
Production	(1,374)	(1,354)	(1,332)	(1,268)	(1,135)

At December 31	14,803	13,671	12,849	12,187	11,866

Proved developed reserves at December 31	9,745	9,617	8,978	8,436	8,618

Note:	Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.

Source:	Pemex-Exploration and Production.
Dry Gas Reserves(1)

	2004	2005	2006	2007	2008
		(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	14,850	14,807	14,557	13,856	13,162
Revisions(2)	547	640	280	879	730
Extensions and discoveries	641	415	505	171	454
Production(3)	(1,231)	(1,305)	(1,487)	(1,744)	(1,643)

At December 31	14,807	14,557	13,856	13,162	12,702

Proved developed reserves at December 31	8,325	8,888	8,688	8,163	8,206

Note:	Numbers may not total due to rounding.

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil is used.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.

(3)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source:	Pemex-Exploration and Production.
Energy Reform
          On October 28, 2008, the Mexican Congress approved ten bills, six of which amended the following laws:
•	the Regulatory Law;

•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law);

•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law);

•	the Ley Federal de las Entidades Paraestatales (Federal Law of Decentralized Public Entities);

•	the Ley de Obras Públicas y Servicios Relacionados con las Mismas (Law of Public Works and Related Services); and

•	the Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público (Law of Acquisitions, Leasing and Services of the Public Sector).
The other four bills enacted the following new laws:
•	the Petróleos Mexicanos Law;

•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law);

•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and

•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).
          These bills became effective on November 29, 2008. The Political Constitution of the United Mexican States was not amended.
          In addition, the Ordinary Hydrocarbons Duty paid by Pemex-Exploration and Production was modified to distinguish the differential complexities of our fields through a structure that assigns differential cost thresholds applicable to the Paleocanal de Chicontepec and projects in the deep waters in the Gulf of Mexico. Under the Paleocanal de Chicontepec Duty, which has a rate of 71.5%, the cost threshold assigned to projects located in this zone was increased from U.S. $6.50 per barrel to U.S. $11.00 per barrel. Under the Deep Waters Duty, the cost threshold assigned to projects located in deep waters in the Gulf of Mexico was increased from U.S. $6.50 per barrel to U.S. $16.50 per barrel. This duty has a floating rate between 60% and 71.5%, depending on the average Mexican crude oil export price. Also imposed on the oil and gas from Paleocanal de Chicontepec and the deep waters in the Gulf of Mexico is the new Hydrocarbons Extraction Duty, which has a floating rate between 10% and 20%, depending on the average Mexican crude oil export price.
          PEMEX expects to benefit in several ways from the reforms adopted by the aforementioned bills. In particular, we expect to improve, among other things, our decision-making processes and our execution capabilities through the creation of seven executive committees to support the Board of Directors of Petróleos Mexicanos, the appointment of four new professional members to the Board of Directors of Petróleos Mexicanos, the development of a new contracting structure for our core businesses, greater flexibility to invest additional income we generate, a differentiated fiscal regime that considers field complexities and the ability to issue debt instruments called bonos ciudadanos (Citizen Bonds), which will not affect PEMEX’s ownership or equity regime. We describe the main changes implemented by the new laws below.
          Petróleos Mexicanos is adopting corporate governance practices in line with international standards through the appointment of four new independent members of our Board of Directors and the creation of the following seven executive committees:
•	Audit and Performance Evaluation Committee: This committee will, among other things, verify the achievement of goals and objectives; evaluate the financial and operating performance of Petróleos Mexicanos; appoint, supervise and evaluate our external auditors;

inform the Board of Directors about the adequacy of our system of internal controls; and propose improvements to this system.

•	Transparency and Accountability Committee: This committee will, among other things, propose to the Board of Directors of Petróleos Mexicanos criteria for the disclosure of information.

•	Strategy and Investment Committee: This committee will, among other things, analyze, evaluate and monitor the business plan and investment portfolio of PEMEX.

•	Compensation Committee: This committee will, among other things, propose to the Board of Directors of Petróleos Mexicanos the compensation of and incentive compensation mechanisms for the Director General and other members of senior management.

•	Acquisitions, Leasing, Works and Services Committee: This committee will, among other things, review, evaluate, monitor and develop recommendations regarding the annual programs for acquisition, construction and services contracts, and determine whether an exception to the public bidding process is applicable in specific cases.

•	Environmental and Sustainability Committee: This committee will, among other things, promote the development of environmental protection policies and the achievement of sustainable development.

•	Development and Technological Research Committee: This committee will propose to the Board of Directors of Petróleos Mexicanos technological research and development plans related to the petroleum industry.
          We are now permitted to have a more flexible contracting structure for our core production activities. To strengthen our ability to execute contracts, we are authorized to offer cash compensation to contractors that provide us with benefits from new technologies, faster execution or greater profit, subject to the requirement that payment obligations in respect of construction and services contracts will always be made in cash and in no case will ownership rights over hydrocarbons be granted.
          We have also been granted greater flexibility to direct our excess income to increased investment, maintenance and operating expenditures if certain conditions are met.
          Finally, Petróleos Mexicanos will be able to issue Citizen Bonds, the returns of which will be linked to the performance of PEMEX. The Ministry of Finance and Public Credit will establish the terms and conditions of these Citizen Bonds.
Directors, Senior Management and Employees
          On March 17, 2009, the Mexican Senate ratified the appointments of four professional members, as nominated by the President of Mexico, to the Board of Directors of Petróleos Mexicanos. The professional members and their respective terms are the following:
•	Fluvio César Ruiz Alarcón, who will conclude his term in 3 years;

•	Rogelio Gasca Neri, who will conclude his term in 4 years;

•	Héctor Moreira Rodríguez, who will conclude his term in 5 years; and

•	José Fortunato Alvarez Enríquez, who will conclude his term in 6 years.

          On May 14, 2009, fifteen members were installed to the Board of Directors of Petróleos Mexicanos in accordance with the Petróleos Mexicanos Law. In addition to the four professional members listed above, the following eleven members were installed:
          Government representatives
•	Ms. Georgina Kessel Martínez, Secretary of Energy and Chairwoman of the Board of Directors of Petróleos Mexicanos;

•	Mr. Agustín Guillermo Carstens Carstens, Secretary of Finance and Public Credit;

•	Mr. Gerardo Ruiz Mateos, Secretary of Economy;

•	Ms. Patricia Flores Elizondo, Head of the President’s Office;

•	Mr. Ernesto Javier Cordero Arroyo, Secretary of Social Development; and

•	Mr. Salvador Vega Casillas, Secretary of Public Function.
          Petroleum Workers’ Union representatives
•	Mr. Ricardo Aldana Prieto;

•	Mr. Fernando Pacheco Martínez;

•	Mr. Jorge Wade González;

•	Mr. Héctor Manuel Sosa Rodríguez; and

•	Mr. Pedro García Barabata.
          Mr. Alejandro Fleming Kauffman, Chief of the Legal Affairs Unit of the Ministry of Energy, was ratified as Secretary of the Board of Directors of Petróleos Mexicanos, and Mr. Raoul Capdevielle Orozco, Technical Secretary of the General Direction of Petróleos Mexicanos, was ratified as Alternate Secretary.
          On the same date, and in accordance with the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos installed the following six executive committees described under “Energy Reform” above. Each committee will be chaired by a professional member.
•	Strategy and Investment Committee;

•	Compensation Committee;

•	Acquisitions, Leasing, Works and Services Committee;

•	Environmental and Sustainability Committee;

•	Transparency and Accountability Committee; and

•	Development and Technological Research Committee.

Environmental Regulation
          PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. See “Item 4—Information on the Company—Environmental Regulation” in the Form 20-F.
          As of December 31, 2007 and 2008, the reserve for environmental remediation expenses totaled Ps. 2.1 billion and Ps. 1.8 billion, respectively. This reserve is included in long-term liabilities in the balance sheet.
Legal Proceedings
          In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are described below.
          As of December 31, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The amount claimed in connection with these lawsuits totaled approximately Ps. 41.3 billion. At December 31, 2008, PEMEX had accrued a reserve of Ps. 11.0 billion for these contingent liabilities. Among these lawsuits are the following:
          In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292.0 million and Ps. 37.5 million. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125.9 million and Ps. 41.5 million. On February 13, 2009, the ICA notified the parties that it would not issue a final award until May 31, 2009.
          On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647.6 million in damages for, among other claims, the suspension of an existing tank truck transportation agreement. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties filed appeals before the Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008, the final judgment was confirmed. The parties filed amparos against this resolution. Pemex-Refining filed an amparo because the judgment did not require the plaintiff to pay expenses and court fees. A final resolution is still pending.
          On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal which was accepted on May 20, 2008 before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Court does not have jurisdiction to resolve this motion. The plaintiff then filed a motion against this resolution, which as of this date is still pending.
          In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In April 2009, the court of arbitration ordered that the parties report on the results of their negotiations to resolve the claim no later than May 18, 2009. If an agreement were not reached among the parties by that time, the court would schedule an evidentiary hearing.
          On August 16, 2006 two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against Petróleos Mexicanos and Pemex-Exploration and Production for the alleged violation of their constitutional rights as a result of the execution of development, infrastructure and maintenance works under a public works contract (No. 414105826) in non-associated gas fields where the plaintiffs hold mining concessions. The plaintiffs are also seeking a modification of the Regulatory Law. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending. Once this opinion is rendered, a constitutional hearing will be scheduled.
          On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) seeking approximately Ps. 1,900 million for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the trial is in evidentiary stages, with an expert’s opinion on environmental damages pending. A final hearing is still pending.
          In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles, and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes’ rights to sell lubricants. On December 9, 2008 a constitutional hearing was held. On March 9, 2009, the amparo filed by Impulsora was denied. Impulsora has filed a motion against this resolution, which is still pending.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney. Mexicana de Lubricantes filed a complaint against this resolution. A final resolution is still pending.

•	On April 30, 2008, in connection with administrative proceedings before the Comisión Federal de Competencia (Federal Competition Commission), the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District declared unconstitutional a resolution (the “Resolution”) that the Federal Competition Commission had issued on December 7, 2007, prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to certain exclusivity agreements executed with service stations, and imposing on Pemex-Refining a fine of 1,500 daily minimum wage units per day until such agreements were brought into compliance. On May 6, 2008, the Sixth Administrative District Court ordered a definitive suspension of the Federal Competition Commission’s Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, the amparo was granted in favor of Pemex-Refining, declaring unconstitutional the Resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed a revised motion against this resolution. A final resolution is still pending.
          The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.
Rating Agency Considerations
          On May 11, 2009, Standard & Poor’s placed PEMEX outlook on negative watch. However, Moody’s and Fitch maintain the stable outlook on their ratings.

UNITED MEXICAN STATES
          The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.
The Economy
          Program for Growth and Employment
          The Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), announced on October 8, 2008, is intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. The Government expects that the recent extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility and the deepening recession in Mexico’s trading partners are likely to have adverse effects on the Mexican economy, including:
•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows,

•	reduced availability of credit, as financial intermediaries adopt more conservative lending policies and access to foreign credit diminishes, and

•	a lower oil price, leading to decreased public sector revenues.
The Mexican economy and financial markets have already begun to experience these adverse effects.
          The specific goals of the Program for Growth and Employment are to:
•	compensate for the expected lower Government revenues, which would ordinarily require a reduction in programmable expenditures,

•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways,

•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks, and

•	foster long-term economic growth.
          The Mexican Government proposes to take or has already taken the following concrete measures in order to achieve the foregoing goals:
•	The Federal Budget and Fiscal Responsibility Law (the “LFPRH”) was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its operating subsidiaries from the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”), so that PIDIREGAS debt of these entities will be assumed as direct public debt of Petróleos Mexicanos during 2009 and to provide that future infrastructure expenditures of Petróleos Mexicanos and its operating subsidiaries will not be considered for purposes of the balanced budget principle set forth in the LFPRH, and will therefore be excluded from across-the-board budget cuts required when public sector revenues decline. The effect of these amendments will be to create Ps. 78.3 billion of room for additional expenditures in 2009 as compared with the 2009 budget originally proposed to the Mexican Congress.

•	Petróleos Mexicanos and its operating subsidiaries will be permitted to apply resources held in the Pemex Infrastructure Investment Stabilization Fund, which total approximately Ps. 12 billion, to begin the process for the construction of a new refinery and for other infrastructure projects.

•	The above two measures, which together will generate room in the budget for an aggregate of Ps. 90.2 billion of expenditures, will be used to stimulate economic activity as described in the following paragraphs.

•	Approximately Ps. 25.1 billion of the additional budgetary space will be used to compensate for the reduction in programmable expenditures that would otherwise have been required due to the expected reduction in oil revenues or tax collections.

•	An additional infrastructure expenditure program would be established with the remaining Ps. 65.1 billion in budgetary space, of which approximately Ps. 12.1 billion would be used by Petróleos Mexicanos to fund, among other things, the construction of the refinery mentioned above, and Ps. 53.1 billion would be allocated among projects in various sectors that reflect both national priorities and the highest possible contribution to economic activity and job creation (e.g., expenditures to improve the infrastructure of Comisión Federal de Electricidad, housing, education, tourism, highways and agriculture).

•	The Mexican national development banks would employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion to be supported by guarantees, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. are supporting the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. and the National Infrastructure Fund will facilitate infrastructure projects, including new roads and suburban transit.

•	Credit to the agricultural sector will be facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks from 60% to 75% of the total liabilities of the intermediary, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.

•	Approximately Ps. 40 billion of additional credit will be made available to the housing sector through the Sociedad Hipotecaria Federal and NAFIN. In addition, Sociedad Hipotecaria Federal, in coordination with the Inter-American Development Bank and the International Finance Corporation, will continue to buy and sell mortgage-backed securities in order to add liquidity to the market.

•	The investment restrictions applicable to the private pension funds, or SIEFORES, will be liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as towards financing to small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments and strengthening conflicts of interest rules and risk concentration regulations.

•	The Government purchase program administered by NAFIN for small- and medium-sized enterprises will be strengthened by requiring certain Government ministries to (1) establish in November a purchase plan for small- and medium-sized enterprises in 2009 to increase the participation of small- and medium-sized enterprises in government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from small- and medium-sized enterprises to review the performance of the program and increase the participation of small- and medium-sized enterprises.
•	With the objective of supporting employment, the access of businesses and households to credit, economic stability and growth, on April 1, 2009, Mexico’s Foreign Exchange Commission requested from the International Monetary Fund (IMF) a one-year contingent credit line in the amount of approximately U.S. $47 billion. On April 17, 2009 the IMF formally granted Mexico’s request.
          Prices and Wages
          Inflation (as measured by the change in the national consumer price index) for the year ended December 31, 2008 was 6.53%, 2.8 percentage points higher than during 2007. Inflation for the first three months of 2009 was 1.03%, 0.5 percentage points lower than during the same period of 2008.
          Gross Domestic Product
          According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 1.3% in real terms during 2008, as compared to 2007. The agriculture, forestry, fishing and hunting sector grew by 3.2%; the utilities sector grew by 2.2%; the wholesale and retail trade sector grew by 2.8%; the transportation and warehousing sector grew by 0.8%; the information sector grew by 8.0%; the real estate, rental and leasing sector grew by 3.2%; professional, scientific and technical services grew by 2.2%; management of companies and enterprises grew by 4.2%; administrative and support and waste management and remediation services grew by 1.3%; education services grew by 0.9%; health care and social assistance grew by 1.1%; arts, entertainment and recreation grew by 1.9%; accommodation and food services grew by 0.9%; and other services (except public administration) grew by 1.8%, each in real terms as compared to 2007. However, public administration services remained constant posting a growth rate of 0.0%; the construction sector decreased by 0.6%; the manufacturing sector decreased by 0.4%; the mining sector decreased by 2.3%; and the finance and insurance sector decreased by 1.2%, each in real terms as compared to 2007.
          During the first quarter of 2009, real GDP is estimated to have decreased at an annual rate of close to 7.0%.
          Interest Rates
          During 2008, interest rates on 28-day Mexican Treasury bills (Cetes) averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared to 7.2% and 7.4%, respectively, during 2007. During the first four months of 2009, interest rates on 28-day Cetes averaged 7.0% and interest rates on 91-day Cetes averaged 7.1%, as compared with average rates on 28-day and 91-day Cetes of 7.4% and 7.5%, respectively, during the same period of 2008. On May 7, 2009, the 28-day Cetes rate was 5.5% and the 91-day Cetes rate was 5.4%.
Financial System
          Central Bank and Monetary Policy
          During the year ended December 31, 2008, the M1 money supply increased by 2.8% in real terms, as compared with 2007. This was driven by an increase in bills and coins held by the public, which increased by 7.9% in real terms in 2008.
          During the first three months of, 2009, the M1 money supply increased by 5.9% in real terms, as compared with the same period of 2008. This was driven by an increase in bills and coins held by the public, which increased by 9.4% in real terms during the first quarter of 2009 as compared to the same period of 2008.
          During 2008, financial savings increased by 10.3% in real terms, as compared with 2007. Savings generated by Mexican residents increased by 10.1% in real terms and savings generated by non-residents increased by 13.0% in real terms during 2008, each as compared with 2007.
          Financial savings for the first three months of 2009, increased by 8.4% in real terms, as compared with the same period of 2008. Savings generated by Mexican residents increased by 9.6% in real terms and savings generated by non-residents decreased by 10.1% in real terms during the first quarter of 2009, each as compared to the same period of 2008.
          At December 31, 2008, the monetary base totaled Ps. 577.5 billion, a 16.7% nominal increase from the level of Ps. 494.7 billion at December 31, 2007. At May 10, 2009, the monetary base totaled Ps. 532.1 billion, a 7.9% nominal decrease from the level of Ps. 577.5 billion at December 31, 2008. Banco de México estimates that the monetary base will total approximately Ps. 637.6 billion at December 31, 2009.
          In October 2007, Banco de México announced that as of January 21, 2008, it will use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75% on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009 and to 6.00% on April 17, 2009.
          Banking Supervision and Support
          In response to the current international financial crisis, the Federal Government and Banco de México announced on October 27, 29 and 30, 2008, a series of joint preventive actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including the repurchase of Ps. 40 billion of outstanding domestic bonds. As part of this program, the Federal Government repurchased Ps. 4.3 billion of fixed rate peso denominated government bonds (MBonos) and UDI 713 million of UDI-denominated government bonds (Udibonos) from October 27 through 31, 2008. The repurchases were carried out through auctions conducted by Banco de México and the Ministry of Finance and Public Credit on December 3, 13 and 17, 2008. In addition, Banco de México and the Federal Reserve Bank of New York agreed on February 3, 2009 to extend their U.S. $30 billion temporary swap facilities until October 30, 2009.
          The Securities Market
          At December 31, 2008, the Mexican Stock Market Index stood at 22,380 points, representing a 24.2% nominal decrease from the level at December 31, 2007. At May 11, 2009, the Mexican Stock Market Index stood at 23,943 points, representing a 7.0% increase from the level at December 31, 2008.
External Sector of the Economy
          Foreign Trade
          According to preliminary figures, during 2008, Mexico registered a trade deficit of U.S. $17.2 billion, as compared with a trade deficit of U.S. $10.1 billion for 2007. Merchandise exports increased by 7.2% during 2008 to U.S. $291.3 billion, as compared to U.S. $271.9 billion for 2007. During 2008, petroleum exports increased by 17.8%, while non-petroleum exports increased by 5.2%, each as compared to the petroleum and non-petroleum export totals for 2007. Exports of manufactured goods, which represented 79.2% of total merchandise exports, increased by 5.1% during 2008, as compared with exports of manufactured goods during 2007.
          According to preliminary figures, during 2008, total imports grew by 9.5% to U.S. $308.6 billion, as compared to U.S. $281.9 billion for 2007. During 2008, imports of intermediate goods increased by 7.9%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 11.3%, each as compared to imports in 2007.
          During the first three months of 2009, according to preliminary figures, Mexico registered a trade deficit of U.S. $1.9 billion, as compared with a trade deficit of U.S. $2.5 billion for the same period of 2008. Merchandise exports decreased by 16.9% during the first three months of 2009, to U.S. $50.1 billion, as compared to U.S. $60.3 billion for the same period of 2008. Petroleum exports decreased by 36.3%, while non-petroleum exports decreased by 13.7%, each as compared to the petroleum and non-petroleum export totals during for the first three months of 2008. Exports of manufactured goods, which represented 83.7% of total merchandise exports, decreased by 14.7% during the first three months of 2009, as compared with exports of manufactured goods during the same period of 2008.
          According to preliminary figures, during the first three months of 2009, total imports contracted by 17.2%, to U.S. $52.0 billion, as compared to U.S. $62.7 billion for the first three months of 2008. During the first quarter of 2009, imports of intermediate goods decreased by 18.4%, imports of capital goods decreased by 2.2% and imports of consumer goods decreased by 23.2%, each as compared to imports in the same period of 2008.
          Balance of International Payments
          According to preliminary figures, during 2008, Mexico’s current account registered a deficit of 1.5% of GDP, or U.S. $15,957 million, as compared to a deficit of U.S. $8,178 million for 2007. The capital account registered a surplus of U.S. $21,438 million in 2008, as compared with a U.S. $20,788 million surplus in 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $24.2 billion during 2008, and was composed of direct foreign investment of U.S. $18.6 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $5.6 billion.
          At December 31, 2008, Mexico’s international reserves totaled U.S. $85,441 million, an increase of U.S. $7,450 million from the amount at December 31, 2007. The net international assets of Banco de México totaled U.S. $95,232 million at December 31, 2008, an increase of U.S. $7,997 million over the amount at December 31, 2007.
          According to preliminary figures, at April 30, 2009, Mexico’s international reserves totaled U.S. $76,850 million, a decrease of U.S. $8,591 million from the amount at December 31, 2008. The net international assets of Banco de México totaled U.S. $84,229 million at April 30, 2009, a decrease of U.S. $11,003 million from the amount at December 31, 2008.
          On October 8, 2008, Banco de México announced that going forward, Banco de México would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeds 2% as compared to the previous day’s exchange rate (“daily auctions”). On March 5, 2009, Banco de México announced that these auctions would be reduced to U.S. $300 million and that, beginning on March 9, 2009, it would auction U.S. $100 million each day through the daily auctions, whether or not there was a depreciation of the peso. From October 9, 2008 through May 11, 2009, Mexico sold an aggregate of U.S. $11.2 billion through daily auctions.
          In addition, from October 8, 2008 to May 12, 2008, Banco de México has conducted the following special auctions of dollars for an aggregate of U.S. $11 billion: (i) on October 8 and 9, 2008 a special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each of which were for an aggregate amount of U.S. $3.0 billion, (iii) on October 16, 2008, a special auction of U.S. $1.5 billion and (iv) on October 23, 2008, a special auction of U.S. $1.0 billion.

          On February 4, 5 and 6, 2009, Banco de México, in response to abnormal exchange rate volatility and a scarcity of liquidity in the foreign exchange market, carried out extraordinary sales of dollars to Mexican banks, for an aggregate amount of U.S. $1.1 billion in order to supplement the liquidity in the market. Banco de México carried out additional extraordinary sales of dollars on February 20, 23 and 27, 2009 for an aggregate amount of U.S. $0.8 billion.
          Direct Foreign Investment in Mexico
          According to preliminary figures, during 2008, direct foreign investment in Mexico notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $18.6 billion. Of that amount, 33.1% has been channeled to manufacturing, 21.4% to financial services, 9.3% to commerce, 4.2% to transportation and communications, 22.9% to mining, 2.5% to construction and 6.6% to other services. By country of origin, 45.7% of the direct foreign investment in 2008 came from the United States, 11.8% from Canada, 11.1% from Spain, 7.5% from the United Kingdom, 5.3% from the Netherlands and 18.6% from other countries.
          Exchange Controls and Foreign Exchange Rates
          The peso/U.S. dollar exchange rate announced by Banco de México on December 31, 2008 (to take effect on the second business day thereafter) was Ps. 13.83 = U.S. $1.00, a 21.0% depreciation in dollar terms from the exchange rate of Ps. 10.92 = U.S. $1.00 on December 31, 2007.
Public Finance
          Revenues and Expenditures
          According to preliminary figures, during 2008, the public sector overall balance registered a deficit of Ps. 301.6 billion. The public sector deficit included the effect of the issuance of Ps. 292.0 billion (approximately 2.4% of GDP) of recognition bonds (bonos de reconocimiento) associated with the reform of the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE Law”) in March 2007. Under the ISSSTE Law, Mexico’s federal employee pension system was transformed from a pay-as-you-go system into a fully funded one. The recognition bonds were issued in order to recognize the rights acquired by workers who choose the new pension regime; the issuance of these bonds does not represent a new liability, but a preexisting one associated with the pension benefits accrued by workers that are now recognized as budgetary debt. Excluding the gross expenditure related to the ISSSTE Law, the public sector deficit for 2008 was Ps. 9.6 billion, equivalent to approximately 0.1% of GDP, consistent with the Government’s target of a balanced budget for the fiscal year.
          According to preliminary figures, during 2008, the public sector primary balance registered a deficit of Ps. 70.0 billion, as compared to the surplus of Ps. 247.0 billion recorded in 2007. Excluding the expenditures associated with the ISSSTE Law, the primary balance registered a surplus of Ps. 222.0 billion, or 1.8% of GDP, as compared to a surplus of Ps. 247.0 billion in 2007.
          According to preliminary figures, during the first three months of 2009, the public sector overall balance registered a deficit of Ps. 38.3 billion. Excluding physical investment by PEMEX and including the expected revenues for the January-March period from the Government’s oil price hedges, which will be payable in November 2009, the public sector balance registered a surplus of Ps. 47.9 billion, 61.8% lower in real terms than the Ps. 118.2 billion surplus registered for the same period of 2008. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 90.5 billion for the first three months of 2009, 47.7% lower in real terms than for the first three months of 2008, again excluding physical investment by PEMEX and including the expected revenues for the January-March period from the Government’s oil price hedges.
          According to preliminary figures, public sector budgetary revenues increased by 9.3% in real terms during 2008. Oil revenues increased by 13.5% in real terms and non-oil tax revenues increased by 9.8% in real terms, while non-oil, non-tax revenues decreased by 10.4% in real terms, in each case as compared to 2007. Oil prices increased by 36.9% in 2008, from an average price of U.S. $61.63 per barrel in 2007 to U.S. $84.35 per barrel in 2008, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues decreased from approximately 15.1% in 2007 to approximately 12.6% in 2008.
          According to preliminary figures, during the first three months of 2009, public sector budgetary revenues decreased by 9.1% in real terms as compared to the same period of 2008, without taking into account the expected revenues from the Government’s oil price hedges. Oil revenues decreased by 17.6% in real terms and non-oil tax revenues decreased by 11.4% in real terms. Oil prices decreased by 53.9 % in the first three months of 2009, from an average price of U.S. $84.35 per barrel in 2008 to U.S. $38.92 per barrel in the first three months of 2009, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 1.7% in the first three months of 2008 to approximately 13.2% in the same period of 2009.
          According to preliminary figures, public sector budgetary expenditures increased by 9.8% in real terms during 2008. In 2008, public sector financing costs decreased by 9.6% in real terms as compared with 2007.
          According to preliminary figures, during the first quarter of 2009, public sector budgetary expenditures increased by 14.5% in real terms as compared to public sector budgetary expenditures during the same period of 2008. Excluding physical investment by PEMEX, public sector budgetary expenditures increased by 9.9% as compared to the first quarter of 2008. In the first three months of 2009, public sector financing costs increased by 13.7% in real terms as compared with the same period of 2008.
          At December 31, 2008, the balance of the Oil Revenues Stabilization Fund totaled Ps. 85.8 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 30.3 billion and the balance of the Stabilization Fund for PEMEX’s Infrastructure Investment totaled Ps. 29.0 billion.
          2009 Budget and Fiscal Package
          On September 8, 2008, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2009 and the Federal Expenditure Decree for 2009 (together with the Federal Annual Revenue Law for 2009, the “2009 Budget”).
          The Federal Annual Revenue Law for 2009 was published in the Mexican Official Gazette on November 10, 2008 and became effective as of January 1, 2009. On November 28, 2008, the Federal Expenditure Decree for 2009 was published in the Mexican Official Gazette and became effective as of January 1, 2009.
          The preliminary results for 2006, 2007 and 2008, as well as the budget assumptions and targets for 2008 and the 2009 Budget, are presented below.
2006, 2007 and 2008 Results;
2008 and 2009 Budget Assumptions and Targets

2006	2007	2008	2008	2009
Results	Results	Results(1)	Budget(3)(4)	Budget(5)
Real GDP growth (%)	4.9	%(2)	3.2	%(1)(2)	1.3%	3.7%	1.8%
Increase in the national consumer price index (%)	4.1%	3.8%	6.5%	3.0%	3.8%
Average export price of Mexican oil mix (U.S. $/barrel)	53.0	4	61.6	3	84.3	5(6)	49.0	0	70.0	0(6)
Current account deficit as % of GDP	0.2	%(1)(2)	0.6	%(1)(2)	1.5%	1.0%	1.1%
Average exchange rate (Ps./$1.00)	10.9	10.9	11.1	11.2	11.7
Average rate on 28-day Cetes (%)	7.2%	7.2%	7.7%	7.0%	8.0%
Public sector balance as % of GDP	0.1	%(2)	0.0	%(1)(2)	-0.1	%(7)	0.0%	0.0%
Primary balance as % of GDP	2.5	%(2)	2.2	%(1)(2)	1.8	%(7)	2.5%	n.a	.

(1)	Preliminary data.

(2)	Calculated with GDP figures resulting from the method of calculation in place since April 2008.

(3)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008.

(4)	2008 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program 2008), and do not reflect actual results for the year and have not been revised to reflect the adverse global financial and economic environment in 2008.

(5)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 and in the Programa Económico 2009 (Economic Program 2009).

(6)	Over the past few months, the Mexican Government has entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Annual Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed. The total amount hedged was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion.

(7)	Excluding the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law, as discussed under “—Revenues and Expenditures” above.

n.a.:	Not Available.

Source:	Ministry of Finance and Public Credit.
          The 2009 Budget has not been revised to reflect the adverse global financial and economic in 2009.
Public Debt
          Internal Public Debt
          Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the IPAB or the debt of budget-controlled or administratively controlled agencies.
          According to preliminary figures, at December 31, 2008, the net internal debt of the Mexican Government totaled Ps. 2,332.7 billion, as compared to Ps. 1,788.3 billion outstanding at December 31, 2007. At December 31, 2008, the gross internal debt of the Mexican Government totaled Ps. 2,401.3 billion, as compared to Ps. 1,896.3 billion of gross internal debt at December 31, 2007. Of the total gross internal debt of the Mexican Government at December 31, 2008, Ps. 281.3 billion represented short-term debt and Ps. 2,120.0 billion represented long-term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Mexican Government’s internal debt increased by 0.77 years during 2008, from 5.59 years at December 31, 2007 to 6.36 years at December 31, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 158.9 billion in 2008, 12.5% more, in nominal terms, than in 2007.
          According to preliminary figures, at March 31, 2009, the net internal debt of the Mexican Government totaled Ps. 2,408.8 billion, as compared with Ps. 2,332.7 billion outstanding at December 31, 2008. At March 31, 2009, according to preliminary figures, the gross internal debt of the Mexican Government totaled Ps. 2,493.4 billion, as compared to Ps. 2,401.3 billion at December 31, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 15.1 billion for the first three months of 2009, a 13.5% decrease in nominal terms as compared to the same period of 2008.

          The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.
Internal Debt of the Mexican Government(1)

	December 31,			March 31,
	2008(2)			2009
Gross Debt
Government Securities	Ps.	2,021.2	84.2%	Ps.	2,146.1	86.1%
Cetes		357.1	14.9		403.5	16.2
Floating-Rate Bonds		243.6	10.1		241.6	9.7
Inflation-Linked		334.9	13.9		363.6	14.6
Fixed-Rate Bonds		1,085.6	45.2		1,137.5	45.6
Other		380.1	15.8		347.3	13.9
Total Gross Debt		2,401.3	100.0%		2,493.4	100.0%
Net Debt
Financial Assets(3)		(68.6)	2.9		(84.6)	3.4
Total Net Debt		2,332.7	97.1		2,408.8	96.6

Gross Debt/GDP			19.8%			22.3%
Net Debt/GDP			19.2%			21.5%

Note:	Totals may differ due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at December 31, 2008. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source:	Ministry of Finance and Public Credit.
          External Public Debt
          The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
          According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $1.6 billion in 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $56.9 billion at December 31, 2008. Of this amount, U.S. $55.7 billion represented long-term debt and U.S. $1.3 billion represented short-term debt. At December 31, 2008, commercial banks held approximately 8.0% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 20.9%, bondholders held 61.0% and other creditors held the remaining 9.9%.
          According to preliminary figures, total public debt (gross external debt plus net internal debt) at December 31, 2008 represented approximately 23.9% of nominal GDP, 4.8 percentage points greater than at the end of 2007.

          According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $28.5 billion during the first quarter of 2009, from U.S. $56.9 billion at December 31, 2008 to U.S. $85.4 billion at March 31, 2009, mainly due to the recognition as public sector debt of certain PIDIREGAS obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $83.8 billion represented long-term debt and U.S. $1.7 billion represented short-term debt.
          According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2009 represented approximately 26.6% of nominal GDP, 2.7 percentage points higher than at December 31, 2008.
Rating Agency Considerations
          On November 9, 2008, Fitch revised Mexico’s rating outlook to negative from stable but confirmed its BBB+ rating. On May 11, 2009, Standard & Poor’s revised Mexico’s rating outlook to negative from stable but confirmed its sovereign ratings of BBB+/A-2 for foreign currency debt and A+/A-1 for local currency debt.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the General Comptroller’s Office
and the Board of Directors of
Petróleos Mexicanos:
          We have audited the accompanying consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in equity for the years then ended, and the consolidated statements of cash flows and changes in financial position for the years ended December 31, 2008 and 2007, respectively. These consolidated financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of operations, changes in equity and changes in financial position for the year ended December 31, 2006 were examined by other public accountants, who issued an unqualified opinion thereon, dated on April 20, 2007
          We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are prepared in accordance with Mexican Financial Reporting Standards (FRS). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the consolidated financial statements. An audit also includes assessing the standards of financial information used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          As disclosed in note 3 (x), during 2008, accounting changes were made to the consolidated financial statements. On January 1, 2008 the FRS B-2 “Statement of Cash Flows” came into effect superseding Bulletin B-12 “Statement of Changes in Financial Position”; accordingly, as of such date and in a prospective manner, PEMEX presents the consolidated statement of cash flows; therefore, such statement and the consolidated statement of changes in financial position are not presented for comparison purposes.
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX as of December 31, 2008 and 2007, and the results of their operations and the changes in their equity for the years then ended and their cash flows and changes in their financial position for the years ended December 31, 2008 and 2007, respectively, in conformity with Mexican Financial Reporting Standards.
KPMG Cárdenas Dosal, S.C.

Eduardo Palomino
Public Accountant
Mexico City, Mexico
April 17, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Mexico City, Mexico, June 29, 2007
To the General Comptroller’s Office
and the Board of Directors of
Petróleos Mexicanos:
          We have audited the accompanying consolidated balance sheet of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies (collectively, “PEMEX”) as of December 31, 2006, and the related consolidated statements of operations, changes in equity and changes in financial position for the year ended December 31, 2006. These financial statements are the responsibility of the management of PEMEX. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the consolidated financial statements. An audit also includes assessing the standards of financials information used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PEMEX at December 31, 2006 and the consolidated results of their operations, changes in equity and changes in financial position for the year ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.
PricewaterhouseCoopers

Ariadna L. Muñiz Patiño
Public Accountant

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
(In thousands of Mexican pesos (Note 3(x)))

	2008		2008		2007
	(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents (Note 5)	U.S.$	8,437,130	Ps.	114,224,395	Ps.	170,997,240

Accounts, notes receivable and other—Net (Note 6)		11,988,946		162,309,939		151,510,543
Inventories—Net (Note 7)		4,836,026		65,471,577		93,143,136
Derivative financial instruments (Note 11)		1,646,137		22,285,896		12,909,868

		18,471,109		250,067,412		257,563,547

Total current assets		26,908,239		364,291,807		428,560,787

Investments in shares of non-consolidated subsidiaries, affiliates and others (Note 8)		825,597		11,177,184		33,063,354

Properties, plant and equipment—Net (Note 9)		62,420,097		845,062,005		793,845,453

Intangible asset derived from the actuarial computation of employee benefits (Note 12)		—		—		72,008,835
Other assets—Net		1,204,465		16,306,408		2,802,177

Total assets	U.S.$	91,358,398	Ps.	1,236,837,404	Ps.	1,330,280,606

LIABILITIES:
Current liabilities:
Current portion of long-term debt (Note 10)	U.S.$	6,738,208	Ps.	91,223,879	Ps.	76,050,128
Suppliers		2,613,457		35,381,771		35,138,344
Accounts and accrued expenses payable		588,744		7,970,593		18,097,530
Taxes payable		1,231,507		16,672,511		146,593,355
Derivative financial instruments (Note 11)		1,825,623		24,715,832		13,584,495

Total current liabilities		12,997,539		175,964,586		289,463,852

Long-term liabilities:
Long-term debt (Note 10)		36,598,881		495,486,625		424,828,472
Reserve for sundry creditors and others		2,686,987		36,377,238		31,467,252
Reserve for employee benefits (Note 12)		36,569,107		495,083,543		528,201,272
Deferred taxes (Note 19(l) and (n))		520,005		7,039,978		6,411,897

		76,374,980		1,033,987,384		990,908,893

Total liabilities		89,372,519		1,209,951,970		1,280,372,745

EQUITY (Note 14):
Certificates of Contribution “A”		7,161,755		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		13,289,341		179,915,091		144,457,629
Equity		261,935		3,546,159		4,045,178
Legal reserve		72,944		987,535		832,618
Donation surplus		65,330		884,462		494,068
Surplus in the restatement of equity		—		—		171,681,077
Effect on equity from employee benefits (Note 12)		—		—		(51,759,539)
Comprehensive result (Note 11)		475,257		6,434,173		373,225

		21,326,562		288,725,413		367,082,249

Accumulated losses:
From prior years		(11,062,211)		(149,763,535)		(298,866,819)
Net loss for the year		(8,278,472)		(112,076,444)		(18,307,569)

		(19,340,683)		(261,839,979)		(317,174,388)

Total equity		1,985,879		26,885,434		49,907,861

Commitments and contingencies (Notes 15 and 16)

Subsequent events (Note 21)

Total liabilities and equity	U.S.$	91,358,398	Ps.	1,236,837,404	Ps.	1,330,280,606

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of Mexican pesos (Note 3(x)))

	2008		2008		2007		2006
	(Unaudited)
Net sales:
Domestic	U.S.$	50,209,711	Ps.	679,754,126	Ps.	592,047,961	Ps.	567,289,873
Export		47,599,642		644,418,238		542,926,858		535,144,048
Services income		352,894		4,777,588		4,281,799		3,666,782

Total revenues		98,162,247		1,328,949,952		1,139,256,618		1,106,100,703
Cost of sales		48,309,792		654,032,459		460,665,742		418,258,210

Gross income		49,852,455		674,917,493		678,590,876		687,842,493

General expenses:
Transportation and distribution expenses		2,508,579		33,961,895		24,798,539		24,921,656
Administrative expenses		5,159,004		69,844,149		60,140,465		56,052,773

Total general expenses		7,667,583		103,806,044		84,939,004		80,974,429

Operating income		42,184,872		571,111,449		593,651,872		606,868,064

Other revenues (principally IEPS benefit)—Net (Note 19(k))		14,624,498		197,990,840		79,797,820		58,622,698

Comprehensive financing result:
Interest—Net (includes valuation effects of financial instruments Note 11(viii))		(2,692,302)		(36,449,189)		(31,478,006)		(36,195,263)
Exchange loss—Net		(5,248,999)		(71,062,527)		(1,434,868)		(2,470,584)
Gain on monetary position		—		—		12,866,287		14,819,222

		(7,941,301)		(107,511,716)		(20,046,587)		(23,846,625)

Profit sharing in non-consolidated subsidiaries, affiliates and others (Note 8)		(145,160)		(1,965,213)		5,545,054		10,073,577

Income before taxes and duties		48,722,909		659,625,360		658,948,159		651,717,714

Hydrocarbon extraction duties and others (Note 19)		56,692,638		767,521,945		667,999,120		587,020,786
Excess gain duties		—		—		—		8,223,820
Hydrocarbon income tax (Note 19(l))		116,921		1,582,910		6,030,367		4,914,859
Income tax (Note 19(n))		191,822		2,596,949		3,226,241		4,605,044

		57,001,381		771,701,804		677,255,728		604,764,509

Net (loss) income for the year	U.S.$	(8,278,472)	Ps.	(112,076,444)	Ps.	(18,307,569)	Ps.	46,953,205

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands of Mexican pesos (Note 3(x)))

			Mexican
			Government
			increase								Surplus in		Effect on						Foreign		Retained earnings
	Certificates of		in equity of								the		equity		Derivative		Deferred		transaction		(Accumulated losses)
	Contribution		Subsidiary				Legal		Surplus		restatement		from labor		financial		income		conversion		From prior
	“A”		Entities		Equity		reserve		donation		of equity		obligations		instruments		tax effect		effect		years		For the year		Total
Balances as of January 1, 2006		96,957,993		84,568,893		1,476,369		804,903		378,204		152,368,446		(29,454,825)		(7,036,437)		1,392		799,431		(247,516,201)		(82,357,982)		(29,009,814)
Transfer to prior years’ accumulated losses		—		—		—		—		—		—		—		—		—		—		(82,357,982)		82,357,982		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on June 10, 2006 (Note 14)		—		—		—		—		—		—		—		—		—		—		(16,392,606)		—		(16,392,606)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		48,727,912		—		—		—		—		—		—		—		—		—		—		48,727,912
Increase in equity		—		—		2,533,831		—		—		—		—		—		—		—		—		—		2,533,831
Increase in legal reserve		—		—		—		52,197		—		—		—		—		—		—		—		—		52,197
Decrease in surplus donation		—		—		—		—		(185,075)		—		—		—		—		—		—		—		(185,075)
Comprehensive income (loss) for the year (Note 13)		—		—		—		—		—		2,895		(18,871,922)		5,274,109		2,244		1,658,556		710,094		46,953,205		35,729,181

Balances as of December 31, 2006		96,957,993		133,296,805		4,010,200		857,100		193,129		152,371,341		(48,326,747)		(1,762,328)		3,636		2,457,987		(345,556,695)		46,953,205		41,455,626
Transfer to prior years’ accumulated losses		—		—		—		—		—		—		—		—		—		—		46,953,205		(46,953,205)		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 29, 2007 (Note 14)		—		—		—		—		—		—		—		—		—		—		(263,329)		—		(263,329)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		11,160,824		—		—		—		—		—		—		—		—		—		—		11,160,824
Increase in equity		—		—		34,978		—		—		—		—		—		—		—		—		—		34,978
Decrease in legal reserve		—		—		—		(24,482)		—		—		—		—		—		—		—		—		(24,482)
Increase in surplus donation		—		—		—		—		300,939		—		—		—		—		—		—		—		300,939
Comprehensive (loss) for the year (Note 13)		—		—		—		—		—		19,309,736		(3,432,792)		656,699		(40)		(982,729)		—		(18,307,569)		(2,756,695)

Balances as of December 31, 2007		96,957,993		144,457,629		4,045,178		832,618		494,068		171,681,077		(51,759,539)		(1,105,629)		3,596		1,475,258		(298,866,819)		(18,307,569)		49,907,861
Transfer to prior years’ accumulated losses		—		—		—		—		—		—		—		—		—		—		(18,307,569)		18,307,569		—
Minimum guaranteed dividends paid to the Mexican Government approved by the Board of Directors on August 20, 2008 (Note 14)		—		—		—		—		—		—		—		—		—		—		(4,270,224)		—		(4,270,224)
Increase in equity of the Subsidiary Entities made by the Mexican Government (Note 14)		—		35,457,462		—		—		—		—		—		—		—		—		—		—		35,457,462
Decrease in equity		—		—		(499,019)		—		—		—		—		—		—		—		—		—		(499,019)
Increase in legal reserve		—		—		—		154,917		—		—		—		—		—		—		—		—		154,917
Increase in surplus donation		—		—		—		—		390,394		—		—		—		—		—		—		—		390,394

Comprehensive (loss) for the year (Note 13)		—		—		—		—		—		(171,681,077)		51,759,539		(1,268,722)		(3,596)		7,333,266		171,681,077		(112,076,444)		(54,255,957)

Balances as of December 31, 2008	Ps.	96,957,993	Ps.	179,915,091	Ps.	3,546,159	Ps.	987,535	Ps.	884,462	Ps.	—	Ps.	—	Ps.	(2,374,351)	Ps.	—	Ps.	8,808,524	Ps.	(149,763,535)	Ps.	(112,076,444)	Ps.	26,885,434

Unaudited	U.S.$	7,161,755	U.S.$	13,289,341	U.S.$	261,935	U.S.$	72,944	U.S.$	65,330	U.S.$	—	U.S.$	—	U.S.$	(175,380)	U.S.$	—	U.S.$	650,637	U.S.$	(11,062,211)	U.S.$	(8,278,472)	U.S.$	1,985,879

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CASH FLOW
(In thousands of Mexican pesos (Note 3(x)))

	2008		2008
	(Unaudited)
Operating activities
Net income before taxes and duties	U.S.$	39,613,455	Ps.	536,298,843
Items with no effect on cash:
Net periodic cost of employee benefits		8,320,371		112,643,677
Activities related to investing activities:
Depreciation and amortization		6,636,025		89,840,495
Impairment on properties, plant and equipment		7,918		107,203
Profit sharing in non-consolidated subsidiaries and affiliates		145,160		1,965,213
Activities related to financing activities:
Deferred income taxes		(20,237)		(273,980)
Foreign exchange fluctuations		6,919,044		93,672,090
Interest income		(206,864)		(2,800,590)

		61,414,872		831,452,951

Funds generated (used) in operating activities:
Financial instruments		(321,085)		(4,346,951)
Accounts and notes receivable		(679,953)		(9,205,412)
Inventories		2,043,946		27,671,560
Other assets		(997,485)		(13,504,232)
Suppliers		17,981		243,426
Accounts payable and accrued expenses		(308,166)		(4,172,038)
Taxes payable		(57,488,468)		(778,296,131)
Reserve for sundry creditors and others		362,674		4,909,986
Contributions and payments for employee benefits		(1,624,505)		(21,993,032)
Deferred income taxes		66,630		902,061

Net cash flow from operating activities		2,486,441		33,662,188

Investing activities:
Acquisition of fixed assets		(10,421,622)		(141,091,050)
Investments in non-consolidated subsidiaries and affiliates		41,030		555,482
Disposal of fixed assets		23,429		317,194

Net cash flows from investing activities		(10,357,163)		(140,218,374)

Cash flow to be obtained from financing activities		(7,870,722)		(106,556,186)

Financing activities:
Increase in equity from the Mexican Government		2,619,048		35,457,462
Proceeds from new debt		10,853,179		146,933,588
Debt payments, principal only		(9,795,004)		(132,607,709)

Net cash flows from financing activities		3,677,223		49,783,341

Net decrease in cash and cash equivalents		(4,193,499)		(56,772,845)
Cash and cash equivalents at the beginning of the year		12,630,629		170,997,240

Cash and cash equivalents at the end of the year	U.S.$	8,437,130	Ps.	114,224,395

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Mexican pesos (Note 3(x)))

	2007		2006
Operating activities:
Net (loss) income for the year	Ps.	(18,307,569)	Ps.	46,953,205
Charges to operations not requiring the use of funds:
Depreciation and amortization		72,591,718		65,672,189
Reserve for employee benefits cost		85,306,866		74,493,349
Profit sharing in non-consolidated subsidiaries and affiliates		5,545,054		10,073,577
Deferred taxes		1,927,847		904,161
Impairment on fixed assets		—		703,247

		147,063,916		198,799,728
Funds generated (used) in operating activities:
Accounts, notes receivable and other		(14,347,438)		(37,177,837)
Inventories		(12,554,059)		(2,678,038)
Intangible asset derived from the actuarial computation of employee benefits		—		23,316,114
Other assets		1,373,515		(576,898)
Suppliers		(1,964,639)		3,676,529
Accounts payable and accrued expenses		3,974,633		3,382,644
Taxes payable		101,586,711		(26,857,283)
Reserve for sundry creditors and others		(45,820)		3,744,807
Derivative financial instruments		(8,120,165)		(2,541,921)

Funds provided by operating activities		216,966,654		163,087,845

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government		(263,329)		(16,392,606)
(Decrease) Increase in Debt—Net		(89,836,920)		10,202,873
Increase in equity of Subsidiary Entities		11,160,824		48,727,913
Retirement, seniority premiums and other post-retirement benefits payments		(27,717,270)		(17,042,349)

Funds (used in) provided by financing activities		(106,656,695)		25,495,831

Investing activities:
Investment in shares		(5,847,462)		(14,153,450)
Increase in fixed assets—Net		(129,241,714)		(109,103,789)

Funds used in investing activities		(135,089,176)		(123,257,239)

Net (decrease) increase in cash and cash equivalents		(24,779,217)		65,326,437
Cash and cash equivalents at beginning of the year		195,776,457		130,450,020

Cash and cash equivalents at end of the year	Ps.	170,997,240	Ps.	195,776,457

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
These financial statements have been translated from the Spanish language for the convenience of the reader.
NOTE 1—APPROVAL:
               On April 17, 2009, the attached consolidated financial statements and its notes were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.
               These consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the “Board”) in a meeting scheduled for April 29, 2009, where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican Securities Market Law, of Article 33 Fraction I, paragraph a section 3 and of Article 78 of the general provisions applicable to Mexican securities issuers and other participants of the securities market.
NOTE 2—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:
               Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United States of Mexico (“Mexico”) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the “Mexican Government”) and together comprise the Mexican oil and gas industry.
               The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States, or the “Mexican Constitution”), the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the “Regulatory Law”), effective on November 30, 1958, and as amended effective on December 31, 1977, May 12, 1995, November 14, 1996, January 13, 2006, June 27, 2006 and November 29, 2008 and the Ley de Petróleos Mexicanos (the “Law of Petróleos Mexicanos”), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations.
               In November 2008, new laws and modifications to current laws were published that together establish a new legal framework for Petróleos Mexicanos. This new legal framework, among other aspects, includes changes in the structure of the Board of Directors of Petróleos Mexicanos, the development of specific procedures for contracting for substantive activities of a productive character, increased flexibility to invest resources generated through

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
surplus income, a differentiated fiscal regime that considers the complexities of Petróleos Mexicanos’ crude oil and natural gas fields and the ability to issue “Citizen Bonds.”
               Petróleos Mexicanos has the objective of carrying out the exploration, exploitation and other activities mentioned above, as well as conducting the central planning and strategic management of Mexico’s petroleum industry, in accordance with the Law of Petróleos Mexicanos.
               For purposes of these consolidated financial statements, capitalized words have the meanings attributed to them herein, in the Regulatory Law or in the Law of Petróleos Mexicanos.
               Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Law of Petróleos Mexicanos establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Federal Government issues the corresponding decrees of reorganization based on a proposal by the Board of Directors of Petróleos Mexicanos.
               The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:
Pemex-Exploración y Producción (“Pemex-Exploration and Production”);
Pemex-Refinación (“Pemex-Refining”);
Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and
Pemex-Petroquímica (“Pemex-Petrochemicals”).
               The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.
               The principal objectives of the Subsidiary Entities are as follow:
I.	Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II.	Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
III.	Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and commercializes such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV.	Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.
               At the time of their initial formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities’ initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.
               The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.
               As used herein, “Subsidiary Companies” are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the “Master Trust”), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 (“Fideicomiso F/163”), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos (“RepCon Lux”) and (e) Pemex Finance, Ltd.
               “Non-consolidated subsidiary companies,” as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.
               Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as “PEMEX.”

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:
               The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and of the assets and liabilities related to employee benefits. Actual results could differ from those estimates.
               References in these financial statements and related notes to “pesos” or “Ps.” refer to Mexican pesos, “dollars” or “U.S.$” refers to dollars of the United States of America and “yen” or “¥” refers to Japanese yen.
               For accounting purposes the functional currency of PEMEX is the Mexican peso.
               Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:
a. Effects of inflation on the financial information
               Until December 31, 2007, PEMEX recognizes the effects of inflation on its financial information in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards, or “Mexican FRS” or “NIF’s”) B-10 “Effects of Inflation” (“FRS B-10”), as issued by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or “SHCP”) and by the General Comptroller’s Office (“SFP”).
               These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2008, the recognition in the financial statements of the effects of inflation was suspended because the accumulated inflation over the last three years was less than 26%, and therefore, the economic environment did not qualify as “inflationary,” (see Note 3(o) and (x)).
               If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary” and Petróleos Mexicanos would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.
               The indexes used for the recognition of inflation were as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

		Inflation
		For the
December 31,	NCPI	year	Accumulated
2008	133.7610	6.52%	15.01%
2007	125.5640	3.76%	11.56%
2006	121.0150	4.05%	7.61%
2005	116.3010	3.33%	3.33%
b. Consolidation
               The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.
               The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Master Trust; Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.
               Until December 31, 2007, in accordance with Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations,” the financial statements of foreign Subsidiary Companies classified as integrated foreign operations were translated into Mexican pesos on the following basis: (a) assets and liabilities, at the exchange rate in effect at the end of the period; (b) income and expense items, at the average exchange rate for each month in the year; and (c) the translation effect was recorded in equity. Until December 31, 2007, foreign currency transactions and translation of financial statements of foreign operations were restated based on the rate derived from the NCPI.
               FRS B-15 “Translation of foreign currencies” became effective on January 1, 2008 (see Note 3(x)), and establishes the following rules for translation:
               When the functional currency of a foreign operation is different from its recording currency, translation is accounted for as follows:
a)	Monetary items, at the exchange rate in effect at the end of the period.

b)	Non-monetary items and equity, at the historical exchange rate.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
c)	Non-monetary items recorded at their fair value, at the historical exchange rate effective when their fair value was determined.

d)	Income, costs and expenses items, at the average exchange rate for the period.

e)	Effects of exchange caused by the translation from recording currency to functional currency are recognized as income or expense in the statement of operations of the foreign operation for the period in which they were incurred.
               When the reporting currency of a foreign operation is different from its functional currency, translation is as follows:
a)	Assets and liabilities at the exchange rate at the end of the period, and equity at the historical exchange rate.

b)	Income, costs and expenses, at the average exchange rate.

c)	The effect of translation is recognized as part of comprehensive income or loss in equity, in an item called “accumulated translation effect.”

d)	At the time of consolidating or using the equity method, any variation between the equity of the foreign operation and the recognized investment in the foreign operation must be recorded in comprehensive result as accumulated translation effect, within equity included in the consolidated financial statements.
               Investments in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at acquisition cost and, based upon their relative importance to the total assets and income of PEMEX, are not consolidated nor accounted for under the equity method.
c. Long-term productive infrastructure projects
               Until December 31, 2008, PEMEX’s investment in long-term productive infrastructure projects (“PIDIREGAS”) and related liabilities were initially recorded in accordance with Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal (Specific Standards for Governmental Financial Information of the State-owned Sector, or “NEIFGSP”) 009 (“NEIFGSP 009”), applicable to Entidades Paraestatales de la Administración Pública Federal (State-owned Entities of the Federal Public Administration), which requires recording only those liabilities maturing in less than two years.
               For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements and all effects of NEIFGSP 009-B were therefore eliminated.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
               On November 13, 2008, amendments to the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) were published in the Diario Oficial de la Federación (Official Gazette of the Federation), eliminating the PIDIREGAS concept in relation to Petróleos Mexicanos and the Subsidiary Entities.
               The main objective of the Master Trust and Fideicomiso F/163 has been to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose. As a result of the amendments to the Federal Law of Budget and Fiscal Accountability described above, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust.
d. Exploration and drilling costs and specific oil-field exploration and depletion reserve
               PEMEX uses the successful efforts method of accounting for oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.
               PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.
e. Reserve for abandonment cost of wells
               The reserve for abandonment cost of wells (plugging and dismantling), as of December 31, 2008 and 2007 was Ps. 18,775,600 and Ps. 17,148,400, respectively, and is included in long-term liabilities (see Note 3(i)).
f. Cash and cash equivalents
               Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
g. Inventory and cost of sales
               Inventories are valued as follows:
I.	Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II.	Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III.	The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV.	Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V.	Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI.	Materials in transit: at acquisition cost.
               PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.
               Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the cost of refined and other products, and deducting the value of inventories at the end of the year. Until December 31, 2007, the resulting amount was adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.
h. Investment in shares of non-consolidated subsidiary companies affiliates companies
               Certain non-material non-consolidated subsidiary companies are accounted for under the equity method (see Note 2).
               Investments in shares in which PEMEX holds 50% or less of the issuer’s capital stock are recorded at cost and, until December 31, 2007, were adjusted for inflation using factors derived from the NCPI.
i. Properties, plant and equipment
               Properties, plant and equipment are recorded at acquisition cost and, until December 31, 2007, were adjusted using factors derived from the NCPI.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets.
               Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10
               Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production (“UOP”) method. The amount to be recognized as amortization expense is calculated based upon the number of barrels of crude oil equivalent extracted from each specific field as compared to the field’s total proved developed reserves.
               The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.
               The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time, the liabilities will be increased by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.
               The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3(j) and 9).
j. Impairment of the value of long-lived assets

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
               PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset. During 2008, PEMEX recorded impairments of Ps. 807,050 and reversals of impairment of Ps. 699,847. At December 31, 2008, PEMEX recorded a net effect of impairment charge related to long-lived assets of Ps. 107,202, which was recorded in the statement of operations. During 2007, no impairment charge was recognized by PEMEX.
k. Accruals
               PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities. In certain cases; such amounts are recorded at their present value.
l. Employee Benefits
               Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 “Employee Benefits,” issued by the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or “CINIF”) which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.
               The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).
               The amortization periods of the unamortized items are as follows:
•	Retirement benefits:
i.	Initial transition liability and salary increases due to promotions, in a maximum of five years.

ii.	Plan amendments and actuarial gains and losses for the period, in the employees’ average remaining labor life.
•	Termination benefits:
i.	Initial transition liability and plan amendments, in a maximum of five years.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
ii.	Salary increases due to promotions, in a maximum of one year.

iii.	Actuarial gains and losses, immediate recognition.
               As of December 31, 2008, the employees’ average remaining labor life of the employees entitled to benefits in the plan was approximately 10 years. PEMEX incorporates the effect of its labor obligations into these consolidated financial statements.
               The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.
m. Derivative financial instruments and hedging operations
               As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 “Derivative Financial Instruments and Hedging Operations” (“Bulletin C-10”) issued by the Mexican Institute of Public Accountants, which provides expanded guidance for the recognition, valuation, recording, disclosure and bifurcation from a host agreement that are applicable to derivative financial instruments for negotiation purposes, to those designated as hedges and to the embedded derivatives (see Note 11).
               As of December 31, 2008 and 2007, derivative financial instruments shown in the consolidated balance sheets are recorded at their fair value in accordance with the provisions of Bulletin C-10 (see Note 11). In the case of derivative financial instruments that are treated for accounting purposes as non-hedges, the changes in their fair value affect the comprehensive financing result. In the case of derivative financial instruments that are designated as hedges, they are recorded using hedge accounting, for fair value hedges or for cash flow hedges, as is established in Bulletin C-10.
n. Financial instruments with characteristics of liability, equity or both
               Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.
o. Restatement of equity, other contributions and retained earnings
               Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made and accumulated losses were generated to the 2007 year end. As discussed above, as of December 31, 2007 the economic environment became non-inflationary, as defined by FRS B-10.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
p. Surplus in the restatement of equity
               Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.
q. Taxes and federal duties
               Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (“Income Tax Law”) or the Ley del Impuesto Empresarial a Tasa Única (“Flat Rate Business Tax”) (see Note 19).
r. Special Tax on Production and Services (“IEPS Tax”)
               The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.
s. Revenue recognition
               For all export products, risk of loss and ownership (title) is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.
t. Comprehensive result
               Comprehensive result represents the sum of net income (loss) for the period plus the accumulated translation effect. It includes the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of the employee benefits provision and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and, until December 31, 2007, comprehensive result included the effects of inflation restatement of equity on the basis of NCPI factors (see Note 13).
u. Comprehensive financing result
               Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and, until December 31, 2007, the gain or loss attributable to the effects of inflation on monetary assets and liabilities, minus any portion of the comprehensive financing result capitalized during the period.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
               Transactions in foreign currency are recorded at the exchange rate prevailing on the date of settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in the statement of operations for the year.
               The monetary effect presented until December 31, 2007 was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.
v. Contingencies
Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).
w. Deferred taxes
               Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities (see Note 19).
x. Accounting changes
               The CINIF issued the following FRS effective for years beginning after December 31, 2007.
•	FRS B-10 “Effects of inflation” - FRS B-10 superseded the previous Bulletin B-10 “Recognition of the effects of inflation on the financial information” and its fiveamendments, as well as the related circulars and Interpretation of Financial Reporting Standards (“INIF”) No. 2. The principal guidelines established by this FRS include:
(i)	Recognition of the effects of inflation. An entity operates in either a) an “inflationary” economic environment, when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; or b) a “non-inflationary” economic environment, when inflation over the aforementioned period is less than 26%.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
In case a), as under the superseded previous Bulletin B-10, the comprehensive recognition of the effects of inflation is required. In case b), the effects of inflation are not recognized. However, as of the effective date of this FRS and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in PEMEX’s case, the 2007 year), must be retained and reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders’ equity. Should the entity in the future be once again operating in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods when the environment was non-inflationary must be recognized retroactively.

(ii)	Price index. The change in the NCPI or in the value of the Investment Unit (“UDI”) may be used for determining the inflation for a given period.

(iii)	Valuation of inventories and of foreign machinery and equipment. The use of replacement costs for inventories and of specific indexation for foreign machinery and equipment are no longer allowed.

(iv)	Equity adjustment for non-monetary assets. As of the effective date of this FRS, the unrealized portion of the equity adjustment for non-monetary assets maintained in equity should be identified, in order to be reclassified to earnings for the year when the originating item is realized. The realized portion, or when it is not feasible to identify the unrealized portion then both the realized and unrealized portions, should be reclassified to retained earnings.

(v)	Monetary position gains or losses. Such gains or losses (included under deficit or surplus in the restatement of equity) were reclassified to retained earnings as of the effective date of this FRS.
               As a consequence of the adoption of this FRS, as of January 1, 2008, equity items were reclassified as shown in the statement of changes in equity.
               In these consolidated financial statements, amounts pertaining to the years ended December 31, 2007 and 2006 are presented in constant pesos at December 31, 2007, the date on which the comprehensive method for recognizing the effects of inflation was last used.
•	FRS D-3 “Employee benefits”- FRS D-3 superseded the previous Bulletin D-3 “Labor Obligations” and the portions of Bulletin D-4 and INIF 4 that are applicable to Employee Statutory Profit Sharing (“ESPS”). The principal guidelines established by this FRS are:
(i)	A change in the rates for the financial assumptions to be used in actuarial valuations from real rates to nominal rates

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
(ii)	The incorporation of the term “salary increases due to promotions” with effect in liability and in cost.

(iii)	A maximum five-year period for amortizing unrecognized/unamortized items and, in the context of retirement benefits, for amortizing salary increases due to promotions.

(iv)	Unlike termination benefits, post-employment benefits and actuarial gains or losses may be immediately recognized in the results of operations or amortized over the employees’ average remaining labor life or a maximum of five years.

(v)	Elimination of the recognition of an additional liability, the related intangible asset and the effect on equity from labor obligations.
As a result of the adoption of this FRS, we eliminated in 2008 an intangible asset of Ps. 72,008,835 and additional minimum pension liability of Ps. 123,768,374 previously reflected in the balance sheet, as well as an effect on equity from labor obligations of Ps. 51,759,539 previously presented in equity.
•	FRS D-4 “Taxes on income”- FRS D-4 superseded the previous Bulletin D-4 “Accounting for income and asset taxes and employee statutory profit sharing” and Circulars 53 and 54. The principal guidelines established by this FRS are:
(i)	Reclassification, on January 1, 2008, of the balance of the cumulative income tax effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings unless identified with any other comprehensive item pending reclassification.

(ii)	Transfer of the accounting treatment of ESPS (current and deferred) to FRS D-3, as outlined above.
As a result of the recognition of this FRS, the deferred income tax effect of Ps. 3,596 was reclassified to the comprehensive result within equity.

•	FRS B-2 “Statement of cash flows”- FRS B-2 superseded Bulletin B-12 “Statement of changes in financial position” and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
(i)	Replacement in the financial statements of the statement of changes in financial position with the statement of cash flows for all periods, except those for periods prior to 2008, presented comparatively with those of the current period.

(ii)	Reporting of cash inflows and cash outflows in nominal currency units, i.e., not including the effects of inflation.

(iii)	Establishment of two alternative preparation methods (direct and indirect), without stating a preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally cash flows from financing activities.

(iv)	Reporting of captions of principal items as gross, with certain exceptions, and required disclosure of the composition of items considered cash equivalents.
Accordingly, PEMEX has prepared a statement of changes in financial position for 2007 and a statement of cash flows for 2008 under the indirect method.
•	FRS B-15 “Translation of foreign currencies”- FRS B-15 supersedes the previous Bulletin B-15 “Foreign currency transactions and translation of financial statements of foreign operations.” The principal guidelines established by this FRS are:
(i)	Substitution of the integrated foreign operation and foreign entity concepts for determining recording, functional and reporting currencies, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on a holding company.

(ii)	Inclusion of translation procedures for those cases where the recording and reporting currencies differ from the functional currency, providing the option not to conduct such translation to companies not subject to consolidation or valuation based on the equity method.

(iii)	The requirement that the accounting changes produced by the initial application of this standard be recognized prospectively; i.e., in a non- inflationary economic environment, without modifying the translation already recognized in the consolidated financial statements of prior periods.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
The effect on the consolidated financial statements of the adoption of this FRS is a credit to equity of Ps. 2,809,574, as part of foreign operations translation effect, and a loss in the statement of operations of Ps. 2,847,846.
y. Reclassifications
          PEMEX’s consolidated financial statements as of December 31, 2007 and 2006 have been reclassified in certain accounts with the purpose of making them comparable with the consolidated financial statements as of December 31, 2008.
z. Convenience translation
          The U.S. dollar amounts shown in the balance sheets, the statements of operations, the statements of changes in equity and statement of cash flow have been included solely for the convenience of the reader and are unaudited. Such amounts are translated from pesos, as a matter of arithmetic computation only, at the exchange rate for the settlement of obligations in foreign currencies provided by Banco de México and the SHCP at December 31, 2008 of 13.5383 pesos per one U.S. dollar. Translations herein should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing rate or any other rate.
NOTE 4—FOREIGN CURRENCY EXPOSURE:
          As of December 31, 2008 and 2007, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency
	(Thousands)
			Net liability	Year-end
	Assets	Liabilities	position	Exchange rate	Amounts in pesos
2008:(1)
U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	Ps.	(271,646,192)
Japanese yen	3,029,369	(246,581,546)	(243,552,177)	0.1501		(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304		(7,831,319)
Euros	23,055	(3,244,916)	(3,221,861)	19.1432		(61,676,729)
Swedish crowns	—	(12,931)	(12,931)	1.7413		(22,517)
Canadian dollars	79	—	79	11.0463		873

Total liability position, before foreign currency hedging					Ps.	(377,733,066)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

	Amounts in foreign currency
	(Thousands)
			Net liability	Year-end	Amounts in
	Assets	Liabilities	position	Exchange rate	pesos(2)
2007:(1)
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	Ps.	(142,714,682)
Japanese yen	—	(142,217,370)	(142,217,370)	0.0973		(13,837,750)
Pounds sterling	230	(402,411)	(402,181)	21.6074		(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.8766		(94,034,355)
Swiss francs	—	(260)	(260)	9.5957		(2,495)
Danish kroner	—	(250)	(250)	2.0075		(502)

Total liability position, before foreign currency hedging					Ps.	(259,279,870)

(1)	As of December 31, 2008 and 2007, PEMEX had foreign exchange hedging instruments, which are discussed in Note 11.
NOTE 5—CASH AND CASH EQUIVALENTS:
          As of December 31, cash and cash equivalents were as follows:

	2008		2007
Cash on hand and in banks	Ps.	60,704,660	Ps.	64,578,352
Marketable securities		53,519,735		106,418,888

	Ps.	114,224,395	Ps.	170,997,240

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:
          As of December 31, accounts, notes receivable and other receivables were as follows:

	2008		2007
Domestic customers	Ps.	37,036,622	Ps.	40,506,098
Export customers		5,881,394		25,430,178
Negative IEPS Tax pending to be credited (Note 19)		6,816,821		32,943,613
Advance payments to Mexican Government of minimum guaranteed dividends (Note 14)		—		4,270,225
Specific funds (Note 14)		44,656,862		11,858,575
Employees and officers		4,067,658		3,648,372
Tax credits		41,206,169		4,035,632
Other accounts receivable		24,382,512		30,308,784

		164,048,038		153,001,477
Less allowance for doubtful accounts		(1,738,099)		(1,490,934)

	Ps.	162,309,939	Ps.	151,510,543

NOTE 7—INVENTORIES:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
          As of December 31, inventories were as follows:

	2008		2007
Crude oil, refined products, derivatives and petrochemical products	Ps.	60,366,216	Ps.	87,971,050
Materials and supplies in stock		6,765,361		6,370,017
Materials and products in transit		136,458		148,376

		67,268,035		94,489,443
Less allowance for slow-moving and obsolete inventory		(1,796,458)		(1,346,307)

	Ps.	65,471,577	Ps.	93,143,136

NOTE 8—INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, AFFILIATES AND OTHERS:
          The investments in shares of non-consolidated subsidiaries, affiliates and others were as follows:

	Percentage of
	Investment	Carrying value as of December 31,
Subsidiaries and affiliates shares:	2008 / 2007	2008		2007
Repsol YPF, S.A.(1)	0.00 / 5.00%	Ps.	—	Ps.	23,146,258
Deer Park Refining Limited(2)	50.00 / 50.00%		7,547,905		7,113,824
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00 / 100.00%		1,312,439		1,122,215
Servicios Aéreos Especializados Mexicanos, S.A. de C.V.	49.00 / 49.00%		5,147		5,147
Other—Net	Various		2,311,693		1,675,910

Total investments		Ps.	11,177,184	Ps.	33,063,354

	For the year ended December 31,
Profit sharing in subsidiaries and affiliates:	2008		2007		2006
Repsol YPF, S.A.(1)	Ps.	(3,780,783)	Ps.	588,729	Ps.	3,621,872
Deer Park Refining Limited(2)		1,748,582		4,944,329		6,419,178
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.		66,988		11,996		32,527

Total profit sharing	Ps.	(1,965,213)	Ps.	5,545,054	Ps.	10,073,577

(1)	As of December 31, 2007, the investment in Repsol YPF, S.A. (“Repsol”) consisted of 59,884,453 shares. On September 24, 2008, RepCon Lux announced the early redemption of its bonds exchangeable for Repsol’s shares. The settlement was realized and carried out in its entirety on October 24, 2008. The majority of the holders chose to exchange their bonds for shares prior to the date of the settlement. In order to address this liability yet retain the economic and voting rights of 58,679,800 Repsol shares, or approximately 4.81% of Repsol’s share capital, PEMEX entered into four equity swaps with financial institutions, monetizing the value of 58,679,799 shares. PEMEX thereby retained the economic and voting rights discussed above, utilizing the proceeds of the swaps to liquidate the exchangeable bonds; PEMEX holds the remaining Repsol shares through PMI-SES.

Because substantially all of the investors elected to exchange their bonds into Repsol shares prior to the redemption date, the intrinsic value of the bonds at the time of the redemption proved substantially equivalent to the value of the Repsol shares.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

(2)	PMI NASA has a 50% joint venture with Shell Oil Company for the operation of a refinery located in Deer Park, Texas. The investment is accounted for under the equity method. During 2008, 2007 and 2006, PEMEX recorded Ps. 1,748,582, Ps. 4,944,329 and Ps. 6,419,178 of profits, respectively, related to its equity in the results of the joint venture, which has been recorded under “profit sharing in non-consolidated subsidiaries, affiliates and others” in the statement of operations. In 2006, PEMEX paid the joint venture Ps. 11,078,973 for the processing of crude oil. As of December 31, 2006, the contract between PMI NASA and Pemex-Refining was concluded and it was not renewed.
NOTE 9—PROPERTIES, PLANT AND EQUIPMENT:
          As of December 31, the components of properties, plant and equipment were as follows:

	2008		2007
Plants	Ps.	399,769,820	Ps.	379,268,733
Pipelines		296,436,602		296,304,941
Wells		568,274,197		466,157,259
Drilling equipment		23,370,046		22,226,019
Buildings		51,611,161		47,681,968
Offshore platforms		169,308,888		160,543,843
Furniture and equipment		37,387,996		36,440,294
Transportation equipment		17,771,354		14,146,501

		1,563,930,064		1,422,769,558

Less:
Accumulated depreciation and amortization		(843,858,575)		(760,177,709)

Net value		720,071,489		662,591,849
Land		39,144,853		39,842,669
Construction in progress		85,148,023		90,720,481
Fixed assets to be disposed of		697,640		690,454

Total	Ps.	845,062,005	Ps.	793,845,453

a)	Starting in 2007, as part of the adoption of FRS D-6, PEMEX capitalized interest costs, foreign exchange effect, monetary position result (“REPOMO”) and another costs of obtaining financing related to qualified fixed assets. This has directly affected its cost of investment during the acquisition period, in the amounts of Ps. 1,057,440 and Ps. 5,350,849 in 2008 and 2007, respectively.

b)	Total depreciation of fixed assets and amortization of wells for the years ended December 31, 2008, 2007 and 2006 were Ps. 89,840,495, Ps. 72,591,718 and Ps. 65,672,189, respectively, which includes amortization costs related to dismantlement and abandonment of wells for the years ended December 31, 2008, 2007 and 2006 of Ps. 2,144,911, Ps. 2,554,062 and Ps. 508,361, respectively.

c)	As of December 31, 2008 and 2007, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost, was Ps. 18,775,600 and Ps. 17,148,400, respectively.

d)	As of December 31, 2008, PEMEX recognized impairment of the Pajaritos petrochemical complex in the amount of Ps. 807,050, based on low market demand and projections

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

showing a negative estimated margin of contribution. PEMEX reversed impairment charges related to the Cosoleacaque petrochemical complex in the amount of Ps. 699,847, due to the recovery of the market for that complex’s main product. Considering the above, as of December 31, 2008 the net impairment of long-term assets under FRS C-15 was Ps. 107,203, which was recorded in the statement of operations. During 2007, no impairment was recorded. For the 2006 period, impairment of Ps. 703,247 was recorded. As of December 31, 2008 and 2007, PEMEX recognized cumulative impairment charges in the value of long-lived assets amounting to Ps. 14,485,951 and Ps. 14,593,955, respectively.
NOTE 10—DEBT:
          Under the Ley General de Deuda Pública (“General Law of Public Debt”), the SHCP authorizes Mexican Government entities, in this case Petróleos Mexicanos and the Subsidiary Entities, to negotiate and execute external financing agreements, defining the requirements that must observed in each case.
          In 2008, the significant financing activities of Petróleos Mexicanos were as follows:
a.	On February 29, 2008, Petróleos Mexicanos drew down U.S. $1,000,000 from a syndicated revolving credit line of U.S. $2,500,000, which it entered into on September 7, 2007. This credit line can be used by either Petróleos Mexicanos or the Master Trust. All drawdowns by the Master Trust are guaranteed by Petróleos Mexicanos, and drawdowns by either borrower are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

b.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 10,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate, plus 12 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 4,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate, maturing on June 20, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d.	On March 28, 2008, Petróleos Mexicanos entered into a Ps. 3,500,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE rate plus 7.5 basis points, maturing on December 31, 2008; borrowings

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.
          During 2008, the Master Trust undertook the following significant financing activities:
a.	The Master Trust obtained U.S. $1,471,126 from credit lines guaranteed by export credit agencies for PIDIREGAS financial projects.

b.	On June 2, 2008, the Master Trust obtained from a financial institution a credit in Japanese yen equivalent to U.S. $400,000, distributed in two tranches, with maturities of three and six years respectively, both bearing interest at the three-month LIBOR rate. This credit is guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c.	On June 4, 2008, the Master Trust issued notes in the amount of U.S. $1,500,000, of which U.S. $1,000,000 consisted of notes due in 2018 with an interest rate of 5.75% and U.S. $500,000 consisted of bonds due in 2038 with an interest rate of 6.625%. The issuance of the 5.75% notes was a reopening of the Master Trust’s October 22, 2007 note issuance. These notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

d.	On September 29, 2008, the Master Trust issued ¥64,000,000 of its Floating Rate Bonds due 2020, which are insured by Nippon Export and Investment Insurance and guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.
          In 2007, the significant financing activities of Petróleos Mexicanos were as follows:
a.	Petróleos Mexicanos obtained U.S. $7,310 under lines of credit granted by export credit agencies. These loans bear interest at fixed and variable rates with various maturity dates through 2012.
          During 2007, the Master Trust undertook the following financing activities:
a.	The Master Trust obtained credit lines from export credit agencies totaling U.S. $1,002,629.

b.	During the second quarter of 2007, the Master Trust repurchased, in the open market, a certain amount of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027. The total principal amount repurchased in this program was equal to U.S. $1,139,696. These securities were cancelled after their repurchase.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
c.	On October 18, 2007, the Master Trust utilized the full amount of its syndicated revolving credit facility in the amount of U.S. $2,500,000. This credit line was signed on September 7, 2007; it may be used either by Petróleos Mexicanos or the Master Trust; the credit line consists of two tranches, A and B, with terms of three and five years, respectively and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; and matures in 2010 and 2012, respectively; and each of the tranches may be extended twice, by one year. This credit line replaces the previously syndicated revolving credit lines, each in the amount of U.S. $1,250,000.

d.	On October 22, 2007, the Master Trust issued notes in the amount of U.S. $2,000,000, of which U.S. $1,500,000 consisted of notes with an interest rate of 5.75% due in 2018 and U.S. $500,000 consisted of bonds with an interest rate of 6.625% due in 2035. This issuance of bonds due in 2035 was the second reopening of an issuance that took place on June 8, 2005.

e.	During the fourth quarter of 2007, the Master Trust repurchased through a tender offer U.S. $5,763,333 of its own debt securities maturing between 2008 and 2027, as well as a certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.
          Various credit facilities require compliance with various operating covenants that, among other things, place restrictions on the following types of transactions:
•	The sale of substantial assets essential for the continued operations of the business;

•	Liens against its assets; and

•	Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.
          As of December 31, 2008 and 2007, PEMEX was in compliance with the operating covenants described above.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
          As of December 31, 2008 and 2007, long-term debt was as follows:

			December 31, 2008			December 31, 2007
								Foreign
			Pesos		Foreign currency	Pesos		currency
	Rate of Interest(2)	Maturity	(thousands)		(thousands)	(thousands)		(thousands)
U.S. dollars:
Bonds	Fixed from 5.75% to 9.5% and LIBOR plus 0.6% to 1.8%	Various to 2038	Ps.	177,500,544	13,110,992	Ps.	163,225,526	12,119,761
Financing assigned to PIDIREGAS	Fixed from 3.23% to 6.64% and LIBOR flat to LIBOR plus 2.25%	Various to 2018		96,409,801	7,121,263		72,163,251	6,641,075
Purchasing loans and project financing	LIBOR plus 0.0625% to 2.0%	Various to 2014		1,600,774	118,240		2,108,662	194,057
Credit lines	LIBOR plus 0.20% and 0.25%	Various to 2012		20,307,450	1,500,000		27,165,500	2,500,000
External trade loans	LIBOR plus 0.325% to 0.475%	Various to 2013		57,537,775	4,250,000		46,181,350	4,250,000
Bank loans	Fixed from 5.44% and LIBOR plus 1.9%	Various to 2018		9,169,191	677,278		5,107,114	470,000
Financial leases	Fixed 1.99%	2019		5,892,346	435,235

Total financing in U.S. dollars				368,417,881	27,213,008		315,951,403	26,174,893
Euros:
Bonds	Fixed from 5.5% to 6.625%	Various to 2025		59,343,920	3,100,000		50,857,376	3,203,291
Unsecured loans, banks and project financing	Fixed from 2%	2016		5,671	296		5,544	349

Total financing in Euros				59,349,591	3,100,296		50,862,920	3,203,640

Japanese yen:
Direct loans	Fixed from 4.2% and LIBOR yen plus 0.5% to 0.71%	2014		6,650,233	44,305,348		468,081	4,810,695
Bonds	Fixed from 3.5% and LIBOR yen plus 0.75%	2023		14,113,049	94,000,000		2,919,000	30,000,000
Project financing	Fixed from 1% to 2.9%	Various to 2017		13,983,565	93,137,574		10,871,232	111,729,003

Total financing in yen				34,746,847	231,442,922		14,258,313	146,539,698

Pounds sterling:
Bonds	Fixed 7.5%	2013		7,812,160	400,000		8,642,960	400,000

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

			December 31, 2008			December 31, 2007
								Foreign
			Pesos		Foreign currency	Pesos		currency
	Rate of Interest(2)	Maturity	(thousands)		(thousands)	(thousands)		(thousands)
Pesos:
Certificados bursátiles (debt securities)	TIIE less 0.07%, Cetes plus 0.35% to 0.65% and Fixed from 8.38% to 9.91%	Various to 2019		82,699,763	—		81,918,416	—
Syndicated bank loans	TIIE plus 0.35% and Fixed from 8.4%	2008		—	—		3,500,000	—
Project financing and syndicated bank loans	Fixed from 11% and TIIE plus 0.4% to 0.48%	Various to 2012		11,444,444			12,333,333	—

Total financing in pesos				94,144,207	—		97,751,749	—

Total principal in pesos(1)				564,470,686	—		487,467,345	—
Plus: Accrued interest				7,073,181	—		58,565	—
Notes payable to contractors				15,166,637	—		13,352,690	—

Total principal and interest				586,710,504	—		500,878,600	—

Less: Short-term maturities				91,198,944	—		71,499,353	—
Current portion of notes payable to contractors				24,935	—		4,550,775	—

Total short-term debt				91,223,879	—		76,050,128	—

Long-term debt			Ps.	495,486,625	—	Ps.	424,828,472	—

						2014 and
	2009	2010	2011	2012	2013	thereafter	Total
Maturity of the principal outstanding for each of the years ending December 31,	Ps.91,223,879	Ps.103,319,009	Ps.57,837,591	Ps.60,688,706	Ps.64,999,627	Ps.208,641,692	Ps.586,710,504

Notes to table:

(1)	Includes financing from foreign banks of Ps. 472,130,204 and Ps. 355,682,481 as of December 31, 2008 and 2007, respectively.

(2)	As of December 31, 2008 and 2007 the rates were as follows: LIBOR, 1.75% and 4.59625%, respectively; the Prime rate in Japanese yen, 1.675% and 1.875%, respectively; the Cetes rate, 8.15% for 182 days and 7.62% for 91 days and 7.20% for 182 days and 7.71% for 91 days, respectively; TIIE, 8.7018% and 7.37%, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
          The total amounts of notes payable to contractors as of December 31, 2008 and December 31, 2007 are as follows:

	2008		2007
Total notes payable to contractors(1)(2)(3)(4)	Ps.	15,166,637	Ps.	13,352,690
Less: Current portion of notes payable to contractors		24,935		4,550,775

Notes payable to contractors (long-term)	Ps.	15,141,702	Ps.	8,801,915

(1)	On November 26, 1997, Petróleos Mexicanos and Pemex-Refining entered into a financed public works contract and a unit-price public works contract with Consorcio Proyecto Cadereyta Conproca, S.A. de C.V. The related contracts are for the reconfiguration and modernization of the Ing. Héctor R. Lara Sosa refinery in Cadereyta, N.L. The original amount of the financed public works contract was U.S. $1,618,352, plus a financing cost of U.S. $805,648, due in twenty semi-annual payments of U.S. $121,200. The original amount of the unit-price public works contract was U.S. $80,000, including a financing cost of U.S. $47,600 payable monthly based on the percentage of completion. As of December 31, 2008 and 2007, the outstanding balances of the respective contracts were Ps. 4,561,189 and Ps. 5,854,295, respectively.

(2)	On June 25, 1997, PEMEX entered into a 10-year service agreement with a contractor for a daily fee of U.S. $82.50 for the storage and loading of stabilized petroleum by means of a floating system (“FSO”). As of December 31, 2007, the outstanding balance was Ps. 242,888. The remaining amount was paid in full during 2008.

(3)	PEMEX has Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts or “MSCs”) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2008 and 2007, PEMEX had an outstanding payable amount of Ps. 5,930,523 and Ps. 3,228,735, respectively.

(4)	During 2007, a Floating Production Storage and Offloading (“FPSO”) vessel was purchased. The investment in the vessel totaled U.S. $723,575. As of December 31, 2008 and 2007, the outstanding balances were Ps. 4,674,925 (U.S. $345,311) and Ps. 4,026,772 (U.S. $370,579), respectively.
NOTE 11—FINANCIAL INSTRUMENTS:
          PEMEX’s cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbon prices in the national and international markets.
          In order to supervise and mitigate the potential deviations of its cash flows, PEMEX has adopted a General Risk Management framework, which includes the regulation of derivative financial instruments.
          Within this framework, the General Risk Management Policies and Guidelines are proposed by the Risk Management Committee (the “Committee”) and approved by the Board of Directors.
          Functions of the Committee include the authorization of the general strategies of risk management. The Committee is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI CIM.
          Additionally, the Risk Management Deputy Director designs and proposes to the Committee institutional regulations and strategies for managing financial market risk.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
          (i) Counterparty risk or credit risk from the use of derivative financial instruments
          PEMEX is exposed to credit risk (or repayment risk) when the market value of its derivative financial instruments is positive (that is favorable for PEMEX) since it faces a repayment risk of the counterparty failing to fulfill its performance obligations. Conversely, when the fair value of these instruments is negative, the risk is borne by the counterparty.
          In order to minimize this risk, PEMEX only enters into transactions with high credit quality counterparties based on credit ratings from rating agencies such as Standard & Poors and Moodys.
          Generally, PEMEX’s derivative transactions are executed on the basis of standard agreements and collateral for derivative financial transactions is neither provided nor received.
          (ii) Interest rate risk management
          PEMEX is exposed to risk in its cash flows due to fluctuations in the reference interest rates curves applicable to different currencies. Its predominant exposure is to LIBOR in U.S. dollars, because most of PEMEX’s debt is denominated in U.S. dollars or hedged to U.S. dollars through currency swaps tied to LIBOR. The use of derivative financial instruments allows PEMEX to obtain an acceptable mix of fixed and variable rates in its debt portfolio.
          The derivative financial instruments used in PEMEX’s hedging transactions related to interest rate risk consist primarily of fixed-floating interest rate swaps. Under these instruments, PEMEX has the right to receive payments based on LIBOR or Mexican interest rates (“TIIE”) while making payments at a fixed rate.
          (iii) Exchange rate risk management
          Since a significant amount of PEMEX’s revenues is denominated in U.S. dollars, it generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than U.S. dollars in order to take advantage of existing financing conditions of these foreign currencies when they are considered favorable Management.
          PEMEX has entered into currency swaps transactions as a hedging strategy against exchange rate fluctuations of debt issued in currencies other than U.S. dollars.
          (iv) Commodity price risk management
          Natural gas:
          PEMEX offers derivative financial instruments to its customers as a value added service, providing them with various hedging contracts as an option for protecting against fluctuations in the price of PEMEX’s products. The risk that PEMEX incurs under these contracts is transferred to financial counterparties through its subsidiary, MGI Supply Ltd.
          Crude oil:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
          Under its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During 2008 and 2007, PEMEX did not enter into any crude oil price hedging transactions.
          (v) Investment portfolio risk
          PEMEX is currently party to four asset swaps for a total of over 58,679,799 shares of Repsol denominated in U.S. dollars and with dates of maturity between January and April, 2011. As of December 31, 2008, the market value of Repsol shares was U.S. $21.10 per share.
          (vi) Fair value of derivative financial instruments
          The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of the other party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.
•	The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows as of the balance sheet date, using market quotations for the instrument’s remaining life.

•	Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

•	Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.
          (vii) Embedded derivatives
          As of December 31, 2008 and 2007, in accordance with Bulletin C-10, PEMEX recognized several agreements related to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.
          (viii) Operations with derivative financial instruments
          PEMEX enters into derivative financial transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
because they do not meet the strict requirements of the Bulletin C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedges instruments, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the comprehensive financing result.
          PEMEX seeks to mitigate the impact of market risk in its financial statements, through the establishment of a liability structure consistent with its expected operating cash flows. As a result, PEMEX seeks to eliminate exchange rate risk of its debt issued in currencies other than pesos or U.S. dollars by entering into derivative financial instruments contracts.
          The accounting rules applicable to derivative financial instruments, establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges. As such, the changes in their fair value affect the comprehensive financing result.
          As of December 31, 2008 and 2007, the fair value of PEMEX’s derivative instruments was (Ps. 2,429,936) and (Ps. 6,665,027), respectively. These amounts include the derivative instruments designated as cash flow hedges and their fair value of (Ps. 2,374,351) and (Ps. 977,664), respectively, which was recorded under other comprehensive loss.
          The following table shows the fair values and the notional amounts of the over-the-counter derivative instruments outstanding as of December 31, 2008 and 2007, which are designated as cash flow hedges:

	2008				2007
	Notional
	Amount		Fair Value		Notional Amount		Fair Value
Interest rate swaps:
Pay fixed/receive variable	Ps.	11,529,112	Ps.	(1,170,824)	Ps.	14,211,489	Ps.	(1,267,432)

Cross-currency swaps:
Pay Mexican peso /receive UDI		11,901,650		572,670		11,901,650		221,101

Pay U.S. dollar/receive euros	Ps.	22,026,814	Ps.	842,046		—		—
Pay U.S. dollar/receive Japanese yen		20,700,783		3,616,388		—		—
Pay U.S. dollar/receive pounds sterling		9,241,108		(1,901,494)		—		—

          Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.
          In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.
               If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, when the hedged item’s cash flows affect earnings.
               When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income must remain in this account and be reclassified into earnings at the same time as the hedged item’s cash flows affect earnings; however, from that date forward, the derivative instrument will no longer qualify for hedge accounting treatment. As of December 31, 2008, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.
               As of December 31, 2008, 2007 and 2006, net income (loss) of Ps. 1,062,359, Ps. (1,479,284) and Ps. (727,707), respectively was reclassified from other comprehensive income into earnings. It is estimated that, in 2009, a net loss of Ps. 1,182,677 will be reclassified from other comprehensive income into earnings.
               The following table shows the fair values and the notional amounts as of December 31, 2008 and 2007 of over-the-counter derivative instruments that were treated for accounting purposes as non-hedges:

	2008				2007
	Notional Amount		Fair Value		Notional Amount		Fair Value
Interest rate swaps:
Pay fixed /receive variable	Ps.	5,000,000	Ps.	(97,841)	Ps.	5,000,000	Ps.	(185,719)
Assets rate swaps:
Pay fixed /receive variable		19,679,112		(2,761,533)		—		—
Cross-currency swaps:
Pay U.S. dollar /receive euros		31,832,605		(1,721,125)		44,730,188		3,549,308
Pay U.S. dollar /receive Japanese yen		7,481,871		380,232		13,549,835		(355,956)
Pay U.S. dollar /receive Pounds sterling		—		—		7,417,159		1,120,775

Natural gas swaps:
Pay fixed / receive variable	Ps.	20,087,150	Ps.	(8,855,595)	Ps.	5,163,787	Ps.	202
Pay variable / receive fixed		20,007,263		9,009,270		5,185,476		16,882
Pay variable / receive variable						472		470

Natural gas options:
Put
Purchase			Ps.	706,173			Ps.	73,261
Sale				(706,370)				(74,064)
Call				—				—
Purchase				208,790				361,510
Sale				(208,625)				(361,300)

Note:	The exchange rates as of December 31, 2008 and 2007 were Ps. 13.5383 and Ps. 10.8662 per U.S. dollar, respectively.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
               For the years ended December 31, 2008, 2007 and 2006, PEMEX recognized a net income (loss) of Ps. (2,319,164), Ps. (514,893) and Ps. 916,790, respectively, in the comprehensive financing result with respect to derivative financial instruments treated as non-hedges. Additionally, for the year ended December 31, 2007, PEMEX recognized a net loss of Ps. 702,173 in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges. For the year ended December 31, 2008, PEMEX did not recognize any impact in other revenues related to operations with derivative financial instruments treated for accounting purposes as non-hedges.
               The estimated fair value of financial instruments other than derivatives for which it is practicable to estimate a value, as of December 31, 2008 and 2007, in nominal terms, was as follows:

	2008				2007
	Carrying value		Fair value		Carrying value		Fair value
Assets:
Cash and cash equivalents	Ps.	114,224,395	Ps.	114,224,395	Ps.	170,997,240	Ps.	170,997,240
Accounts receivable, notes and other		162,309,939		162,309,939		151,510,543		151,510,543
Derivative financial instruments		22,285,896		22,285,896		12,909,868		12,909,868

Liabilities:
Suppliers		35,381,771		35,381,771		35,138,344		35,138,344
Accounts and accumulated expenses payable		7,970,593		7,970,593		18,097,530		18,097,530
Taxes payable		16,672,511		16,672,511		146,593,355		146,593,355
Derivative financial instruments		24,715,832		24,715,832		13,584,495		13,584,495
Current portion of long-term debt		91,223,879		91,223,879		76,050,128		76,050,128
Long-term debt		495,486,625		475,496,718		424,828,472		442,731,344

               The fair value of the financial instruments presented in the previous table appears for informational purposes only.
               Because of their short maturities, the nominal value of financial instruments such as cash equivalents, accounts receivable and payable, taxes payable and current portion of long-term debt approximate their fair value.
               The fair value of long-term debt is determined by reference to market quotes, and, where quotes are not available, is based on discounted cash flow analyses. Because assumptions significantly affect the derived fair value and are inherently subjective in nature, the estimated fair values may not necessarily be realized in a sale or settlement of the instrument.
NOTE 12—EMPLOYEE BENEFITS:
a. Pensions, seniority premiums and other post-retirement benefits:
               PEMEX has established employee non-contributory retirement plans, under which benefits are determined based on employees’ years of service and final salary at their retirement date. Liabilities and costs of such plans, including those related to the seniority

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
premium benefit, to which every employee is entitled upon termination of employment, are recorded in accordance with actuarial valuations performed by independent actuaries. PEMEX partially funds its employee benefits through a Mexican trust structure, the resources of which come from the seniority premium item of the Governmental Budget, or any other item that substitutes or could be connected to this item, or that is associated to the same item and the interests, dividends and capital gains obtained from the investments of the trusts.
               PEMEX has also established plans for other post-retirement benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services and cash provided to retired personnel and their dependents for basic necessities.
b. Benefits for employment termination for causes other than restructuring:
               Petróleos Mexicanos has established defined benefit plans to cover the payments that must be made when terminating employment, for causes other than restructuring, before the employee’s retirement age. These benefits are calculated based on years of service and the employee’s compensation at the time employment ends. The obligations and costs corresponding to these plans are recorded in accordance with actuarial valuations performed by independent actuaries.
               The information corresponding to these employee benefits (see Note 3(l)) is presented for 2008 in accordance with FRS D-3 and for 2007 in accordance with the previous Bulletin D-3 “Labor Obligations” (see Note 3(l)).
          Cash Flow:
          Plan contributions and benefits paid were as follows:

	Retirement benefits
	2008		2007
Contribution to the pension plan assets	Ps.	17,948,524	Ps.	25,107,563
Payments charged to the plan assets		20,662,053		19,200,217

               Payments charged to the reserve for medical and hospital services for retired personnel and pension recipients in 2008 and 2007 were Ps. 4,039,137 and Ps. 2,609,707, respectively.
               The cost, obligations and other elements of the pension plan, seniority premium plan and other post-retirement benefits plans for termination for causes other than restructuring, mentioned in Note 3(l) of these financial statements, were determined based on calculations prepared by independent actuaries as of December 31, 2008 and 2007.
               The components of net periodic cost for the years ended December 31, 2008, 2007 and 2006 are as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

	Termination		Retirement
	benefits		benefits		Total		Total		Total
	2008		2008		2008		2007		2006
Net periodic cost:
Service cost	Ps.	1,782,851	Ps.	13,693,537	Ps.	15,476,388	Ps.	15,573,496	Ps.	13,389,101
Financial cost		1,691,923		52,042,518		53,734,441		49,042,461		43,133,700
Return on plan assets		—		(933,360)		(933,360)		(26,007)		(51,860)
Net actuarial gain		7,961,507		2,034,043		9,995,550		—		—
Amortization of prior services cost and plan amendments		46,934		5,068,576		5,115,510		5,161,284		5,110,393
Variances in assumptions and experience adjustments		—		—		—		(33,942)		(2,459,962)
Amortization of transition liability		138,675		27,337,017		27,475,692		12,540,701		12,472,181
Compensation increase		518,657		1,260,799		1,779,456		—		—
Inflation adjustment		—		—		—		3,048,862		2,899,795

Net periodic cost	Ps.	12,140,547	Ps.	100,503,130	Ps.	112,643,677	Ps.	85,306,855	Ps.	74,493,348

               The actuarial present value of benefit obligations is as follows:

	Termination		Retirement
	benefits		benefits		Total		Total
	2008		2008		2008		2007
Vested benefit obligation value:
Vested benefit obligation acquired	Ps.	19,973,037	Ps.	427,908,459	Ps.	447,881,496	Ps.	206,364,293

Vested benefit obligation		—		—		—		357,768,687

Accumulated defined benefit obligations (OBD)		20,158,345		619,642,382		639,800,727		667,881,942
Plan assets at fair value		—		(5,761,615)		(5,761,615)		(7,664,407)

Defined benefit obligations (OBD) fund excess		20,158,345		613,880,767		634,039,112		660,217,535
Prior services not recognized
Plan amendments		(185,455)		(59,747,435)		(59,932,890)		(64,552,453)
Actuarial gain/(loss) and variances in assumptions		—		35,905,470		35,905,470		(53,453,305)
Transition asset (liability)		(536,889)		(109,348,066)		(109,884,955)		(137,778,879)
Compensation increase		—		(5,043,194)		(5,043,194)		—

Project liability—Net		19,436,001		475,647,542		495,083,543		404,432,898
Additional liability		—		—		—		123,768,374

Total liability recognized in the balance sheet	Ps.	19,436,001	Ps.	475,647,542	Ps.	495,083,543	Ps.	528,201,272

          PEMEX provides medical services directly through its own infrastructure. The effects of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services (“Medical Inflation”) are as follows:

	Termination		Retirement
Effect	2008		2008
Increase of one point in Medical Inflation
a) Labor cost of current services	Ps.	510,705	Ps.	2,798,567
b) Financial cost		341,316		10,403,186

c) Total	Ps.	852,021	Ps.	13,201,753

Variation		8.72%		27.0%

d) Defined benefit obligations (OBD)	Ps.	3,250,253	Ps.	95,782,246

Variation		8.73%		10.0%

Decrease of one point in Medical Inflation
a) Labor cost of current services	Ps.	433,224	Ps.	2,304,750

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

	Termination		Retirement
Effect	2008		2008
b) Financial cost		289,490		8,679,416

c) Total	Ps.	722,714	Ps.	10,984,166

Variation		(7.78%)		(6.00%)

d) Defined benefit obligations (OBD)	Ps.	2,756,368	Ps.	79,880,493

Variation		(7.79%)		(8.0%)
               Significant assumptions used in determining the net periodic cost of plans are as follows:

	Termination	Retirement
	benefits	benefits	Total
	2008	2008	2007
Discount rate	8.75%	8.75%	8.42%
Rate of compensation increase (*)	5.00%	5.00%	4.52%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.42%
Employees’ average remaining labor life over which pending amortization items are amortized	10 years	10 years	11 years

(*)	Includes salary increase due to promotions.
               The Plan assets are included into two trusts, Fondo Laboral Pemex (“FOLAPE”) and Fideicomiso de Cobertura Laboral y de Vivienda (“FICOLAVI”), which are managed by BBVA Bancomer, S.A. and a Technical Committee, which is composed of personnel from Petróleos Mexicanos and the trusts.
               The weighted-average asset allocations of retirement benefits for seniority premiums, pensions and other benefits are as follows:

	Retirement
	benefits	Total
Type of investment	2008	2007
Governmental securities	49.0%	84.2%
Fixed rate securities	51.0%	15.8%

Total	100.0%	100.0%

NOTE 13—COMPREHENSIVE (LOSS) INCOME:
               Comprehensive (loss) income, presented in the consolidated statement of changes in equity, presents the overall result of PEMEX’s activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net (loss) income for the period—are recognized directly in equity:

	2008		2007		2006
Net (loss) income	Ps.	(112,076,444)	Ps.	(18,307,569)	Ps.	46,953,205
Surplus in restatement of equity		—		19,309,736		2,895
Derivative financial instruments		(1,268,722)		656,699		5,274,109
Accumulated conversion effect		7,333,266		(982,729)		1,658,556
Deferred income tax effect		(3,596)		(40)		2,244

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

	2008		2007		2006
Effect on equity from employee benefits		51,759,539		(3,432,792)		(18,871,922)
Others		—		—		710,094

Comprehensive (loss) income for the year	Ps.	(54,255,957)	Ps.	(2,756,695)	Ps.	35,729,181

NOTE 14—EQUITY:
               On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board of Directors.
               In December 1997, the Board and the Mexican Government agreed to a reduction in equity of the Certificates of Contribution “A” in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2008, the value of the Certificates of Contribution “A” was Ps. 10,222,463 (historical value of Ps. 10,216,145 plus an adjustment of Ps. 6,318,000).
               The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital. As a result, the Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A”	Ps.	10,222,463
Inflation restatement increase through December 31, 2007		86,735,530

Certificates of Contribution “A” in Mexican pesos of December 31, 2007 purchasing power	Ps.	96,957,993

               Until January 2007, as a condition of this capitalization, PEMEX paid a minimum guaranteed dividend to the Mexican Government equal to the debt service for the capitalized debt in December 1990. The minimum guaranteed dividend consisted of the payment of principal and interest on the same terms and conditions as those originally agreed upon with international creditors through 2006, at the exchange rates on the date that such payments are made. Such payments must be approved annually by the Board of Directors.
               This minimum guaranteed dividend was extended until 2007 by the CA-164/2007 agreement, and during 2007, Petróleos Mexicanos paid Ps. 4,270,225 to the Mexican Government in advance for the minimum guaranteed dividend. Through the CA-122/2008 agreement, the minimum guaranteed dividend was again extended, and in September 2008 was recognized in the comprehensive result. These payments are applied to the final amount that the Board of Directors approves as the total annual dividend, which usually occurs in the following fiscal year.
               During 2007, the Mexican Government assigned to Petróleos Mexicanos excess revenues in accordance with the Federal Law of Budget and Fiscal Accountability, article 19, fraction IV, clauses b) and c) in the amount of Ps. 13,938,000. As of December 31, 2007 Petróleos Mexicanos had received Ps. 11,131,800 that it capitalized in equity. The other

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
Ps. 2,806,200 was recognized as uncalled capital until it was received by Petróleos Mexicanos in February 2008. Additionally, Petróleos Mexicanos received Ps. 19,700 from the Fondo sobre Ingresos Excedentes (“FIEX”).
               During 2008, the Mexican Government made the payment mentioned above of Ps. 2,806,200, to Petróleos Mexicanos, which was capitalized in equity. Also during 2008, the Mexican Government made payments in the amount of Ps. 32,639,044 to Petróleos Mexicanos to fund infrastructure works, which were capitalized in equity. In addition, interest in the amount of Ps. 12,218 related to these payments by the Mexican Government was capitalized.
               In 2004, Petróleos Mexicanos signed an agency agreement (Funds for Specific Purposes—Trade Commission) with Banco Santader Serfin, S.A. as an agent in order to manage the funds transferred by the Mexican Government to Petróleos Mexicanos and Subsidiary Entities. According to the Ley de Ingresos de la Federación (“Federal Revenue Law”), these funds are to be utilized only for infrastructure works related to exploration, refining, gas and petrochemicals. Payments made by the Mexican Government that increase the equity of Petróleos Mexicanos and the Subsidiary Entities are deposited into the Fund for Specific Purposes—Trade Commission. As of December 31, 2008 and 2007, the balance of this account was Ps. 44,656,862 and Ps. 11,858,575, respectively (see Note 6).
               As of December 31, 2008 and 2007 the outstanding balances of the Trade Commission funds were as follows:

	2008		2007
Trade Commission FEIIP	Ps.	29,023,651	Ps.	9,435,548
Trade Commission FEX		15,179,213		1,703,274
Trade Commission AOI		44,316		118,684
Trade Commission FIEX		409,682		601,069

Total funds for specific purposes	Ps.	44,656,862	Ps.	11,858,575

NOTE 15—COMMITMENTS:
a.	PEMEX, through Pemex-Exploration and Production, is party to the following agreements with PMI CIM:

An evergreen contract to sell crude oil destined for sale on the international market; through this contract, PEMEX is required to sell to PMI CIM the volumes of crude oil that the latter needs to meet its commitments to its clients. The relative sale prices are fixed in accordance with those prevailing in the international market at the time of sale. PMI CIM’s hydrocarbons sales commitments to its clients are backed by PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts), in some cases with a minimum obligatory period (long-term contracts).
In October 1998, Pemex-Exploration and Production and PMI CIM entered into an evergreen contract for the purchase and sale of certain present and future accounts receivable generated by Pemex-Exploration and Production in connection with sales of Maya and Altamira crude oil by Pemex-Exploration and Production to PMI CIM, for sale in turn to certain clients in the United States of America, Canada and Aruba. As of December 31, 2008 and 2007, the sales of receivables realized by PMI CIM totaled Ps. 376,620,730 and Ps. 287,988,094, respectively.
b.	PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2008 and 2007, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 19,972,377 and Ps. 18,314,382, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen plant under the terms of the contract.
     Future estimated payments are as follows:

2009	Ps.	2,027,351
2010		2,081,131
2011		2,096,865
2012		2,130,883
2013		1,443,781
More than 5 years		10,192,366

Total	Ps.	19,972,377

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
c.	Between 2003 and 2008, PEMEX entered into Financed Public Work Contracts (“FPWCs”) (formerly known as Multiple Services Contracts, or “MSCs”). In connection with these contracts, the contractor, at its own cost, has to administer and support the execution of the works in connection with the FPWCs, which are classified into categories of development, infrastructure and maintenance. The estimated value of the FPWCs as of December 31, is as follows:

Date of contract	Block	2008	2007
February 9, 2004	Olmos	U.S.$343,574	U.S.$343,574
November 21, 2003	Cuervito	260,072	260,072
November 28, 2003	Misión	1,035,580	1,035,580
November 14, 2003	Reynosa-Monterrey	2,437,196	2,437,196
December 8, 2003	Fronterizo	264,977	264,977
December 9, 2004	Pandura-Anáhuac	900,392	900,392
March 23, 2005	Pirineo	645,295	645,295
April 3, 2007	Nejo	911,509	911,509
April 20, 2007	Monclava	433,501	433,501
May 12, 2008	Burgos VII	1,153,551	—

Total		U.S.$8,385,647	U.S.$7,232,096

As of December 31, 2008 and 2007, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, at an estimated total amount of Ps. 483,256,449 and Ps. 306,084,424, respectively.
NOTE 16—CONTINGENCIES:
               In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are mentioned below.
(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2008 and 2007, the reserve for environmental remediation expenses totaled Ps. 1,751,453 and Ps. 2,093,440, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
(b)	As of December 31, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial arbitrations and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 41,321,410. As of December 31, 2008, PEMEX had accrued a reserve of Ps. 11,033,033 for these contingent liabilities.

(c)	In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm’s-length transactions.
     The current status of the principal lawsuits in which PEMEX is involved is as follows:
I.	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A hearing to determine the amount of liability is still pending.

II.	In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. A final hearing was held on November 18, 2008. A final judgment is still pending.

III.	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292,043 and Ps. 37,537. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On February 13, 2009, the ICA notified the parties that it would not issue a final award until May 31, 2009.

IV.	In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. On December 3, 2008, Pemex-Exploration and Production and COMMISA executed a settlement agreement to settle any claim related to project No. IPC-28. In connection with the settlement, Pemex-Exploration and Production paid Ps. 1,213.9 million to COMMISA, and the case has therefore concluded.
V.	On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008, a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008 the final judgment was confirmed. The parties filed amparos against this resolution. Pemex-Refining filed an amparo because the judgment did not require the plaintiff to pay expenses and court fees. A final resolution is still pending.

VI.	On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal, which was accepted on May 20, 2008 before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo, which was granted in its favor, stating that the First Court does not have jurisdiction to resolve this motion.

VII.	On October 31, 2007, another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (No. 295/2007) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008 a final hearing was held. A final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
VIII.	On August 16, 2006 two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against Petróleos Mexicanos and Pemex-Exploration and Production for the alleged violation of their constitutional rights as a result of the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and seeking a modification of the Regulatory Law. As of the date of this report, a constitutional hearing is still pending. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending.

IX.	In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 12, 2009, the court of arbitration ordered that the parties report on the results of their negotiations to resolve the claim no later than March 9, 2009. If an agreement were not reached among the parties by that time, the court would schedule a witnesses hearing.

X.	As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth. Legislature related to the FPWC remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Mexican Constitution. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted for consideration. On June 2, 2008, Pemex-Exploration and Production responded to the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XI.	On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
approximately Ps. 1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the trial is in evidentiary stages, with an expert’s opinion on environmental damages pending. A final hearing is still pending.
XII.	In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles, and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes’ rights to sell lubricants. On December 9, 2008 a constitutional hearing was held. A final judgment is still pending.

•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the State of Jalisco to compel Impulsora to convene a general shareholders’ meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was reversed. A motion to declare this judgment null and void was filed by Pemex-Refining. A final resolution is still pending.

•	On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Office of the Federal Attorney

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of this report, the matter is still under investigation. A report on the results of an accounting investigation by Pemex-Refining’s experts, made at the request of the Federal Public Ministry, is pending.
•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise an option to repurchase the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. The trial is currently in the evidentiary stage. On September 23, 2008, Pemex-Refining filed an expert’s opinion related to accounting issues. An expert’s opinion from the defendant is still pending.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008), against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney. Mexicana de Lubricantes filed a complaint against this resolution. A final resolution is still pending.

•	In addition, there is an administrative proceeding before the Comisión Federal de Competencia (Federal Competition Commission) under which several claims have been filed. On July, 2003, the Federal Competition Commission

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
issued a resolution (No. 10-62-97) (the “Resolution”) prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wage units per day until such agreements were brought into compliance.
•	On January 15, 2008, the Federal Competition Commission requested that Pemex-Refining provide evidence of its compliance with the Resolution. Pemex-Refining argued that it was not able to comply with the Resolution due to a suspension granted to Bardahl in a separate amparo hearing. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. On January 10, 2008, Pemex-Refining filed an amparo before the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District (No. 46/2008 VI). On May 6, 2008, the Sixth Administrative District Court granted an amparo to Pemex-Refining and ordered a definitive suspension of the Federal Competition Commission’s Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed a motion as an injured third party. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, the amparo was granted in favor of Pemex-Refining, declaring unconstitutional the Resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed a revised motion against this resolution. A final resolution is still pending.
               The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.
NOTE 17—HYDROCARBONS RESERVES (UNAUDITED):
               Under the Mexican Constitution and the Law of Petróleos Mexicanos, all oil and other hydrocarbons reserves are the property of the Mexican Nation and PEMEX is entrusted with the exclusive rights to extract and exploit Mexico’s petroleum reserves. However, because such reserves are not PEMEX’s property, they are not recorded on its books. Beginning in 1997, PEMEX reformed its procedures for calculating such reserves in accordance with the regulations of the United States Securities and Exchange Commission, as established in Rule 4-10(a) of

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
Regulation S-X of the United States Securities Act of 1934 (“Rule 4-10(a)”). Based on technical studies performed internally in accordance with Rule 4-10(a), the estimated crude oil and gas reserves of Mexico totaled 14.3 billion of barrels of crude oil equivalent as of December 31, 2008 and 14.7 billion barrels of crude oil equivalent as of December 31, 2007. These calculated reserves may be revised upward based on adjustment by reviewing engineers, extensions and discoveries and developments, and revised downward based on production for the year. Estimates of such reserves may vary from one analyst to another. In addition, the results of drilling, testing and production performed subsequent to the date of an estimate are used in conducting future reviews of these reserves.
NOTE 18—SEGMENT FINANCIAL INFORMATION:
               PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.
               The primary sources of revenue for the segments are as described below:
•	Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil, through PMI Group, to international markets. Export sales are made through PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

•	Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining’s sales are to third parties and occur within the domestic market. The entity supplies the Comisión Federal de Electricidad (“CFE”) with a significant portion of its fuel oil production. Pemex-Refining’s most important products are different types of gasoline.

•	Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

•	Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals’ revenues come from methane derivatives, ethane derivatives and aromatics and derivatives.
               In making performance analyses for the entities, PEMEX’s management focuses on sales volumes and gross revenues as primary performance indicators.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
               Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.
               Following is the condensed financial information of these segments:

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment
	Production		Refining		Petrochemicals		Petrochemicals		Companies		Eliminations		Total
Year ended December 31, 2008
Sales -
Trade	Ps.	—	Ps.	487,070,405	Ps.	167,107,867	Ps.	25,575,854	Ps.	644,418,238	Ps.	—	Ps.	1,324,172,364
Intersegment		1,137,807,483		56,992,301		104,027,712		54,481,528		330,042,792		(1,683,351,816)		—
Services income		—		3,485,588		—		—		2,375,188		(1,083,188)		4,777,588
Total net sales		1,137,807,483		547,548,294		271,135,579		80,057,382		976,836,218		(1,684,435,004)		1,328,949,952
Gross income		902,305,112		(236,863,752)		13,004,111		(8,722,223)		42,447,800		(37,253,555)		674,917,493
Operating income (loss)		871,180,460		(280,318,220)		(259,550)		(19,336,132)		(143,856)		(11,253)		571,111,449
Comprehensive financing cost		(87,731,727)		(25,488,043)		3,199,974		624,199		4,032,478		(2,148,597)		(107,511,716)
Net income (loss)		23,473,089		(119,474,506)		2,263,955		(18,670,810)		(110,724,131)		111,055,959		(112,076,444)
Depreciation and amortization		74,475,554		9,978,606		3,688,137		1,093,894		604,304		—		89,840,495
Labor cost reserve		38,146,689		37,599,695		9,850,665		9,111,632		17,934,996		—		112,643,677
Taxes and duties		761,683,140		5,348,879		1,771,024		274,084		2,624,677		—		771,701,804
Acquisition of fixed assets		113,321,706		24,155,484		5,405,305		3,507,099		2,922,006		—		149,311,600
Total assets		1,402,388,519		380,061,362		143,791,980		78,498,657		3,059,645,158		(3,827,548,272)		1,236,837,404
Current assets		779,192,962		206,142,588		98,032,197		61,787,281		559,007,033		(1,339,870,254)		364,291,807
Investments in shares		402,563		157,094		1,667,006		—		735,301,521		(726,351,000)		11,177,184
Properties, plant and equipment		606,668,876		171,844,781		43,831,789		16,547,828		6,168,731		—		845,062,005
Current liabilities		94,754,683		158,066,528		39,420,210		7,719,939		1,126,494,021		(1,250,490,795)		175,964,586
Reserve for employee benefits		172,980,782		168,326,666		41,601,685		45,590,405		66,584,005		—		495,083,543
Total liability		1,144,606,751		395,713,962		96,035,525		54,480,917		3,001,023,014		(3,481,908,198)		1,209,951,970
Equity		257,781,768		(15,652,600)		47,756,455		24,017,740		58,622,145		(345,640,074)		26,885,434

Year ended December 31, 2007
Sales -
Trade		—		430,382,930		139,963,302		21,701,729		542,926,858		—		1,134,974,819
Intersegment		912,295,482		42,229,528		82,940,711		35,942,074		247,993,773		(1,321,401,568)		—
Services income		—		3,221,190		—		—		1,880,032		(819,423)		4,281,799
Total net sales		912,295,482		475,833,648		222,904,013		57,643,803		792,800,663		(1,322,220,991)		1,139,256,618
Gross income		740,811,644		(77,803,300)		15,816,747		(6,559,693)		41,180,126		(34,854,648)		678,590,876
Operating income (loss)		707,401,828		(111,085,600)		7,335,910		(14,115,424)		5,850,048		(1,734,890)		593,651,872
Comprehensive financing cost		(25,561,647)		(5,764,552)		1,071,281		(1,181,167)		10,097,224		1,292,274		(20,046,587)
Net income (loss)		19,966,387		(45,653,619)		4,958,173		(16,085,945)		(11,473,248)		29,980,683		(18,307,569)
Depreciation and amortization		57,262,960		10,159,674		3,437,370		1,091,848		639,866		—		72,591,718
Labor cost reserve		29,124,816		28,579,131		6,491,464		8,215,002		12,896,453		—		85,306,866
Taxes and duties		663,549,438		3,846,738		5,537,391		257,203		4,064,958		—		677,255,728
Acquisition of fixed assets		99,252,970		22,912,301		5,871,320		998,725		324,582		—		129,359,898
Total assets		1,237,968,402		417,393,499		133,970,702		79,872,062		2,331,376,672		(2,870,300,731)		1,330,280,606
Current assets		630,760,334		229,536,695		85,311,492		58,650,943		495,164,854		(1,070,863,531)		428,560,787
Investments in shares		342,538		157,094		1,095,666		—		612,696,004		(581,227,948)		33,063,354
Properties, plant and equipment		565,433,958		162,585,821		42,005,574		15,569,956		8,250,144		—		793,845,453
Current liabilities		191,867,210		148,709,748		33,463,623		8,896,698		929,478,616		(1,022,952,043)		289,463,852
Reserve for employee benefits		180,931,471		178,386,606		40,791,915		49,058,100		79,033,180		—		528,201,272
Total liability		998,713,758		377,308,387		85,452,634		59,275,500		2,262,119,197		(2,502,496,731)		1,280,372,745
Equity		239,254,644		40,085,112		48,518,068		20,596,562		69,257,475		(367,804,000)		49,907,861

Year ended December 31, 2006
Sales -
Trade		—		406,963,236		138,687,862		21,638,776		535,144,047		—		1,102,433,921
Intersegment		890,012,141		46,242,429		83,058,212		9,654,394		171,981,054		(1,200,948,230)		—
Services income		—		2,590,835		—		—		1,707,386		(631,439)		3,666,782
Total net sales		890,012,141		455,796,500		221,746,074		31,293,170		708,832,487		(1,201,579,669)		1,106,100,703
Gross income		718,463,139		(49,603,049)		18,030,329		(4,925,440)		31,717,998		(25,840,484)		687,842,493
Operating income (loss)		690,607,335		(80,319,596)		10,720,768		(11,854,541)		(1,720,065)		(565,837)		606,868,064

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))

					Corporate and
	Exploration and		Gas and Basic		Subsidiary	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Companies	Eliminations	Total
Comprehensive financing cost	(24,174,018)	(9,026,219)	1,134,603	(4,173,330)	12,659,001	(266,662)	(23,846,625)
Net income (loss)	75,888,386	(35,325,390)	6,311,661	(18,029,704)	54,656,089	(36,547,837)	46,953,205
Depreciation and amortization	51,819,623	8,723,393	3,529,726	902,845	696,602	—	65,672,189
Labor cost reserve	25,562,500	24,775,200	5,637,100	6,972,400	11,546,149	—	74,493,349
Taxes and duties	591,866,238	3,165,413	4,703,707	394,529	4,634,622	—	604,764,509
NOTE 19—FISCAL REGIME:
               On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and Subsidiaries Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. This regime was modified on October 1, 2007 and again on November 13, 2008.
               Under this new fiscal regime, PEMEX’s contributions remain established by the Ley Federal de Derechos (“Federal Duties Law”) and the Ley de Ingresos de la Federación (“Federal Income Law”). The fiscal regime for PEMEX contemplates the following duties:
               a. The Ordinary Hydrocarbons Duty — In 2007, the applicable rate of this duty was 78.76%, based on the annual average price per barrel of Mexican crude oil exports. In 2008, the rate was 74.00%. In 2009, 2010 and 2011, the applicable rates will be 73.50%, 73.00% and 72.50%, respectively. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas during the year minus certain permitted deductions, and may not exceed the cost limit established in article 254 of the Federal Duties Law. During 2008, Pemex-Exploration and Production made daily and weekly advance payments to the account of this duty, as established in article 7, paragraphs I and VII of the Federal Income Law. These amounts were Ps. 175,359,039 and Ps. 183,755,212 respectively., totaling Ps. 359,114,251, which was credited to the monthly payment of this duty. During 2007, PEMEX made daily and weekly advance payments to the account of this duty in the amounts of Ps. 231,326,765 and Ps. 233,511,083, respectively, totaling Ps. 464,837,848, which was credited to the annual payment of the duty.
               b. Hydrocarbon Duty for the Oil Revenues Stabilization Fund — Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average crude oil export price exceeds U.S.$22.00. The applicable rate will be between 1% and 10% depending on the weighted average price of crude oil exports, with the maximum rate applying when the price exceeds U.S. $30.00 per barrel. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.
               c. Extraordinary Duty on Crude Oil Exports — This duty was applied at a rate of 13.1% on the difference between the value realized for crude oil exports and the budgeted crude oil price of U.S. $49.00, times the annual export volume. This duty is credited against the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. The income from this duty is directed to the states of Mexico via the Income of the Federative Entities Stabilization Fund.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
               d. Duty for the Fund for Scientific and Technological Research on Energy — This duty was applied at a rate of 0.15% to the value of the extracted production of crude oil and natural gas for the year. The collection from this tax are directed as follows:
•	55% for the Sectorial Fund CONACYT —of the Ministry of Energy for Hydrocarbons;

•	35% for the Scientific Research and Technological Development Fund of the Instituto Mexicano del Petróleo (Mexican Petroleum Institute, or “IMP”); and

•	10% for the Sectorial Fund CONACYT of the Ministry of Energy for Energy Sustainability.
               e. Duty for Fiscal Monitoring of Oil Activities — This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are designated for the Auditoria Superior de la Federación (“Supreme Federal Audit”) in accordance with the Federal Expenditure Budget.
               f. Additional Duty — During 2007 actual crude oil production was lower than the target established by the Mexican Congress. Actual crude oil production was 1,124,835,000 barrels, an amount less than the target production of 1,259,980,000 barrels. This duty was repealed for 2008.
               g. Sole Hydrocarbons Duty — This duty is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. The rate fluctuates between 37% and 57%, depending on the weighted average Mexican crude oil export price.
               h. Extraction of Hydrocarbons Duty — Effective November 14, 2008, this duty is applied to the value of the crude oil and natural gas extracted from the fields in Paleocanal of Chicontepec and in deep waters, at a floating rate between 10% and 20%, depending on the weighted average price per barrel of Mexican crude oil exports. Collections of this duty are transferred to the Oil Revenues Stabilization Fund.
               i. Special Hydrocarbon Duty for fields in Paleocanal of Chicontepec (“Paleocanal de Chicontepec Duty”) - Effective November 14, 2008, this duty is applied at a rate of 71.5% to the value of the crude oil and natural gas extracted from the fields in Paleocanal of Chicontepec, less certain deductions, which may not exceed the cost limit established in article 257 of the Federal Duties Law.
               j. Special duty on Hydrocarbons for fields in deep waters - Effective November 14, 2008 this duty is applied to the value of the crude oil and natural gas extracted from the fields in deep waters, less certain deductions, which may not exceed the cost limit established in article

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
257 of the Federal Duties Law. The applicable rate will be between 60% and 71.5%, depending on the weighted average price per barrel of Mexican crude oil exports.
               k. Special Tax on Production and Services (“IEPS”) — In accordance with the regulations in effect, PEMEX is subject to the IEPS, which applies to the import and sale of gasoline and diesel. The IEPS is paid to SHCP monthly, after deducting the daily advance payments. The rates applicable to this tax depend on factors such as the type of product, price of reference, the region where one sells, additional freight and applicable commissions.
               In 2008 and 2007, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS tax to be negative. Effective January 1, 2006, the Federal Revenue Law was amended, allowing to PEMEX to credit the negative IEPS against other taxes and payments to which PEMEX is also subject. As a result of this credit, PEMEX recognized in 2008 and 2007 revenue of approximately Ps. 194,575,700 and Ps. 72,137,000, respectively.
               l. Hydrocarbon Income Tax (“IRP”) — This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate on the excess of the total revenues minus the authorized deductions pursuant to the specific rules expressed by the SHCP.
               For the years ended December 31, 2008, 2007 and 2006, PEMEX generated an IRP as follows:

	2008		2007		2006
Current IRP	Ps.	1,453,626	Ps.	4,070,364	Ps.	3,705,184
Deferred IRP		129,284		1,867,292		1,031,619

		1,582,910		5,937,656		4,736,803

Inflation effect		—		92,711		178,056

Total IRP	Ps.	1,582,910	Ps.	6,030,367	Ps.	4,914,859

               During 2008, Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production made daily and weekly payments of Ps. 1,185,590, as determined by the SHCP, which were then raised to Ps. 1,399,383 and Ps. 1,413,548, respectively, for a total of Ps. 2,812,931 credited to the annual payment of the IRP. During 2007, the daily and weekly payments determined by the SHCP were Ps. 1,209,610 and Ps. 1,232,886, respectively, for a total of Ps. 2,442,496 credited to the annual payment.
               This tax will be declared through a tax form filed with the Federal Treasury no later than the last business day of March 2009, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.
               Petróleos Mexicanos will comply for its own account and for the account of the Subsidiary Entities with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos will be solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Federal Government.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
               The principal concepts generating the deferred IRP are the following:

	2008		2007
Deferred asset IRP:
Advance from customers	Ps.	482,417	Ps.	491,424
Provision for insurance		106,224		94,892
Provision for contingencies		31,043		19,918
Environmental reserve		32,259		63,508
Allowance for doubtful accounts		10,601		8,899

		662,544		678,641

Deferred liability IRP:
Advance insurance		(6,532)		(2,692)
Properties, plant and equipment		(5,661,935)		(5,552,588)

		(5,668,467)		(5,555,280)

Long term liability	Ps.	(5,005,923)	Ps.	(4,876,639)

               The reconciliation of the legal rate of the IRP and the effective rate, expressed as a percentage of income before the IRP, is as follows:

	2008	2007
Legal rate	30.00%	30.00%

Minus:
Inflation effect	(18.69)	11.67
Profit sharing in subsidiaries	(10.38)	(4.35)
Others	28.12	(4.12)

Effective rate	29.05%	33.20%

               m. Value Added Tax (“VAT”) — For purposes of determining the VAT, PEMEX follows the criterion for excluding only interest paid to institutions of credit and credit unions in accordance with fraction V of article 15 of the Regulations to the Value Added Tax Law.
               For purposes of the VAT, the provisional monthly payments are determined in the cash flow, in accordance with the regulations of the Value Added Tax Law.
               n. Income Tax- Certain Subsidiary Companies are subject to the Income Tax Law and to the Flat Rate Business Tax (IETU), and are therefore required to pay the greater of their IETU or Income Tax.
               For the years ended December 31, 2008, 2007 and 2006, the Subsidiary Companies incurred the following income tax:

	2008		2007		2006
Current income tax	Ps.	2,540,703	Ps.	3,253,655	Ps.	4,771,281
Deferred income tax		56,246		(27,414)		(166,237)

	Ps.	2,596,949	Ps.	3,226,241	Ps.	4,605,044

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
               The principal concepts generating the Deferred Income Taxes are the following:

	2008		2007
Deferred asset income taxes:
Advance from customers	Ps.	6,612	Ps.	—

		55,250		—

Losses of prior years		—		653

Total deferred asset income tax		61,862		653

Deferred liability income taxes:		—		—
Advance payments		(7,635)		—
Gain unrealizable from financial transactions		(82,709)		—
Properties, plant and equipment		(2,006,141)		(1,535,911)

Total deferred liability income tax		(2,096,485)		(1,535,911)

Long term liability	Ps.	(2,034,623)	Ps.	(1,535,258)

NOTE 20—NEW ACCOUNTING PRONOUNCEMENTS
               The CINIF has issued the following FRS, effective for fiscal years beginning after December 31, 2008. Early application is not permitted.
(a)	FRS B-7 “Business acquisitions"— FRS B-7 supersedes the previous Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, emphasizing that all business acquisitions should be accounted for using the purchase method.

Management estimates that the initial effects of this new FRS will not be material.

(b)	FRS B-8 “Consolidated and combined financial statements” — FRS B-8 supersedes the previous Bulletin C-8 “Consolidated and combined financial statements and valuation of permanent investments in shares” and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. The principal changes under this FRS include:
(i.)	The obligation to consolidate special purpose entities (“SPEs”) when these are controlled by the parent.

(ii.)	The possibility, under certain rules, of presenting unconsolidated financial statements when the parent is, in turn, a subsidiary with no minority interest or when the minority stockholders do not object to the fact that consolidated financial statements are not issued.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
(iii.)	Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of control.

Additionally, regulations relating to the valuation of permanent investments have been transferred to a different bulletin.

Management estimates that the initial effects of this new FRS will be immaterial.
(c)	FRS C-7 “Investments in affiliates and other permanent investments” — FRS C-7 sets forth the rules to account for investments in affiliates, as well as other permanent investments where there is no control, joint control or significant influence. The principal changes with respect to the former standards include the following:
(i)	The equity method of accounting is required for SPEs where significant influence is exercised.

(ii)	Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity as parent and that may change its involvement in decision making at the time of assessing the existence of significant influence.

(iii)	A specific procedure and a limit for recognizing the affiliated entity’s losses are provided.
Management estimates that the initial effects of this new FRS will not be material.
(d)	FRS C-8 “Intangible assets” — FRS C-8 supersedes the previous Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets acquired individually, either through the acquisition of a business or arising internally during the normal course of the entity’s operations. The principal changes under this FRS include:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Figures stated in thousands of Mexican pesos (Note 3(x)))
(i)	The definition of intangible assets is narrowed to establish that separability is not the only condition for the intangible asset to be identifiable.

(ii)	Subsequent outlays for research and development projects in progress should be expensed as earned if they are part of the research phase, or as an intangible asset if they meet the criteria to be recognized as such.

(iii)	Greater detail is provided regarding accounting treatment of the exchange of an asset, in accordance with the provisions of international standards and other FRS.

(iv)	The presumption that an intangible asset may not have a useful life exceeding twenty years is eliminated.
Management estimates that the initial effects of this new FRS will not be material.
NOTE 21—SUBSEQUENT EVENTS:
                      On April 17, 2009, the weighted average price of the crude oil exported by PEMEX was U.S. $47.58 per barrel; this price increased by approximately 39.02% as compared to the average price as of December 31, 2008, which was U.S. $34.22 per barrel.
                      On April 17, 2009, the exchange rate was Ps. 13.0511 per dollar, which represents a 3.60% depreciation in dollar terms as compared to the exchange rate as of December 31, 2008, which was Ps. 13.5383 per dollar.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008 AND
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009
AND DECEMBER 31, 2008 AND
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
	(unaudited)		(audited)
Current assets:
Cash and cash equivalents (note 5)	Ps.	143,049,198	Ps.	114,224,395
Accounts, notes receivable and other net (note 6)		192,189,930		184,595,835
Inventories, net (note 7)		68,406,931		65,471,577

Total current assets		403,646,059		364,291,807
Investments in shares of non-consolidated subsidiaries, affiliates and others		11,604,349		11,177,184
Property, plant and equipment, net (note 8)		876,377,816		845,062,005
Other assets		12,326,317		16,306,408

Total assets	Ps.	1,303,954,541	Ps.	1,236,837,404

Current liabilities:
Current portion of long-term debt (note 9)	Ps.	79,127,196	Ps.	91,223,879
Suppliers		38,919,758		35,381,771
Other accounts payable		46,984,593		32,686,425
Taxes payable		19,893,943		16,672,511

Total current liabilities		184,925,490		175,964,586

Long-term liabilities:
Long-term debt (note 9)		551,278,922		495,486,625
Reserve for employee benefits		508,859,232		495,083,543
Reserve for sundry creditors and others		42,071,657		36,377,238
Deferred taxes		7,188,248		7,039,978

Total long-term liabilities		1,109,398,059		1,033,987,384

Total liabilities		1,294,323,549		1,209,951,970

Equity:
Certificates of Contribution “A”		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		195,010,601		179,915,091
Equity		4,145,915		3,546,159
Legal reserve		1,022,958		987,535
Donation surplus		600,489		884,462
Other comprehensive income		730,544		6,434,173
Accumulated losses:
From prior years		(261,839,979)		(149,763,535)
Net loss for the three-month period ended March 31, 2009 and year ended December 31, 2008		(26,997,529)		(112,076,444)

Total equity		9,630,992		26,885,434

Commitments and contingencies (notes 11 and 12)		—		—

Subsequent events (note 14)		—		—

Total liabilities and equity	Ps.	1,303,954,541	Ps.	1,236,837,404

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
	(unaudited)		(unaudited)
Net sales:
Domestic	Ps.	132,982,540	Ps.	163,482,970
Export		92,019,253		157,695,119
Services income		1,389,983		285,202

Total revenues		226,391,776		321,463,291

Cost of sales		110,945,736		123,581,981

Gross income		115,446,040		197,881,310

General expenses:
Transportation and distribution expenses		7,284,683		7,808,633
Administrative expenses		14,938,741		19,897,258

Total general expenses		22,223,424		27,705,891

Operating income		93,222,616		170,175,419

Other (expenses) revenues, net		(2,883,103)		35,873,108

Comprehensive financing result, net		(20,270,751)		(894,605)

Profit sharing in non-consolidated subsidiaries, affiliates, and others		(169,496)		(259,481)

Income before taxes and duties		69,899,266		204,894,441

Taxes and duties		96,896,795		201,641,692

Net (loss) income for the period	Ps.	(26,997,529)	Ps.	3,252,749

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
	(unaudited)		(unaudited)
Operating activities
Net income before taxes and duties	Ps.	77,831,199	Ps.	204,894,441
Items without effect on cash:
Net periodic cost of employee benefits		24,092,555		32,145,018
Activities related to investing activities:
Depreciation and amortization		23,288,609		20,917,100
Profit sharing in non-consolidated subsidiaries, affiliates and others		169,496		259,481
Loss on disposal of fixed assets		627,192		29,444
Conversion effect		(2,634,104)		(1,173,213)
Activities related to financing activities:
Deferred income taxes		—		91,904
Foreign exchange loss		(4,319,310)		(1,664,597)
Accrued interest		1,248,638		1,594,156

		120,304,275		257,093,734

Funds generated (used) in operating activities
Financial instruments/derivatives		8,518,067		1,374,075
Accounts, notes receivable and others, net		(10,442,826)		(6,118,009)
Inventories		(2,935,354)		(5,926,989)
Other assets		3,980,090		(255,905)
Suppliers		3,537,987		(8,653,958)
Other accounts payable		6,194,487		(15,966,126)
Taxes payable		(101,607,296)		(265,110,373)
Reserve for sundry creditors and others		5,694,419		22,158,858
Contributions and payments for employee benefits		(10,316,866)		(10,956,403)
Deferred income taxes		148,270		(23,879)

Net cash flow from operating activities		23,075,253		(32,384,975)

Investing activities:
Investments in non-consolidated subsidiaries and affiliates		(596,661)		1,858,000
Acquisitions of fixed assets		(55,515,584)		(29,075,180)

Net cash flow from investing activities		(56,112,245)		(27,217,180)

Cash flow to be obtained from financing activities		(33,036,992)		(59,602,155)

Financing activities:
Proceeds from new long-term financing		47,863,475		44,070,330
Financing payments		(1,097,190)		(40,686,428)
Others		—		592,069
Increase in equity of Subsidiary Entities		15,095,510		2,806,660

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 and 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
	(unaudited)		(unaudited)
Net cash flows from financing activities		61,861,795		6,782,631

Net increase (decrease) in cash and cash equivalents		28,824,803		(52,819,524)
Cash and cash equivalents at the beginning of the period		114,224,395		170,997,240

Cash and cash equivalents at the end of the three-month periods ended March 31, 2009 and 2008	Ps.	143,049,198	Ps.	118,177,716

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
1 Approval
On April 30, 2009, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.
2 Basis of presentation
The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of and for the three-month periods ended March 31, 2009 and 2008, are unaudited, while the balance sheet as of December 31, 2008 is audited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.
The interim results are not necessarily indicative of results for the entire year.
References in these financial statements and related notes to “pesos” or “Ps.” refer to Mexican pesos and “dollars” or “U.S.$” refers to dollars of the United States of America.
For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards (“FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2008.
3 Significant accounting policies
The accompanying condensed consolidated financial statements have been prepared in accordance with the FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (“CINIF”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
4 Foreign currency position
As of March 31, 2009 and December 31, 2008, the condensed consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)
			Net	Period-end
			(liability)/asset	exchange
	Assets	Liabilities	position	rate	Amounts in pesos
As of March 31, 2009:

U.S. dollars	17,419,278	(38,363,325)	(20,944,047)	14.1517	Ps.	(296,393,870)

Japanese yen	4,890	(240,134,211)	(240,129,321)	0.1428		(34,288,066)
Pounds sterling	409,640	(256,816)	152,824	20.2454		3,093,986
Euros	25,606	(3,218,407)	(3,192,801)	18.7666		(59,917,923)
Canadian dollar	79	(4,596)	(4,517)	11.0463		(49,896)

Net liability foreign currency position before foreign currency hedging					Ps.	(387,555,769)

	Amounts in foreign currency (Thousands)
			Net	Period-end
			(liability)/asset	exchange
	Assets	Liabilities	position	rate	Amounts in pesos
As of December 31, 2008:
U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	Ps.	(271,646,192)

Japanese yen	3,029,369	(246,581,546)	(243,552,177)	0.1501		(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304		(7,831,319)
Euros	23,055	(3,244,916)	(3,221,861)	19.1432		(61,676,729)
Swedish crowns		(12,931)	(12,931)	1.7413		(22,517)
Canadian dollars	79	—	79	11.0463		873

Net liability foreign currency position before foreign currency hedging					Ps.	(377,733,066)

5 Cash and cash equivalents
As of March 31, 2009 and December 31, 2008, cash and cash equivalents are as follows:

	As of March 31,		As of December 31,
	2009		2008
Cash in banks	Ps.	87,277,418	Ps.	60,704,660
Other highly liquid instruments		55,771,780		53,519,735

	Ps.	143,049,198	Ps.	114,224,395

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
6 Accounts, notes receivable and other, net
As of March 31, 2009 and December 31, 2008, the accounts receivable are as follows:

	As of March 31,		As of December 31,
	2009		2008
Trade-domestic	Ps.	43,382,818	Ps.	37,036,622
Trade-foreign		13,385,815		5,881,394
Negative IEPS credit		5,154		6,816,821
Employees and officers		4,091,032		4,067,658
Specific funds		44,721,595		44,656,862
Advance payments of taxes		29,349,857		41,206,169
Derivative financial instruments		19,347,165		22,285,896
Other accounts receivable		39,323,420		24,382,512
Less:
Allowance for doubtful accounts		(1,416,926)		(1,738,099)

Total	Ps.	192,189,930	Ps.	184,595,835

7 Inventories
As of March 31, 2009 and December 31, 2008, inventories are as follows:

	As of March 31,		As of December 31,
	2009		2008
Crude oil, refined products, derivatives and petrochemical products	Ps.	56,253,248	Ps.	60,366,216
Materials and supplies in stock		5,846,342		6,765,361
Materials and products in transit		7,732,689		136,458
Less:
Allowance for slow-moving and obsolete inventory		(1,425,348)		(1,796,458)

Total	Ps.	68,406,931	Ps.	65,471,577

8 Property, plant and equipment
As of March 31, 2009 and December 31, 2008, the balances of property, plant and equipment, net of accumulated depreciation and amortization, are as follows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))

	2009		2008
Buildings	Ps.	53,733,524	Ps.	51,611,161
Wells		587,103,734		568,274,197
Plants		399,225,187		399,769,820
Drilling equipment		23,679,770		23,370,046
Furniture and equipment		37,475,700		37,387,996
Transportation equipment		17,771,800		17,771,354
Offshore platforms		174,939,129		169,308,888
Pipelines		286,739,923		296,436,602

		1,580,668,767		1,563,930,064
Accumulated depreciation and amortization		(868,505,640)		(843,858,575)

		712,163,127		720,071,489
Land		39,095,406		39,144,853
Fixed assets to be disposed of		722,316		697,640
Construction in progress		124,396,967		85,148,023

Total	Ps.	876,377,816	Ps.	845,062,005

The depreciation of fixed assets and amortization of wells at March 31, 2009 and December 31, 2008 recognized in cost and operating expenses was Ps. 23,288,609 and Ps. 89,840,495, respectively.
9 Long-term debt
In the period from January 1 to March 31, 2009, the significant financing activities of Petróleos Mexicanos were as follows:
On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under its revolving syndicated credit line established on September 7, 2007. This credit line can be used by either Petróleos Mexicanos or the Master Trust. All drawdowns by the Master Trust are guaranteed by Petróleos Mexicanos, and drawdowns by either borrower are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.
On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C.
On March 26, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 2,500,000 and bearing interest at a floating rate; the loan matures in March 2010.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
10 Comprehensive loss
The comprehensive loss as of and for the three-month period ended March 31, 2009 and as of and for the year ended December 31, 2008 is set forth below:

	2009		2008
Net loss for the three-month period and year end	Ps.	(26,997,529)	Ps.	(112,076,444)
Derivative financial instruments		(2,434,346)		(1,268,722)
Accumulated conversion effect		(3,269,283)		7,333,266
Deferred income tax effect		—		(3,596)
Labor reserve effect		—		51,759,539

Comprehensive loss as of the end of the period and year	Ps.	(32,701,158)	Ps.	(54,255,957)

11 Commitments
PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of March 31, 2009 and December 31, 2008, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 20,347,493 and Ps. 19,972,377, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant under the terms of the contract.
The estimated future payments are as follows:

	As of March 31,		As of December
	2009		31, 2008
2009	Ps.	1,589,405	Ps.	2,027,351
2010		2,175,424		2,081,131
2011		2,191,871		2,096,865
2012		2,227,430		2,130,883
2013		1,509,197		1,443,781
Over 5 years		10,654,166		10,192,366

Total	Ps.	20,347,493	Ps.	19,972,377

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. As of March 31, 2009, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,626,073. In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.
The estimated future payments under this contract are as follows:

	As of March 31,
	2009
2009 remaining quarters	Ps.	415,891
2010		551,881
2011		551,881
2012		516,641
2013 to 2017		589,779

Total	Ps.	2,626,073

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.
12 Contingencies
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are described below.
(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“General Law on Ecological Equilibrium and Environmental Protection”). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2009 and December 31, 2008, the reserve for environmental remediation expenses totaled Ps. 3,258,732 and Ps. 1,751,453, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheets.

(b)	As of March 31, 2009, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial arbitrations and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 44,892,365. At March 31, 2009, PEMEX had accrued a reserve of Ps. 11,989,273 for these contingent liabilities.
The current status of the principal lawsuits in which PEMEX is involved is as follows:
I.	In September 2001, Conproca, S.A. de C.V. (CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142 and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A hearing to determine the amount of liability is still pending.
II.	In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292,043 and Ps. 37,537. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On February 13, 2009, the ICA notified the parties that it would not issue a final award until May 31, 2009.

III.	On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008, a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008, the final judgment was confirmed. The parties filed amparos against this resolution. Pemex-Refining filed an amparo because the judgment did not require the plaintiff to pay expenses and court fees. A final resolution is still pending.

IV.	On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal which was accepted on May 20, 2008 before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo which was granted in its favor, stating that the First Court does not have jurisdiction to resolve this motion.

V.	On October 31, 2007, another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (No. 295/2007) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008 a final hearing was held. A final resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
VI.	On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) seeking approximately Ps. 1,900,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of these financial statements, the trial is in evidentiary stages, with an expert’s opinion on environmental damages pending. A final hearing is still pending.

VII.	In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 12, 2009, the court of arbitration ordered that the parties report on the results of their negotiations to resolve the claim not later than May 18, 2009. If an agreement were not reached among the parties, by that time, the court would schedule an evidentiary hearing.

VIII.	In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid for under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stages have concluded and a final hearing was held on November 18, 2008. A final judgment is still pending.

IX.	On August 16, 2006 two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against Petróleos Mexicanos and Pemex-Exploration and Production for the alleged violation of their constitutional rights as a result of the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and seeking a modification of the Regulatory Law. As of the date of these financial statements, a constitutional hearing is still pending. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending.

X.	As of the date of these financial statements, only one of the several claims filed by a group of Congressmen from the LIXth. Legislature related to the Financed Public Works Contracts (“FPWC”) program remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
United Mexican States. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted for consideration. On June 2, 2008, Pemex-Exploration and Production responded to the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XI.	In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles, and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes’ rights to sell lubricants. On December 9, 2008 a constitutional hearing was held. A final judgment is still pending.

•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was reversed. A motion to declare this judgment null and void was filed by Pemex-Refining. A final resolution is still pending.

•	On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of these financial statements, the matter is still under investigation. A report on the results of an accounting investigation by Pemex-Refining’s experts, made at the request of the Federal Public Ministry, is pending.

•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise an option to repurchase the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. The trial is currently in the evidentiary stage. On September 23, 2008, Pemex-Refining filed an expert’s opinion related to accounting issues. An expert’s opinion from the defendant is still pending.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney; Mexicana de Lubricantes filed a complaint against this resolution. A final resolution is still pending.

•	In addition, there is an administrative proceeding before the Comisión Federal de Competencia (Federal Competition Commission) under which several claims have been filed. On July, 2003, the Federal Competition Commission issued a resolution (No. 10-62-97) (the “Resolution”) prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wage units per day until such agreements were brought into compliance.

•	On January 15, 2008, the Federal Competition Commission requested that Pemex-Refining provide evidence of its compliance with the Resolution. Pemex-Refining argued that it was not able to comply with the Resolution due to a suspension granted to Bardahl in a separate amparo hearing. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. On January 10, 2008, Pemex-Refining filed an amparo before the Juzgado Sexto de Distrito en Materia

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))
Administrativa (Sixth Administrative District Court) in the Federal District (No. 46/2008 VI). On May 6, 2008, the Sixth Administrative District Court granted an amparo to Pemex-Refining and ordered a definitive suspension of the Federal Competition Commission’s Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, the amparo was granted in favor of Pemex-Refining declaring unconstitutional the resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed a revised motion against this resolution. A final resolution is still pending.
The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.
13 Business segment information
PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment
	Production		Refining		Petrochemicals		Petrochemicals		Companies		eliminations		Consolidated balance
As of March 31, 2009 and for the three-month period then ended

Trade sales	Ps.	—	Ps.	98,099,496	Ps.	30,228,843	Ps.	4,654,201	Ps.	92,019,253	Ps.	—	Ps.	225,001,793
Intersegment sales		161,851,982		13,117,858		15,764,225		7,660,777		49,272,766		(247,667,608)		—
Services income		—		913,526		—		—		765,488		(289,031)		1,389,983
Gross Income (loss) gross		108,410,470		3,767,167		3,254,103		(2,758,974)		11,136,085		(8,362,811)		115,446,040
Operating income (loss)		100,392,762		(6,133,383)		299,728		(5,147,083)		2,442,092		1,368,500		93,222,616
Net income (loss)		(14,226,947)		(13,347,431)		1,110,865		(4,995,574)		(36,069,194)		40,530,752		(26,997,529)
Comprehensive financing result		(18,206,742)		(5,349,770)		563,445		30,610		2,691,706		—		(20,270,751)
Depreciation and amortization		19,994,454		2,009,104		838,156		284,428		162,467		—		23,288,609
Cost of employee benefits		8,220,302		8,112,692		1,813,798		2,244,443		3,701,320		—		24,092,555
Taxes and duties		95,713,782		634,662		41,521		60,015		446,815		—		96,896,795
Total Assets		1,130,747,478		380,806,204		134,596,855		74,462,812		1,999,095,618		(2,415,754,426)		1,303,954,541
Current assets		500,128,477		199,151,632		90,579,703		57,622,694		1,106,624,869		(1,550,461,316)		403,646,059
Investments in shares and securities		402,563		157,094		1,737,637		—		327,833,412		(318,526,357)		11,604,349
Fixed assets		630,068,293		178,811,559		41,939,957		16,427,219		9,130,788		—		876,377,816
Acquisitions of fixed assets		92,407,764		(80,235)		(1,017,169)		294,392		445,526		—		92,050,278

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))

					Corporate and
	Exploration and		Gas and Basic		Subsidiary	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Companies	eliminations	Consolidated balance
Current liabilities	160,575,155	188,108,161	32,947,684	6,521,363	863,882,779	(1,067,109,652)	184,925,490
Reserve for employee benefits	177,251,543	172,608,972	43,357,437	47,751,350	67,889,930	—	508,859,232
Total Liability	872,066,996	409,805,280	85,855,629	55,440,054	1,958,414,970	(2,087,259,380)	1,294,323,549
Equity	258,680,482	(28,999,076)	48,741,226	19,022,758	40,680,648	(328,495,046)	9,630,992

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Mexican pesos (note 3))

									Corporate and
	Exploration and				Gas and Basic				Subsidiary		Intersegment
	Production		Refining		Petrochemicals		Petrochemicals		Companies		eliminations		Consolidated balance
As of March 31, 2008 and for the three-month period then ended

Trade sales	Ps.	—	Ps.	115,609,751	Ps.	41,094,532	Ps.	6,778,687	Ps.	157,695,119	Ps.	—	Ps.	321,178,089
Intersegment sales		279,338,613		12,952,967		24,229,457		12,084,647		80,386,629		(408,992,313)		—
Services income		—		—		—		—		454,402		(169,200)		285,202
Gross income (loss)		237,146,746		(42,928,444)		2,772,501		(1,327,507)		11,509,124		(9,291,110)		197,881,310
Operating income (loss)		227,175,985		(53,775,565)		190,014		(5,006,985)		1,262,470		329,500		170,175,419
Net income (loss)		22,615,144		(21,274,231)		993,642		(4,655,372)		4,623,492		950,074		3,252,749
Comprehensive financing result		(5,966,680)		(1,047,115)		854,764		153,147		5,048,489		62,790		(894,605)
Depreciation and amortization		17,168,300		2,402,500		903,800		287,600		154,900		—		20,917,100
Cost of employee benefits		10,575,498		11,132,973		2,373,174		3,179,994		4,883,379		—		32,145,018
Taxes and duties		199,177,191		1,063,428		484,035		66,725		850,313		—		201,641,692

As of December 31, 2008

Total assets		1,402,388,519		380,061,362		143,791,980		78,498,658		3,059,645,157		(3,827,548,272)		1,236,837,404
Acquisitions of fixed assets		113,321,706		24,155,484		5,405,305		3,507,099		2,922,006		—		149,311,600
Current assets		779,192,962		206,142,588		98,032,197		61,787,281		559,007,033		(1,339,870,254)		364,291,807
Investments in shares and securities		402,563		157,094		1,667,006		—		735,301,521		(726,351,000)		11,177,184
Fixed assets		606,668,876		171,844,781		43,831,789		16,547,828		6,168,731		—		845,062,005
Current liabilities		94,754,683		158,066,528		39,420,210		7,719,939		1,126,494,021		(1,250,490,795)		175,964,586
Reserve for employee benefits		172,980,782		168,326,666		41,601,685		45,590,405		66,584,005		—		495,083,543
Total Liability		1,144,606,751		395,713,962		96,035,525		54,480,917		3,001,023,013		(3,481,908,198)		1,209,951,970
Equity		257,781,768		(15,652,600)		47,756,455		24,017,740		58,622,145		(345,640,074)		26,885,434
14. Subsequent events
On April 30, 2009, the exchange rate was Ps. 13.0511 per dollar, which represents a 3.6% appreciation in dollar terms as compared to the December 31, 2008 exchange rate which was Ps. 13.5383.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Deputy Director of Finance and Treasury

Date: May 19, 2009
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.